Exhibit 99.1

The Directors, whose names appear on page 4 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of such persons (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this document, which comprises listing particulars relating to the Company prepared in accordance with the listing rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority for all the New Ordinary Shares to be admitted to the Official List and will be made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Subject, among other things, to the passing of the relevant resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting to be held on 1 June 2005, it is expected that such Admission will become effective, and that dealings in the New Ordinary Shares will commence, at 8.00 a.m. (London time) on 27 June 2005. As part of the Proposals, American Depositary Shares (each representing one New Ordinary Share) will be issued and evidenced by Company ADRs. Application will be made for the Company ADSs to be listed on the New York Stock Exchange and, subject to fulfilling the listing requirements of the New York Stock Exchange, dealings in Company ADSs are expected to commence at 9.30 a.m. (New York time) on 27 June 2005.
No New Ordinary Shares have been marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the admission to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in the Company or any other entity.

New InterContinental Hotels Group PLC

(to be renamed as InterContinental Hotels Group PLC upon Admission)

Incorporated and registered in England and Wales under the Companies Act 1985 and 1989
Registered No. 5134420

INTRODUCTION TO THE OFFICIAL LIST

SPONSORED BY
Citigroup

Shareholders should read Part IV of this document entitled “Risk Factors” which sets out various matters which should be taken into account in connection with the issue of the New Ordinary Shares.
Citigroup Global Markets Limited is acting as sponsor to the Company and as financial adviser to the Group, and to nobody else in connection with the Proposals and Admission and will not be responsible to anyone else for providing the protections afforded to its customers or for providing advice in relation to the Proposals or Admission or any other matter referred to in this document.
Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933, as amended (the “Securities Act”) or exempt from such registration. The New Ordinary Shares to be issued in connection with the Proposals have not been, and are not required to be, registered with the US Securities and Exchange Commission (the “SEC”) under the Securities Act in reliance on the exemption provided by Section 3(a)(10) thereof. US Shareholders who are affiliates (within the meaning of the Securities Act) of the Company or IHG before implementation of the Scheme or are affiliates of the Company after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares received in connection with the Scheme under Rule 145(d) of the Securities Act. Neither the SEC nor any US state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.
The date of this document is 3 May 2005.

ORDINARY SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION

			Expected maximum issued and
	Authorised		fully paid or credited as fully paid

	Number	Amount	Number	Amount

New Ordinary Shares of £6.25 each	1,600,000,000	£10,000,000,000	471,258,510	£2,945,365,687.5

The expected number of New Ordinary Shares issued and fully paid or credited as fully paid is based on the number of Existing Ordinary Shares in issue as at 29 April 2005 and on the assumption that all options are exercised prior to Admission under the share schemes of IHG. New Ordinary Shares to be issued in connection with the Proposals will rank in full for all dividends and other distributions declared, made or paid on such New Ordinary Shares after the date on which they are admitted to the Official List. Shortly following Admission, the nominal value of each New Ordinary Share will be reduced from £6.25 to 10 pence (pursuant to the Company Reduction of Capital).
There will also be one Redeemable Preference Share of £50,000 in issue. This has been issued by the Company so that it meets the minimum share capital requirements of the Companies Act pending the issue of the New Ordinary Shares on the Return. As described in Part VIII of this document, the Company intends to redeem the Redeemable Preference Share shortly after the Return.
OVERSEAS DISTRIBUTION
The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions. For certain United States, Australian, New Zealand and Canadian securities law considerations applicable to Overseas Shareholders, see paragraphs 18 and 19 of Part VIII of this document.

i

ii

GENERAL
As used in this document, except as the context otherwise requires:

•	Company means New InterContinental Hotels Group PLC, a public company incorporated and registered in England and Wales under the Companies Act with registered number 5134420, being the parent company of the Group following the Scheme becoming effective or, where appropriate, its Board;

•	Group means, before the Scheme Effective Time, IHG and its subsidiaries and subsidiary undertakings and, following the Scheme Effective Time, means the Company and those entities (including, for the avoidance of doubt, IHG) which will become its subsidiaries or its subsidiary undertakings upon implementation of the Scheme;

•	Group Company means any member of the Group; and

•	New Ordinary Shares means:

(i)	prior to the Company Reduction of Capital, the ordinary shares of £6.25 each in the capital of the Company to be allotted and issued pursuant to the Scheme or otherwise prior to the Court Hearing in respect of the Company Reduction of Capital; and

(ii)	following the Company Reduction of Capital, the ordinary shares of 10 pence each in the capital of the Company.
Other terms used in this document are defined in Part IX of this document.
It is intended that, subject amongst other things to the Scheme becoming effective, the Company will, with effect from the date of Admission, adopt the name “InterContinental Hotels Group PLC” to reflect the continuity of management and business, and IHG will change its name to InterContinental Hotels PLC and re-register as a private limited company shortly thereafter.
The Group will publish its consolidated financial statements expressed in United Kingdom pounds sterling. In this document, references to pounds sterling, sterling, £, pence or p are to UK currency, references to US dollars, US$ or $ are to United States currency, references to euro or € are to the euro, the currency of the European Economic and Monetary Union and references to AUS$ are to the currency of Australia.
Unless otherwise stated, the results of overseas operations have been translated into sterling at weighted average rates of exchange for the period: in the case of the US dollar, the translation rate is £1 = US$1.82 (2003: £1 = US$1.62), (2002: £1 = US$1.48); in the case of the euro, the translation rate is £1 = €1.47 (2003: £1 = €1.47), (2002: £1 = €1.60).
Unless otherwise stated, foreign currency denominated assets and liabilities have been translated into sterling at the following rates of exchange: in the case of the US dollar, the translation rate is £1 = $1.93 (2003: £1 = US$1.78), (2002: £1 = US$1.56); in the case of the euro, the translation rate is £1 = €1.41 (2003: £1 = €1.41), (2002: £1 = €1.59).

The Group’s financial statements set out in this document are prepared on the basis of generally accepted accounting principles in the United Kingdom (UK GAAP).
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements as defined under section 21E of the Exchange Act with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Board with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning.
Such statements in this document include, but are not limited to, statements under the following headings: Part I — Key Information and Part II — The Group Business Description. Specific risks faced by the Group are described under “Risk Factors” in Part IV. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, among others, the effect of political and economic developments, the risks involved with the Group’s reliance on brands and protection of intellectual property rights and the reliance on consumer perception of its brands, the ability to recruit and retain key personnel, the risks involved with developing and employing new technologies and systems, the Group’s ability to purchase adequate insurance, risks associated with funding the defined benefits under its pension schemes, the future balance between supply and demand for the Group’s hotels, the risks relating to identifying, securing and retaining management and franchise agreements, events that adversely impact domestic or international travel, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (“SARS”), increased use of intermediary reservation channels, the lack of selected acquisition opportunities or the effects of being unable to make disposals of hotel assets, the risks of litigation, the risk of possible product contamination, reliance on suppliers in the soft drinks business, competition, and the effect of adverse weather conditions on demand in the soft drinks business.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2005
Completion of the UK Hotels Disposal(1)	late May
Latest time and date for holders of IHG ADRs to provide voting instructions to the ADR Depositary for the Court Meeting and EGM	3.00 p.m. (New York time) on 25 May
Latest time for receipt of PINK Form of Proxy for the Court Meeting(2)	11.00 a.m. on 30 May
Latest time for receipt of GREEN Form of Proxy for the EGM	11.15 a.m. on 30 May
Voting Record Time for the Court Meeting(3) and EGM	6.00 p.m. on 30 May
AGM	10.30 a.m. on 1 June
Court Meeting(4)	11.00 a.m. on 1 June
EGM(5)	11.15 a.m. on 1 June
Court Hearing of the petition to sanction the Scheme(6)	24 June
Last day of dealings in Existing Ordinary Shares and Company ADSs(7)	24 June
Scheme Record Time(7)	9.00 p.m. on 24 June
Scheme Effective Time(7)	shortly before 8.00 a.m. on 27 June
Dealings in New Ordinary Shares commence on the London Stock Exchange(7)	8.00 a.m. on 27 June
Crediting of New Ordinary Shares to CREST accounts(7)	8.00 a.m. on 27 June
Trading of Company ADSs commences on the New York Stock Exchange(7)	9.30 a.m. (New York time) on 27 June
Court Hearing of the petition to confirm the Company Reduction of Capital(7)	29 June
Company Reduction of Capital becomes effective(8)	30 June
Despatch of share certificates for New Ordinary Shares and cheques in respect of the Return and fractional entitlements (as appropriate)(8)	By 8 July
Payments in respect of the Return and fractional entitlements (as appropriate) credited to CREST accounts (8)	By 8 July

Notes:

(1)	Completion of the UK Hotels Disposal is conditional upon receiving EC Clearance.

(2)	If the PINK Form of Proxy for the Court Meeting is not returned by this time, it may be handed to the Chairman of the Court Meeting at that meeting.

(3)	If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the adjourned meeting will be 6.00 p.m. on the day which is two days before the date of the adjourned meeting.

(4)	To begin at the time fixed or, if later, immediately following the end, or adjournment, of the AGM.

(5)	To begin at the time fixed or, if later, immediately following the end, or adjournment, of the Court Meeting.

(6)	This date will depend on completion of the UK Hotels Disposal.

(7)	These dates are indicative only and will depend, among other things, on completion of the UK Hotels Disposal, the date on which the Court sanctions the Scheme and when the order is registered at Companies House.

(8)	These dates are indicative only and will depend, among other things, on the date on which the Scheme becomes effective, the date on which the Court confirms the Company Reduction of Capital and when the order is registered at Companies House.
All references to time in this document are to London time unless otherwise stated.
The dates and times given are based on the current expectations of the Company and IHG and may be subject to change.

DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors of the Company	David Webster	(Non-Executive Chairman)
	Andrew Cosslett	(Chief Executive)
	Richard Solomons	(Finance Director)
	Richard Hartman	(Executive Director)
	Stevan Porter	(Executive Director)
	David Kappler	(Non-Executive Director)
	Ralph Kugler	(Non-Executive Director)
	Robert C. Larson	(Non-Executive Director)
	David Prosser	(Non-Executive Director)
	Sir Howard Stringer	(Non-Executive Director)

Company Secretary	Richard Winter

Registered Office of the Company	67 Alma Road
Windsor
Berkshire SL4 3HD

Sponsor and Financial Adviser	Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Joint Stockbrokers	JP Morgan Cazenove Limited	Merrill Lynch International
	20 Moorgate	2 King Edward Street
	London EC2R 6DA	London EC1A 1HQ

Legal Advisers to the Company	Linklaters
One Silk Street
London EC2Y 8HQ

Legal Advisers to the Company as to US Securities Law and US Tax Law	Davis Polk & Wardwell 99 Gresham Street London EC2V 7NG

Auditors and Reporting Accountants	Ernst & Young LLP
1 More London Place
London SE1 2AF

Registrar	Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA

ADR Depositary	The Bank of New York
101 Barclay Street
New York, NY 10286

PART I
KEY INFORMATION
Certain terms and expressions used in the text of the document are defined on page 1 and in Part IX of this document. The following information should be read in conjunction with the full text of this document. Other than in relation to information expressed to be historical, it describes the Group on the basis of the Return having taken place and the UK Hotels Disposal having completed. Unless otherwise indicated, the total numbers of hotels and rooms are stated as at 31 December 2004 and have not changed materially as at the date of this document. However, as at the date of this document, the proportion of hotels and rooms that are now part of the managed or franchised portfolio, as compared to the owned and leased portfolio, within the overall total, has increased as the Group progressively implements its strategy of selling certain owned and leased hotels and focusing on managed and franchised hotels.
1      Introduction
On 10 March 2005, IHG announced its intention to return surplus funds of approximately £1 billion to IHG Shareholders, subject to the completion of the UK Hotels Disposal. Under the Proposals, a new listed parent company of IHG, the Company, will be put in place through a Court approved Scheme of Arrangement under section 425 of the Companies Act. As part of the Scheme (which is expected to become effective on 27 June 2005) the Board intends to return approximately £1 billion to IHG Shareholders, equivalent to £1.65 per Existing Ordinary Share.
Under the Scheme, IHG Shareholders at the Scheme Record Time will exchange their Existing Ordinary Shares for a combination of New Ordinary Shares and cash, on the following basis:

for every 15 Existing Ordinary Shares	11 New Ordinary Shares and
£24.75 in cash*

*	Equivalent to £1.65 for every Existing Ordinary Share held.
Those New Ordinary Shares will be in the new holding company, New InterContinental Hotels Group PLC (to be renamed “InterContinental Hotels Group PLC” upon Admission) and will be issued when the Scheme becomes effective. The cash payments will be made to shareholders shortly after the Scheme becomes effective. Fractional entitlements to New Ordinary Shares will not be allotted to IHG Shareholders but will be aggregated and sold on their behalf with the proceeds of sale either sent to them by cheque or credited to the relevant CREST account. On the Scheme becoming effective, the Existing Ordinary Shares will be cancelled and will cease to be valid.
For further details of the Scheme and the Company Reduction of Capital, please refer to Part III of this document.

2      Overview of the Group
The Group is an international hotel business, with a portfolio of well-recognised and respected hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Express, Staybridge Suites and Candlewood Suites. The Group was formed from the Separation of Six Continents in April 2003 and retains a 47.5 per cent. interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.
With 3,540 franchised, managed, owned and leased hotels and approximately 534,000 guest rooms across nearly 100 countries and territories at the end of December 2004, the Group is currently the largest hotel group in the world by number of rooms.
Britvic owns brands that include Robinsons, Britvic juices, Fruit Shoot, R Whites, Tango and J2O. Britvic also has the exclusive right to bottle and distribute the Pepsi and 7UP brands in Great Britain until 2018. IHG has agreed with the other Britvic Shareholders to consider, subject to market and other conditions being satisfied, an initial public offering of Britvic between 2005 and 2008.

3      Key Strengths of the Hotel Business
3.1    Strongly diversified business operations
The Group is well diversified geographically with hotels currently situated in nearly 100 countries and territories worldwide. The Group also benefits from owning brands across a number of market segments.
3.2    Major global hotel company
At the end of December 2004, the Group had approximately 534,000 rooms and 3,540 hotels, making it the largest hotel group in the world by number of rooms.
3.3    Strong brand portfolio
The Group has a strong portfolio of leading brands, including for example Holiday Inn and InterContinental, which both have high levels of consumer recognition having been operating for more than 50 years.
3.4    Resilient and Highly Cash Generative managed and franchised profit stream
Completion of the sale of many of the currently owned hotels is expected to result in the proportion of managed and franchised rooms increasing by the end of 2006. A managed and franchised operating model is expected to be highly cash generative and involves lower capital risk.
3.5    Operating system efficiencies
Through the exploitation of the scale and strength of its global system, the Group is well positioned to drive efficiencies, and therefore profitability and further growth through new initiatives.
4      Hotel Business Strategic Priorities
The strategic priorities of the Hotel Business are:

•	to strengthen the core business through focusing on brand differentiation and system delivery;

•	to grow the managed and franchised fee income business in key markets;

•	to develop the organisation and its people;

•	to continue the asset disposal programme; and

•	to return funds to shareholders.

4.1	Strengthen the core business through focusing on brand and system delivery
Strong brands are key to success for the Group and therefore the Directors intend to continue to pursue the Group’s strategic goal of further developing strong consumer brand positions and service standards.
4.2    Grow the managed and franchised fee income business in key markets
The Directors aim to develop and grow the Group’s positions in the major global hotel markets by mainly pursuing a managed and franchised growth strategy with selected use of ownership to support its brands. Moving forward, the Directors believe this strategy offers more opportunity for growth and an improved return on capital employed.
4.3    Develop the organisation and its people
A significant programme of cost savings was completed during 2004 and the Directors remain focused on cost control. Against this backdrop of cost-focus and increased efficiency, investment in the business and its people that is necessary to drive growth will be committed as and when required.
4.4    Continue the asset disposal programme
During 2004, the Group continued the asset disposal programme commenced in 2003. Since Separation in April 2003, the Group has sold or announced the sale of 121 hotels with proceeds of approximately £1.75 billion and has on the market a further 25 hotels, including 10 hotels in Australia, New Zealand and Fiji announced on 4 April 2005.

4.5    Return funds to shareholders
Significant funds are being, and are expected to be, released from the asset disposal programme and the Group has three uses for these: paying down debt, investing in the business and returning funds to shareholders. In 2004 the Group returned funds to shareholders through share repurchase programmes and by way of a special dividend. In March 2005, the Group announced its intention to return funds of approximately £1 billion to IHG Shareholders, subject to (among other things) the completion of the UK Hotels Disposal.
5      Britvic Business Strategy
Britvic’s objective is to deliver continued revenue and profit growth by increasing its market share in both the stills and carbonated categories of the soft drinks market through developing both existing and new product and packaging formats, whilst continuing to drive further efficiencies and enhance employee performance.
6      Summary Financial Record

The tables below, the contents of which have been extracted without material adjustment from the comparative tables at Part V of this document, summarise the trading record of the Group for the 12 months to 30 September 2002, 15 months to 31 December 2003 and 12 months to 31 December 2004.

Shareholders should read the full text of these Listing Particulars and should not solely rely on the summary information in the tables below. In particular, these tables should be read in conjunction with Note 2 (in relation to Turnover and profit) in the comparative tables on the Group contained in Part V of this document.

	12 months to	15 months to	12 months to
	30 September	31 December	31 December
Turnover	2002*	2003**	2004***

Americas	570	661	495
EMEA	794	1,010	829
Asia Pacific	128	148	134
Central	40	51	40

Hotels	1,532	1,870	1,498
Soft Drinks	602	820	706

Continuing Operations	2,134	2,690	2,204
Discontinued Operations****	1,481	793	—

Total Group	3,615	3,483	2,204

*	Other than for Soft Drinks which reflects the 52 weeks ended 28 September 2002.

**	Other than for Soft Drinks which reflects the 64 weeks ended 20 December 2003 and Mitchells & Butlers which reflects the 28 weeks ended 12 April 2003.

***	Other than for Soft Drinks which reflects the 53 weeks ended 25 December 2004.

****	Discontinued operations relate to Mitchells & Butlers.

	12 months to	15 months to	12 months to
	30 September	31 December	31 December
Operating profit before exceptional items	2002*	2003**	2004***

Americas	173	195	163
EMEA	125	114	119
Asia Pacific	23	22	21
Central	(55)	(80)	(52)

Hotels	266	251	251
Soft Drinks	63	95	80

Continuing Operations	329	346	331
Discontinued Operations****	289	137	—

Total Group	618	483	331

*	Other than for Soft Drinks which reflects the 52 weeks ended 28 September 2002.

**	Other than for Soft Drinks which reflects the 64 weeks ended 20 December 2003 and Mitchells & Butlers which reflects the 28 weeks ended 12 April 2003.

***	Other than for Soft Drinks which reflects the 53 weeks ended 25 December 2004.

****	Discontinued operations relate to Mitchells & Butlers.
7      Current Trading and Prospects

At the announcement of the preliminary results for the Group on 10 March 2005, the following information was provided on the current trading of the Hotel Business:

The Group has seen encouraging performance in the US. The key midscale brands, Express and Holiday Inn, are showing rate growth. Crowne Plaza RevPAR is growing strongly, driven by strong performance in the meeting segment and the InterContinental brand is delivering strong results in key cities (e.g. New York). The UK, and particularly London, is showing strong RevPAR growth, driven by the corporate segment. The Group is seeing continued weakness in some Continental European markets (e.g. France and Benelux) but Germany is showing some positive signs. The Group’s business in the Middle East continues to deliver positive results, while the InterContinental Hong Kong had a good start to the year with double-digit RevPAR growth and mainland China also performed strongly.
Also as part of the presentation of the preliminary results, information was provided in relation to the Britvic Business. Turnover increased by 5 per cent. for the full financial year, with volume up 2 per cent., but operating profit had reduced by 4 per cent., affected by investment in the business, pension costs and poor weather. Capital expenditure is, however, expected to be less in 2005, and the year started positively with volume increases over the previous year, and several initiatives planned with the intention of increasing profit and tightly controlling costs.
Based on the information available to the Directors at the date of this document, the Directors believe that there has been no material change in the broad trend of current trading since 10 March 2005 and the outlook for the Group’s trading for the full financial year remains in line with the Directors’ expectations.
8      Dividend Policy
The Directors intend to pursue a progressive dividend policy that is appropriate to the strategies of the Group.
9      Risk Factors
Certain risk factors in relation to the Group Businesses are discussed in Part IV of this document. All of these risk factors should be carefully considered.

PART II
THE GROUP BUSINESS DESCRIPTION
This section describes the Group Businesses and should be read in conjunction with the full text of this document.

1	Overview of the Group
The Group is an international hotel business which owns a portfolio of well-recognised and respected hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Express, Staybridge Suites and Candlewood Suites. The Group was formed from the Separation of Six Continents in April 2003. The Separation also resulted in the creation of Mitchells & Butlers, an operator of managed pubs, bars and restaurants which is now a separately listed company.
With 3,540 franchised, managed, owned and leased hotels and approximately 534,000 guest rooms across nearly 100 countries and territories, at the end of December 2004, the Group is currently the largest hotel group in the world by number of rooms. At the end of December 2004, approximately 93 per cent. of the Group’s rooms were operated under a managed or franchised model.
The Group retains a 47.5 per cent. interest in Britvic, one of the two leading manufacturers of soft drinks, by value and sales volume, in Great Britain, which owns brands that include Robinsons, Britvic Juice, Fruit Shoot, R Whites, Tango and J2O. Britvic also has the exclusive right to bottle and distribute the Pepsi and 7UP brands in Great Britain until 2018. IHG has agreed with the other Britvic Shareholders, subject to market and other conditions being satisfied, to consider an IPO of Britvic between 2005 and 2008.
Consistent with its stated intention at the time of Separation, the Group has made a series of targeted hotel disposals to reduce the capital intensity of the business. The Group now aims to leverage its proven track record in operating managed and franchised models, and capitalise on its brands’ strengths.
As at the date of this document, IHG was offering for sale or was in the process of selling 25 hotels including 10 hotels in Australia, New Zealand and Fiji announced on 4 April 2005. Since Separation in April 2003, the Group has sold or announced the sale of 121 hotels with proceeds of approximately £1.75 billion.
The largest such disposal was of a portfolio of 73 properties in the UK to LGR Acquisition, expected to be completed in the second quarter of 2005. The agreed sale price was £1 billion, £22 million below net book value. Receipt of £40 million of the total proceeds has been deferred, contingent upon certain pre-agreed performance targets being reached.

The majority of assets remaining to be sold are expected to be sold with the brand flag, and so will become managed or franchised hotels.
Ownership of certain hotels in key cities is likely to be retained where considered strategically important to do so. The Group is in the early stages of a planned refurbishment of its owned InterContinental Hyde Park property, with a budget of approximately £60 million, as an approved capital project financed from internal resources.

2	Hotel Business

2.1	Business Models
The Group currently operates its hotel business through three distinct business models which offer different growth, return, risk and reward opportunities. The models are summarised as follows:

•	Franchised, where Group Companies neither own nor manage the hotel, but license the use of a Group brand and provide access to reservation systems, loyalty schemes and know-how. The Group derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue. At the end of 2004, 396,829 (74 per cent.) of the Group’s rooms were franchised, with 86 per cent. of rooms in the Americas operating under this model.

•	Managed, where in addition to licensing the use of a Group brand, a Group Company manages the hotel for third party owners. The Group derives revenues from base and incentive management fees, and provides the system infrastructure necessary for the hotel to operate. Management contract fees are linked to total hotel revenue and may have an additional incentive fee linked to profitability and/or cash flow. The terms of these agreements vary, but are often long term (for example 10 years or more). The Group Company’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. The Group Company prepares annual budgets for the hotels that it manages, and property owners are responsible for funding periodic maintenance and repair on a basis to be allocated by the Group Company. In order to gain access to central reservations systems, global and regional brand marketing and brand standards and procedures, owners are typically required to make a further contribution. In certain cases, property owners may insist on performance targets, with consequences for management fees and sometimes the contract itself (including, on occasion, the right of termination), if those targets are not met. At the end of 2004, 98,953 (19 per cent.) of the Group’s rooms were operated under management contracts.

•	Owned and leased, where a Group Company both owns (or leases) and operates the hotel and, in the case of ownership, assumes all the benefits and risks associated with ownership. The Group has been selling a significant proportion of its owned and leased portfolio and in future expects to only own hotels where it is considered strategically important to do so. Rooms owned or leased by the Group at the end of 2004 totalled 38,420, representing 7 per cent. of the Group’s rooms.

In addition, the Group makes equity investments in hotel ownership entities where its equity investment is less than 100 per cent., and it participates in a share of the benefits and risks of ownership. A management contract is generally entered into as well as the equity investment.
The Group’s objective under its strategy is to become the world’s leading hotel brand owner, using its proven track record in hotel management and franchising to grow its portfolio of hospitality brands predominantly under a managed and franchised model. A large part of the owned and leased estate (by net book value) has been sold or is in the course of being sold, and the disposal process continues.

2.2	Global Brands
The Group’s portfolio includes six established and diverse brands and one new brand (Hotel Indigo). These brands cover several market segments and in the case of InterContinental, Crowne Plaza, Holiday Inn and Express operate internationally. Staybridge Suites operates in the Americas and has recently been launched in the United Kingdom. Candlewood Suites operates exclusively in the United States.
Analysis of Hotels by Operating Model by Brand (at 31 December 2004)

		Crowne	Holiday		Staybridge	Candlewood
	InterContinental	Plaza	Inn	Express	Suites	Suites	Other(a)	Total(a)

Owned and Leased	24	24	103	11	4	—	—	166
Managed	76	64	132	11	36	76	8	403
Franchised	32	127	1,249	1,490	39	33	1	2,971
Total(a)	132	215	1,484	1,512	79	109	9	3,540

Source: Management
Note: (a) Includes 1 Hotel Indigo, 7 other branded hotels under management and 1 under franchise.
Following the completion of the UK Hotels Disposal and the disposals to HPT and Strategic Hotel Capital, Inc. referred to in paragraph 4.4 of this Part II below (and assuming no change in the number of managed and franchised hotels), it is expected that the split of hotels between the business models will be 78 owned and leased hotels, 491 managed hotels and 2,971 franchised hotels.

2.2.1	InterContinental Hotels & Resorts
InterContinental — Regional Analysis

	Americas	EMEA	Asia Pacific

Average room rate US$(1)	130	154	138
Room numbers(2)	15,088	20,292	9,136

(1)	For year ended 31 December 2004, quoted at a constant US$ exchange rate of £1: US$1.80.

(2)	As at 31 December 2004.
InterContinental is the Group’s global premium hotel brand which was acquired in March 1998. The brand is targeted at both business and leisure guests. InterContinental hotels are generally situated in prime locations in major cities and key resorts around the world. At the end of 2004, there were 132 InterContinental hotels in more than 60 countries and territories representing 8 per cent. of all of the Group’s rooms.

2.2.2	Crowne Plaza
Crowne Plaza — Regional Analysis

	Americas	EMEA	Asia Pacific

Average room rate US$(1)	96	118	81
Room numbers(2)	33,645	15,747	12,235

(1)	For year ended 31 December 2004, quoted at a constant US$ exchange rate of £1: US$1.80.

(2)	As at 31 December 2004.
Crowne Plaza is the Group’s global upscale hotel brand which had grown to 215 hotels worldwide by the end of 2004. The brand is targeted at the business guest, with a particular focus on meetings and related services. The upscale Crowne Plaza hotels provide the high level of comfort, amenities, services, facilities and meeting space expected of a full service hotel. Crowne Plaza represented 12 per cent. of the Group’s rooms at the end of 2004.

2.2.3	Holiday Inn
Holiday Inn — Regional Analysis

	Americas	EMEA	Asia Pacific

Average room rate US$(1)	80	95	63
Room numbers(2)	205,500	53,568	19,719
Holiday Inn is the Group’s midscale full service hotel brand. Holiday Inn International was acquired in 1988 and the remaining North American business of Holiday Inn acquired in 1990. The Holiday Inn brand is targeted at the mid-market guest and is the Group’s largest global brand based on room numbers.
There were 1,484 Holiday Inn hotels located in more than 70 countries and territories representing 52 per cent. of all the Group’s rooms at the end of 2004.

2.2.4	Express
Express — Regional Analysis

	Americas	EMEA	Asia Pacific

Average room rate US$(1)	76	90	62
Room numbers(2)	109,882	15,921	232

(1)	For year ended 31 December 2004, quoted at a constant US$ exchange rate of £1: US$1.80.

(2)	As at 31 December 2004.
Express is the Group’s midscale limited service hotel brand. The Group recognised the need for a brand in this category in the early 1990s and subsequently developed Express to extend the reach of the

Holiday Inn brand and enter the midscale limited service market. The brand has grown rapidly and aims to provide the room quality of midscale hotels without the associated full range of facilities. The brand is targeted at the value-conscious guest.
There were 1,512 Express hotels around the world representing 24 per cent. of all of the Group’s rooms at the end of 2004. Express is one of the largest brands in the US midscale limited service sector based on room numbers and approximately 90 per cent. of the Express branded rooms are located in the Americas.
2.2.5 Staybridge Suites
Staybridge Suites is the Group’s organically developed extended stay brand and offers self-catering services and amenities designed specifically for those on extended travel. The rooms offer more space than the typical hotel room, offering studios and one and two-bedroomed suites, with cooking facilities. As at 31 December 2004 there were 79 Staybridge Suites, all of which are presently located in the Americas, representing 2 per cent. of all of the Group’s rooms. The first Staybridge Suite was opened in 1998, with the seventy-fifth Staybridge Suite following in June 2004, demonstrating the fastest roll out of seventy-five properties in the extended stay segment, and making Staybridge Suites one of the fastest growing brands in its segment.
On 6 April 2005, the Group announced the launch of Staybridge Suites in the UK. The first two hotels are expected to open in late 2006.
2.2.6 Candlewood Suites
The Candlewood Suites brand was acquired on 31 December 2003. Candlewood Suites is an extended stay brand which complements Staybridge Suites’ positioning. Candlewood Suites is an established brand of purpose built hotels with 109 properties on average approximately five years old. At the end of 2004, Candlewood Suites represented 2 per cent. of all of the Group’s rooms.
2.2.7 Hotel Indigo
In April 2004, the Group launched its seventh brand, Hotel Indigo, which is designed to appeal to aspirational midscale hotel guests who are wishing to “trade up”. The first Hotel Indigo opened in Atlanta, Georgia, in the US in October 2004.
2.3    Geographical Analysis

The Group’s management is currently organised by regions. The Group’s hotels operations are organised into three main geographical regions - the Americas, EMEA and Asia Pacific. Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the global hotel market. In terms of its overall hotel level operating profit before central overheads and exceptional items, the Americas represented 54 per cent., EMEA represented 39 per cent. and the Asia Pacific region represented 7 per cent. in the 12 months ended December 2004.
The geographical analysis, split by number of rooms and operating profit, is set out in the table below.
Geographical Analysis — % Split of Total

% of Total	Americas	EMEA	Asia Pacific

Room numbers(1)	72	20	8
Hotel level operating profit (before central overheads and exceptional items)(2)	54	39	7

(1)	As at 31 December 2004.

(2)	For the year ended 31 December 2004.
Following the completion of the UK Hotels Disposal and the disposals to HPT and Strategic Hotel Capital, Inc. referred to in paragraph 4.4 of this Part II below (and assuming no other change in the number of rooms or the respective regional contribution to hotel level operating profit, before central overheads and exceptional items), it is expected that the geographical split of hotel level operating profit (before central overheads and exceptional items) will increase for the Americas and Asia Pacific to approximately 66 per cent. and 9 per cent. respectively, and decrease in EMEA to 25 per cent.

2.4    Global Channels, Loyalty Scheme and System Delivery
Hotels in the Group’s system generally pay a contribution into a fund for the benefit of the whole brand system which is then used for:

•	Brand marketing — funds are available to support each brand in its marketplace, for example TV advertising and print promotional campaigns.

•	Reservation centres — the Group has reservation centres around the world which enable it to sell in local languages in many countries and offer a high quality service to customers.

•	Internet distribution — the internet currently delivers 13 per cent. of total system room revenue for the Group. Of that 13 per cent., approximately 80 per cent. is booked through the Group’s own websites, which currently operate in seven languages.

•	Priority Club Rewards — the largest hotel loyalty scheme in the world with 23.7 million members as at the end of 2004.

•	Technology (e.g. Holidex/Holidex Plus) — the Group’s central reservations IT infrastructure.
3      Key Strengths
3.1    Strongly diversified business operations
The Group is well diversified geographically with hotels currently situated in nearly 100 countries and territories worldwide. While maintaining the Company’s desire to focus on building national scale within its core markets, the Group will remain a global operator and continue to benefit from geographic diversification. The Group also benefits from owning brands across a number of market segments. The portfolio covers premium, upscale, midscale (both full and limited service outlets) and extended stay properties, and customers include both business and leisure travellers.
3.2    Major global hotel company
Currently, the Group has hotels in nearly 100 countries and territories and has a larger number of rooms than any other hotel company. The Group has a large premium and upscale network (including 132 InterContinental and 215 Crowne Plaza hotels at the end of 2004) as well as midscale depth in key countries (for example, Holiday Inn is one of the largest midscale brands in the US and China by room numbers). At the end of 2004, the Group had approximately 534,000 rooms and 3,540 hotels, making it the largest hotel group in the world by number of rooms. Following its greater focus on growing the managed and franchised operating model, the Group intends that the majority of the owned and leased estate (which is intended to be sold with the brand flag) remains as part of the Group’s managed and franchised portfolio. Selective additions to the owned and leased portfolio may also occur.
3.3    Strong brand portfolio
The Group has a strong portfolio of leading brands, including Holiday Inn and InterContinental which, for example, have been operating for more than 50 years.
The Group’s brand investment represents a substantial asset that can be leveraged and exploited through franchising and management at low cost.
3.4    Resilient managed and franchised profit stream
Greater focus on a managed and franchised model will play both to the Group’s core strengths and capitalise on the strength of its brands. In addition, a managed and franchised operating model is expected to be highly cash generative, and involves lower capital risk than an owned and leased model. It has also been shown in the past to be more resilient to external factors such as economic downturn or a decline in business travel such as that which followed the terrorist attacks of 11 September 2001, SARS and the Iraq war.
3.5    Operating system efficiencies
The Group uses a global system for reservations, which together with its IT, internet and loyalty scheme (Priority Club Rewards) is predominantly funded by contributions from the hotels, which are in the main owned by third parties.

Through the exploitation of the scale and strength of its global system, the Company is well positioned to drive profitability and further growth through new initiatives.
4      Hotel Business Strategic Priorities
The strategic priorities of the Hotel Business are:

•	to strengthen the core business through focussing on brand differentiation and system delivery;

•	to grow the managed and franchised fee income business in key markets;

•	to develop the organisation and its people;

•	to continue the asset disposal programme; and

•	to return funds to shareholders.

4.1	Strengthen the core business through focussing on brand and system delivery
The Group aims to maintain and grow strong brands. Strong brands are key to success for the Group and therefore the Directors intend to continue to pursue the Group’s strategic goal of further developing strong consumer brand positions and service standards.
Supporting the brands are the Group’s distribution channels and customer loyalty scheme which facilitate and reinforce the Group’s offering for consumers and hotel owners. Growing delivery through its channels and loyalty scheme therefore remains a key focus for the Group.
4.2    Grow the managed and franchised fee income business in key markets
The Directors aim to exploit US scale and geographic presence to develop national scale positions in the major global hotel markets, mainly pursuing a managed and franchised (rather than ownership-led) growth strategy.
Moving forward, the Directors believe this strategy offers more opportunity for growth and an improved return on capital employed.
4.3    Develop the organisation and its people
A significant programme of overhead cost savings was completed during 2004, resulting in annualised savings of US$120 million versus the budgeted 2003 base (source: management accounts of IHG). Moving forward, the Directors remain focused on costs and will exploit methods to keep them controlled such as the simplification of structures due to increased focus, cost reductions due to declining asset ownership, and process improvements. Against this backdrop of cost-focus and increased efficiency, investment in the business that is necessary to drive growth will be committed as and when required.
People are a key component in driving its strategy forward and the Group will continue to invest in the development of its human resources. The launch of a wide-ranging Senior Leadership Development Programme and an online employee satisfaction survey which samples opinion on a quarterly basis are just two indicators of the Group’s commitment to developing and retaining key people.
4.4    Continue the asset disposal programme
During 2004, the Group continued the asset disposal programme commenced in 2003.
On 17 December 2004, the Group announced the sale of 13 hotels, with 3,946 rooms in the United States, Puerto Rico and Canada, to HPT. The total consideration payable by HPT IHG-2 (the HPT acquiring vehicle) for the sales amounted to US$425 million, before transaction costs, equivalent to net book value (of which US$395 million was received upon the main completion of the sale on 16 February 2005, with the remaining US$30 million to be received upon the completion of the sale of the InterContinental hotel in Austin, expected to be on or around 1 June 2005). The Group will continue to manage the hotels (other than the InterContinental in Puerto Rico) under a 25 year management contract with HPT IHG-2. The Group has two consecutive options to extend the contracts for 15 years each, giving a total potential contract length of up to 55 years. The InterContinental in Puerto Rico has been leased back to the Group under a 25 year lease with two consecutive options to extend the lease for 15 years each, giving a total potential lease length of up to 55 years.

On 28 February 2005, the Group announced the acquisition by Strategic Hotel Capital, Inc. of 85 per cent. interests in two hotels in the United States. The Group received approximately US$287 million in cash before transaction costs, based upon a total value of US$303.5 million, US$12 million in excess of net book value. This transaction completed in April 2005. The Group will continue to manage these hotels under a 20 year management contract with three options to extend for a further ten years each.
On 10 March 2005, the Group announced the sale of 73 hotels in the United Kingdom to LGR Acquisition, a consortium comprising Lehman Brothers Real Estate Partners, GIC Real Estate and Realstar Asset Management. The agreed sale price was £1 billion, £22 million below net book value. Receipt of £40 million of the total proceeds has been deferred, contingent upon certain pre-agreed performance targets being reached. This transaction is expected to complete in the second quarter of 2005 and is conditional upon obtaining EC Clearance. The Group will continue to manage 63 of these hotels under a 20 year management contract with two consecutive options to extend the contract for a further five years each. The remaining ten hotels will be under a temporary management agreement with the Group.
On 4 April 2005, the Group announced the placing of a further 10 hotels on the market, located in Australia, New Zealand and Fiji.
With the transactions above and other smaller transactions since Separation in April 2003, the Group has sold or announced the sale of 121 hotels with proceeds of approximately £1.75 billion and, at the date of this document, has on the market a further 25 hotels (including the 10 announced on 4 April 2005 which are referred to above).
4.5    Return funds to shareholders
Significant funds are released from the asset disposal programme and the proceeds will be used for paying down debt, investing in the business and returning funds to shareholders.
In March 2004 the Group announced an on-market share repurchase programme for £250 million. By 20 December 2004 the programme was completed with, in total, 45.6 million shares repurchased at an average price of 548 pence per share.
In September 2004 the Group announced a further £750 million return of funds to Shareholders. This comprised a proposed special dividend of approximately £500 million and a further £250 million share repurchase programme. On 17 December 2004, £501 million was returned to Shareholders by way of a special dividend of 72 pence per share. This special dividend was accompanied by a consolidation of IHG’s ordinary share capital on the basis of 25 new ordinary shares for every 28 existing ordinary shares, effective from 13 December 2004. The further £250 million share repurchase programme commenced on 20 December 2004. By 25 April 2005 (being the latest practicable date prior to the publication of this document), a total of 20.3 million shares had been repurchased under the second repurchase programme at an average price per share of 632 pence (total, approximately £128 million).
On 10 March 2005, the Group announced its intention to return further funds of approximately £1 billion to IHG Shareholders, subject (among other things) to the completion of the UK Hotels Disposal. Under the Proposals, a new listed holding company of IHG, the Company, will be put in place through a Court approved Scheme of Arrangement under section 425 of the Companies Act. As part of the Scheme (which is expected to become effective on 27 June 2005) the Board intends to return approximately £1 billion to IHG Shareholders, equivalent to £1.65 per Existing Ordinary Share.

5      Britvic Business
IHG owns a 47.5 per cent. interest in Britvic, the holding company for the Britvic soft drinks business, which is one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain. Following the signing of the Exclusive Bottling Agreements (“EBAs”) on 10 March 2004 the ownership of Britannia Soft Drinks Limited is now split between the Group (47.5 per cent.), Allied Domecq PLC and Whitbread PLC (each with 23.75 per cent.), and PepsiCo Inc. (5 per cent.). Under the EBAs, Britvic holds the exclusive right to distribute the Pepsi and 7UP brands in Great Britain until 2018 with a five year extension if Britvic becomes a publicly listed company on the terms agreed between IHG and Britvic’s other shareholders. Those shareholders have agreed, subject to market and other conditions being satisfied, to consider an initial public offering of Britvic between 2005 and 2008.
Britvic operates primarily in the United Kingdom (approximately 3.3 per cent. of revenues are from exports). Britvic distributes its products via a variety of outlets in the United Kingdom, including grocery stores, supermarkets, petrol stations, off-licences (together, the “Take-Home” channel) and restaurants, pubs, clubs, theatres and other licensed premises (known as the “On-Premise” channel). Britvic has an extensive and balanced portfolio of soft drink brands including Robinsons, Tango, Fruit Shoot, Pepsi, 7UP, Britvic juices, R Whites, Amé, J2O, Purdey’s and Aqua Libra.
Britvic Strategy
Britvic’s objective is to deliver continued revenue and profit growth by increasing its market share in both the stills and carbonated categories of the soft drinks market through developing both existing and new product and packaging formats, whilst continuing to drive further efficiencies and enhance employee performance.

6      Current Trading and Prospects
At the announcement of the preliminary results for the Group on 10 March 2005, the following information was provided on the current trading of the Hotel Business:

The Group has seen encouraging performance in the US. The key midscale brands, Express and Holiday Inn are showing rate growth. Crowne Plaza RevPAR is growing strongly, driven by strong performance in the meeting segment and the InterContinental brand is delivering strong results in key cities (e.g. New York). The UK, and particularly London, is showing strong RevPAR growth, driven by the corporate segment. The Group is seeing continued weakness in some Continental European markets (e.g. France, Benelux) but Germany is showing some positive signs. The Group’s business in the Middle East continues to deliver positive results, while the InterContinental Hong Kong had a good start to the year with double-digit RevPAR growth and mainland China also performed strongly.
Also as part of the presentation of the preliminary results, information was provided in relation to the Britvic Business. Turnover increased by 5 per cent. for the full financial year, with volume up 2 per cent., but operating profit had reduced by 4 per cent., affected by investment in the business, pension costs and poor weather. Capital expenditure is, however, expected to be less in 2005, and the year started positively with volume increases over the previous year, and several initiatives planned with the intention of increasing profit and tightly controlling costs.
Based on the information available to the Directors at the date of this document, the Directors believe that there has been no material change in the broad trend of current trading since 10 March 2005 and the outlook for the Group’s trading for the full financial year remains in line with the Directors’ expectations.

7      Dividend Policy
The Directors intend to pursue a progressive dividend policy that is appropriate to the strategies of the Group.

8	Directors

The Directors of the Company are the current directors of IHG as described below. From Admission, the Directors will perform the same role for the Company as they currently perform for IHG.

(a)	David Webster — Non-Executive Chairman
David Webster (age 60) was appointed Deputy Chairman and Senior Independent Director of IHG on the Separation of Six Continents in April 2003. He was appointed non-executive Chairman on 1 January 2004. David is also the non-executive Chairman of Makinson Cowell Limited, a capital markets advisory firm. He was formerly Chairman of Safeway plc and a non-executive director of Reed Elsevier PLC.

(b)	Andrew Cosslett — Chief Executive
Andrew Cosslett (age 50) joined the Group as Chief Executive on 3 February 2005. He joined the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East and Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in the UK and Asia Pacific. He has over 11 years’ previous experience in brand marketing with Unilever. He is also the non-executive Chairman of Duchy Originals Limited.

(c)	Richard Solomons — Finance Director
Richard Solomons (age 43) qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. He joined the Group in 1992 and held a variety of senior finance and operational roles. He was appointed Finance Director of the Hotel Business in October 2002 in anticipation of IHG’s listing as a publicly quoted company in April 2003. He is responsible for finance and asset management, tax, treasury and central shared services. Richard is also Chairman of Britvic.

(d)	Richard Hartman — Executive Director
Richard Hartman (age 59) has over 38 years’ experience in the hotel industry including 30 years with Sheraton. He joined the Group in 1999 as Managing Director, Asia Pacific. Subsequently, as Managing Director, Europe, Middle East & Africa, he was appointed an executive director of IHG in April 2003. He is responsible for the business of all the hotel brands and properties in the EMEA region.

(e)	Stevan Porter — Executive Director
Stevan Porter (age 50) spent 13 years with Hilton Corporation in a variety of senior management positions. He joined the Group in 2001 as Chief Operating Officer, the Americas. Subsequently, as President, the Americas, he was appointed an executive director of IHG in April 2003. He is responsible for the business of all the hotel brands and properties in the Americas region.

(f)	David Kappler — Non-Executive Director
David Kappler (age 58) was appointed a director and Senior Independent Director of IHG in June 2004. He is the non-executive Chairman of Premier Foods plc and a non-executive director of Shire Pharmaceuticals Group plc and HMV Group plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc until April 2004, he also served as a non-executive director of Camelot Group plc.

(g)	Ralph Kugler — Non-Executive Director
Ralph Kugler (age 49) was appointed a director of IHG in April 2003. He is President, Unilever Home and Personal Care, and has been nominated to join the Board of Unilever in May 2005. He has held a variety of senior positions globally for Unilever and has experience of regional management in Asia, Latin America and Europe (including as President of Unilever Latin America and, more recently, President of Unilever Europe, Home and Personal Care) with over 25 years’ involvement in brand marketing.

(h)	Robert C. Larson — Non-Executive Director
Robert C. Larson (age 70) was appointed a director of IHG in April 2003. He is Managing Director of Lazard Frères & Co LLC, Chairman of Lazard Frères Real Estate Investors, LLC and the non-executive Chairman of United Dominion Realty Trust Inc. He served as a non-executive director of Six Continents from 1996 until April 2003.

(i)	David Prosser — Non-Executive Director
David Prosser (age 61) is a qualified actuary with 40 years’ experience in financial services. He was appointed a director of IHG in April 2003. He is Group Chief Executive of Legal & General Group Plc. He is Chairman of the Financial Services Skills Council and a director of the Royal Automobile Club Limited and of Epsom Downs Racecourse Limited.

(j)	Sir Howard Stringer — Non-Executive Director
Sir Howard Stringer (age 63) has over 35 years’ experience in the media and entertainment industries. He was appointed a director of IHG in April 2003. He is a director of Sony Corporation and Chairman and Chief Executive Officer of Sony Corporation of America and has been nominated to be Group Chairman and Chief Executive Officer of Sony Corporation. He served as a non-executive director of Six Continents from 2002 until April 2003.

Messrs Cosslett, Solomons, Hartman, Kappler, Kugler and Larson are standing for reappointment to the Board of IHG at the Annual General Meeting of IHG to be held on 1 June 2005, in accordance with IHG’s Articles of Association.

9	Senior Management
The following key senior management, together with the above Executive Directors, will have responsibility for the Hotel Business’ operations, for reviewing the Hotel Business strategy and policy and for monitoring its implementation:

(a)	Richard Winter — Executive Vice President, Corporate Services, Group Company Secretary and General Counsel
Richard Winter (age 56), a solicitor, qualified in 1973 and had 20 years’ commercial law experience in private practice. He joined the Group in 1994 as Director of Group Legal. Richard is now responsible for corporate governance, risk management, internal audit, data privacy, company secretariat, group legal services and corporate social responsibility and is the Company Secretary.

(b)	Peter Gowers — Executive Vice President, Global Brand Services
Peter Gowers (age 32) has previous international experience in management consultancy based in London and Singapore. He joined the Group in 1999 and was appointed Executive Vice President, Global Brand Services in January 2003. Peter is responsible for group strategy, worldwide marketing and distribution, reservations and loyalty programmes.

(c)	A. Patrick Imbardelli — Managing Director, Asia Pacific
A. Patrick Imbardelli (age 44) has over 23 years’ experience in the hotel industry including 12 years with Southern Pacific Hotels Corporation. He joined the Group in 2000 and was appointed Managing Director, Asia Pacific in January 2003. Patrick is responsible for the business of all the hotel brands and properties in the Asia Pacific region.

(d)	Jim Larson — Executive Vice President, Human Resources
Jim Larson (age 52) has over 25 years’ experience in human resources, most recently with the Kellogg Company. He joined the Group in 2002 as Executive Vice President, Human Resources. Jim is responsible for global reward strategy and implementation, talent management and leadership development.

10	Employees
The Group employed an average of nearly 30,000 people worldwide in the financial year 2004.
The table below analyses the distribution of the average number of employees for the last three years by division.

	Average number of employees worldwide during

	12 months to	15 months to	12 months to
	30 September	31 December	31 December
	2002	2003	2004

Hotel Business	28,385	27,111	26,835
Britvic Business	2,637	2,698	2,824

Group total*	31,022	29,809	29,659
Discontinued operations*	38,747	15,014	—

Total	69,769	44,823	29,659

*	Group relates to continuing operations. Discontinued operations relate to Mitchells & Butlers.
Following the completion of the disposal of certain assets to LGR Acquisition referred to in paragraph 1 of this Part II, the Group will employ approximately 22,000 people worldwide.
The Group operates in a competitive environment and it is an essential part of its strategy to attract, motivate and retain the highest achievers who are able to deliver the business objectives. The level of remuneration and benefits offered is key to supporting this objective and maintaining the Group’s aim of being an employer of choice.
The Group sets out to provide competitive salaries and benefits for all its employees, consistent with business strategy and performance. Total remuneration comprises fixed pay and variable pay in the form of performance bonus and benefits. The performance-related element forms a significant proportion of the total package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance.

11	Corporate Governance
With effect from Admission, the Company will replicate the corporate governance structure of IHG, including its committee structures.

PART III
FURTHER INFORMATION RELATING TO THE
SCHEME AND THE COMPANY REDUCTION OF CAPITAL

1	Summary of the Scheme and the Company Reduction of Capital
The return of approximately £1 billion and the establishment of a new holding company for the Group entails a number of steps.
The Scheme
Under the Court approved Scheme of Arrangement, made pursuant to section 425 of the Companies Act, the Company will be introduced as the new holding company of IHG. The Scheme is subject to certain conditions, including the completion of the UK Hotels Disposal, the approval of IHG Shareholders and the approval of the Court. The Court Hearing to sanction the Scheme is expected to be held on 24 June 2005 at the Royal Courts of Justice, Strand, London. Shareholders will have the right to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by Counsel.

Under the terms of the Scheme, IHG Shareholders on the register of IHG at the Scheme Record Time, expected to be 9.00 p.m. on 24 June 2005, will exchange their Existing Ordinary Shares for a combination of New Ordinary Shares and cash, on the following basis:

for every 15 Existing Ordinary Shares	11 New Ordinary Shares and £24.75 in cash*

*	Equivalent to £1.65 for every Existing Ordinary Share held.
Under the Scheme:

(a)	the Existing Ordinary Shares will be cancelled and IHG Shareholders at the Scheme Record Time will be allotted 11 New Ordinary Shares, credited as fully paid, and £24.75 in cash for every 15 Existing Ordinary Shares then held; and

(b)	following the cancellation of the Existing Ordinary Shares, the issued share capital of IHG will be restored to its former amount by the application of the whole of the reserve arising in the books of IHG from the cancellation to issue shares of an equivalent nominal amount to the Company and/or its nominees.
As a result, the Company will become the new holding company of IHG and the issued ordinary share capital of the Company will be owned by the former IHG Shareholders.
Fractional entitlements to New Ordinary Shares will not be allotted to IHG Shareholders but will be aggregated and sold on their behalf. Under the Scheme, the Existing Ordinary Shares will be cancelled and will cease to be valid.
Shareholders will own the same proportion of the Company, subject to adjustments for fractional entitlements, immediately following the implementation of the Proposals as they held in IHG immediately before the implementation of the Proposals.
The Return
It is expected that the cash amounts due to IHG Shareholders described above will be sent to them by cheque by 8 July 2005. Where IHG Shareholders hold their shares through CREST, it is expected that such payment will be credited to the relevant CREST account not later than 8 July 2005.
The Company Reduction of Capital
The Company Reduction of Capital will create distributable reserves of approximately £2.7 billion by decreasing the nominal value of each New Ordinary Share issued pursuant to the Scheme from £6.25 to 10 pence. The initial shareholders of the Company have already resolved, conditional on the New Ordinary Shares being issued pursuant to the Scheme, to reduce the share capital so issued. IHG Shareholders are being asked to approve this at the EGM. The Company Reduction of Capital will also require the confirmation of the Court (which will, among other things, seek to ensure that the Company’s creditors are adequately protected).

2	Dealings, Listing, Settlement and Mandates

Application has been made to the UK Listing Authority for up to 480 million New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the main market of the London Stock Exchange. The last day of dealings in the Existing Ordinary Shares is expected to be 24 June 2005. It is expected that Admission will occur on 27 June 2005 and that dealings on the London Stock Exchange will commence in the New Ordinary Shares at 8.00 a.m. London time on that date. The listing of the Existing Ordinary Shares is also expected to be cancelled on that date. It is expected that the Company will make a listing application for the Company ADSs on the New York Stock Exchange and that this application will become effective and that trading of the Company ADSs on the New York Stock Exchange will commence at 9.30 a.m. New York time on 27 June 2005.
New Ordinary Shares can be held in certificated or uncertificated form. At the Scheme Effective Time, share certificates for the Existing Ordinary Shares will cease to be valid and, with respect to the Existing Ordinary Shares held in uncertificated form, CRESTCo will be instructed to cancel the entitlements of the relevant IHG Shareholders with respect to those Existing Ordinary Shares. The last date for registration of transfers of Existing Ordinary Shares is expected to be 24 June 2005.

It is expected that definitive share certificates for New Ordinary Shares will be despatched to IHG Shareholders (other than to those who hold their Existing Ordinary Shares in uncertificated form through CREST), at the holder’s own risk, by 8 July 2005. Pending the despatch of certificates, transfers of New Ordinary Shares will be certified against the register of New Ordinary Shares. No temporary documents of title will be issued. IHG Shareholders who hold their Existing Ordinary Shares in uncertificated form through CREST at the Scheme Record Time are expected to have uncertificated New Ordinary Shares credited to the same CREST accounts on 27 June 2005. New Ordinary Shares are expected to be eligible to be traded through the CREST system with effect from Admission.
All documents, certificates, cheques or other communications sent by or to shareholders will be sent at their own risk and may be sent by post.
Existing dividend mandates applicable to Existing Ordinary Shares and instructions given to IHG in relation to notices and other communications will also apply to the New Ordinary Shares, unless and until countermanded or amended by notice to the Registrar.

PART IV
RISK FACTORS
This section describes some of the risks that could materially affect the Group’s businesses. The factors below should be considered in connection with any financial and forward-looking information in these Listing Particulars and the cautionary statements contained in the introductory portion of these Listing Particulars.
The risks below are not the only ones that the Group faces. Some risks are not yet known to IHG and some that IHG does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s businesses, turnover, operating profit, earnings, net assets and liquidity and/or capital resources.
General Risks
The Group is exposed to the risks of political and economic developments
The Group is exposed to the risks of global and regional adverse political, economic and financial market developments, including recession, inflation and currency fluctuation, that could lower revenues and reduce income. A recession would adversely affect room rates and/or occupancy levels and other income generating activities resulting in deterioration of results of operations and potentially affecting the value of properties in affected economies.
Further, political or economic factors or regulatory action could effectively prevent the Group from receiving profits from, or from selling its investments in, certain countries, or otherwise adversely affect operations. In addition, fluctuations in currency exchange rates between the UK pound sterling, the currency in which the Group reports its financial statements, and the US dollar and other currencies in which the Group’s international operations or investments do business, could adversely affect the Group’s reported earnings and the value of its business. Fluctuations of this type have been experienced over the last two years with the significant strengthening of the pound against the dollar.
The Group is reliant on the reputation of its brands, the steps it takes to define and enforce brand standards and the protection of its intellectual property rights
An event that was to materially damage the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business.
In addition, the value of the Group’s brands is influenced by a number of other factors including consumer preference and perception, commoditisation (whereby the price/ quality becomes relatively more important than brand identifications), failure by the Hotel Business or its franchisees to ensure compliance with the significant regulations applicable to hotel operations, or other factors affecting consumers’ willingness to purchase goods and services, including any factor which adversely affects the reputation of those brands.
In particular, the extent to which the Hotel Business is able to adequately define and enforce adherence to its operating, quality and fire life safety standards, or the significant regulations applicable to hotel operations, pursuant to its management and franchise contracts, may further impact brand reputation or customer perception, and therefore the value of the hotel brands.
Given the importance of brand recognition to the Group’s businesses, the Group has invested considerable effort in protecting its intellectual property, including by registration of trademarks and domain names. If the Group is unable to protect its intellectual property, any infringement or misappropriation could materially harm its future financial results and ability to develop its businesses.
The Group is dependent upon recruiting and retaining key personnel and developing their skills
In order to develop, support and market its products, the Group must hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by a failure to recruit or retain key personnel, the unexpected loss of key senior employees, failures in the Group’s succession planning and incentive plans, or a failure to invest in the development of key skills. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.
The Group is exposed to certain risks in relation to technology and systems
The Group is exposed to certain risks in relation to technology and systems.
To varying degrees, the Group is reliant upon certain technologies and systems (including information technology systems) for the running of its business, particularly those which are highly integrated with business processes, and disruption to those technologies or systems could adversely effect the efficiency of the business, notwithstanding business continuity or disaster recovery processes.
The Group may have to make substantial additional investments in new technologies or systems in order to remain competitive.
Failing to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. The technologies or systems that the Group choose may not be commercially successful, or the technology or system strategy may not be sufficiently aligned to the needs of the business or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers, incur substantial costs or face other losses.
Additionally, failure to develop an appropriate e-commerce strategy and select the right partners could erode the Group’s market share.
Further details in relation to the Hotel Business is set out below.
The Group may face difficulties insuring its businesses
Historically, the Group has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the businesses in which it operates. Following the effects of the 11 September 2001 terrorist attacks and subsequent events, many companies faced increased premiums for reduced cover as the insurance market hardened. A repeat of incidents of this nature may result in the Group experiencing significant increases in the cost of insuring its business at an acceptable level, or in the Group being unable to obtain cover for certain risks at a realistic price.
The Group is exposed to funding risks in relation to the defined benefits under its pension plans
The Group is required by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for the members of its pension plans who are entitled to defined benefits. In addition, if any plan of the Group is wound up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which is higher than this minimum. The contributions payable by the Group must be set with a view to making prudent provision for the benefits accruing under the plans of the Group.
Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) include: (i) poor investment performance of pension fund investments; (ii) long life expectancy (which will make pensions payable for longer and therefore more expensive to provide); (iii) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; and (iv) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.
The trustees of the UK defined benefit plan can demand increases to the contribution rates relating to the funding of that pension plan, which would oblige the relevant members of the Group to contribute extra amounts to such pension fund. The trustees must consult the plan’s actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three year terms. The last such review was as at 31 March 2004. As at the date of this document, the Directors are not aware of any circumstances that would cause the trustees to deem it necessary to unilaterally increase the contribution rates.

Risks relating to the Hotel Business
The Hotel Business is exposed to the risks of the hotel industry supply and demand cycle
The future operating results of the Hotel Business could be adversely affected by industry over-capacity (by number of rooms) and weak demand or other differences between planning assumptions and actual operating conditions. Reductions in room rates and occupancy levels would adversely impact the results of operations of the Hotel Business.
The Hotel Business is exposed to a variety of risks related to identifying, securing and retaining management and franchise agreements
The Hotel Business competes with other hotel companies for management and franchise agreements. Competition may generally reduce the number of suitable management, franchise and investment opportunities offered to the Hotel Business, and increase the bargaining power of property owners seeking to engage a manager or become a franchisee. There can be no assurance that the Hotel Business will be able to identify, retain or add franchisees to the Hotel Business system or to secure management contracts. For example, the availability of suitable sites, planning and other local regulations or the availability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Hotel Business. In connection with entering into management or franchise agreements, the Group may be required to make investments in or guarantee the obligations of third parties or guarantee minimum income to third parties. Changes in legislation or regulatory changes may be implemented that have the effect of favouring franchisees relative to brand owners.
The Hotel Business is exposed to the risk of events that adversely impact domestic or international travel
The room rates and occupancy levels of the Hotel Business could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, epidemics (such as SARS), travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters resulting in reduced worldwide travel or other local factors impacting individual hotels.
Terrorist incidents such as the events of 11 September 2001 and the war in Iraq in 2003 significantly affected international travel and consequently global demand for hotel rooms. Further incidents or uncertainties of this type may have an adverse impact on the Group’s operations and financial results. In addition, inadequate preparedness, contingency planning or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the value of the brand or the reputation of the Hotel Business.
The Hotel Business is reliant upon its proprietary reservation system and is exposed to the risk of failures in the system and increased competition in reservation infrastructure
The value of the brands of the Hotel Business is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservation system, an electronic booking and delivery channel directly linked to travel agents, hotels and internet networks. Inadequate disaster recovery arrangements, or inadequate continued investment in this technology, leading to loss of key communications linkages, particularly in relation to HolidexPlus, internet reservation channels and other key parts of the IT infrastructure for a prolonged period, or permanently, may result in significant business interruption and subsequent impact on revenues.
The Hotel Business is also exposed to the risk of competition from third party intermediaries who provide reservation infrastructure. In particular, any significant increase in the use of these reservation channels in preference to proprietary channels may impact the Hotel Business’ ability to control the supply, presentation and price of its room inventory.
The Hotel Business may experience a lack of selected acquisition opportunities
While the strategy of the Hotel Business is to extend the hotel network through activities that do not involve significant capital, in some cases the Hotel Business may consider it appropriate to acquire new land or locations for the development of new hotels. If the availability of suitable sites becomes limited, this could adversely affect its results of operations.
The Hotel Business may be unable to make disposals of hotel assets
The Hotel Business has embarked upon a strategy of asset disposals and, although it has made significant progress, there can be no assurance that the Hotel Business will be able to complete any such further selected disposals on commercially reasonable terms, within optimal timescales, or at all.
The Hotel Business is exposed to the risk of litigation
The Hotel Business could be at risk of litigation from its guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of hotels managed by it for breach of its contractual or other duties. Claims filed in the United States may include requests for punitive damages as well as compensatory damages.
Exposure to litigation may affect the reputation of the Hotel Business even though the monetary consequences are not significant.
Risks relating to the Britvic Business
The Britvic Business is exposed to risks related to possible product contamination
The Britvic Business, like all beverage producers, has been and will continue to be vulnerable to accidental or malicious contamination of its products or base raw materials. Any such contamination could result in recall of the products of the Britvic Business, the Britvic Business being unable to sell its products, damage to brand image and/or civil or criminal liability, which could have a material adverse effect on the operations and financial performance of the Britvic Business.
The Britvic Business is reliant upon certain suppliers
The Britvic Business is reliant upon fruit juice concentrates, sugar and other fruit juice raw materials as necessary ingredients for many of its products, as well as packaging and containers such as cans and Polyethylene Terephthalate (PET) bottles. In the event that the Britvic Business is unable to obtain an adequate supply of appropriate raw materials or packaging or fails to negotiate the purchase of these materials on a reasonable commercial basis, this could have a significant adverse impact on the financial operations of the Britvic Business.
The Britvic Business is exposed to significant competition
The Britvic Business operates in a highly competitive market sector in which large competitors are active.
A change in the level of marketing undertaken by competitors or in their pricing policies, the growth or strengthening of existing retailers of beverage products, the introduction of new competing brands or products or increased purchasing power pressure from customers could have a material adverse effect on the operations and financial performance of the Britvic Business. Conversely, competition law may regulate the ability of the Britvic Business to participate in industry consolidation at a strategic level.
Adverse weather conditions could reduce demand for the Britvic Business’ products
Demand for the Britvic Business’ products may be affected by weather conditions, especially in the summer months, when unseasonably cool or wet weather can affect sales volumes and therefore the results of the Britvic Business’ operations for the year.

PART V
COMPARATIVE TABLE ON IHG AND ITS SUBSIDIARIES
InterContinental Hotels Group PLC

1.	The financial information contained in this paragraph 1 of this Part V does not constitute IHG’s statutory accounts within the meaning of section 240 of the Companies Act.

The financial information contained in this Part V for the year ended 31 December 2004 and the 15 months ended 31 December 2003 has been extracted without material adjustment from the audited consolidated financial statements of IHG for the year ended 31 December 2004 and the comparatives thereto respectively. The financial information for the year ended 30 September 2002 has been extracted without material adjustment from the audited accounts of IHG for the year then ended but has been presented on a basis consistent with that adopted for 2003 and 2004. This adjusted presentation has no impact on turnover, profit before tax or net assets of IHG as reported.

The audited consolidated financial statements of IHG for the year ended 31 December 2004, the 15 months ended 31 December 2003 and the year ended 30 September 2002 have been delivered to the Registrar of Companies in England and Wales each containing an unqualified audit report given by Ernst & Young LLP, of 1 More London Place, London SE1 2AF.

Group Profit and Loss Account

		30 September 2002			31 December 2003			31 December 2004

		12 months			15 months			12 months

		Before			Before
		exceptional	Exceptional		exceptional	Exceptional		Before
		items	items		items	items		exceptional	Exceptional
	note	restated*	restated*	Total	restated*	restated*	Total	items	items	Total

		£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover	2	3,615	—	3,615	3,483	—	3,483	2,204	—	2,204
Analysed as:
Continuing operations		2,134	—	2,134	2,690	—	2,690	2,204	—	2,204
Discontinued operations		1,481	—	1,481	793	—	793	—	—	—
Cost of sales		(2,791)	(77)	(2,868)	(2,717)	(51)	(2,768)	(1,652)	(28)	(1,680)

Gross operating profit		824	(77)	747	766	(51)	715	552	(28)	524
Administrative expenses		(206)	—	(206)	(283)	—	(283)	(221)	(11)	(232)
Other operating income		—	—	—	—	—	—	—	20	20

Operating profit	2,3	618	(77)	541	483	(51)	432	331	(19)	312
Analysed as:
Continuing operations		329	(77)	252	346	(51)	295	331	(19)	312
Discontinued operations		289	—	289	137	—	137	—	—	—
Non-operating exceptional items	7	—	53	53	—	(213)	(213)	—	(69)	(69)
Analysed as:
Continuing operations:
Cost of fundamental reorganisation		—	—	—	—	(67)	(67)	—	—	—
Separation costs		—	(4)	(4)	—	(51)	(51)	—	—	—
Profit on disposal of fixed assets		—	2	2	—	4	4	—	15	15
Provision for loss on disposal of operations		—	—	—	—	—	—	—	(74)	(74)
Provision against fixed asset investments		—	—	—	—	(56)	(56)	—	(10)	(10)
Discontinued operations:
Separation costs		—	—	—	—	(41)	(41)	—	—	—
Loss on disposal of fixed assets		—	(2)	(2)	—	(2)	(2)	—	—	—
Profit on disposal of operations		—	57	57	—	—	—	—	—	—

Profit on ordinary activities before interest	2	618	(24)	594	483	(264)	219	331	(88)	243
Interest receivable		116	—	116	104	—	104	48	22	70
Interest payable and similar charges	8	(176)	—	(176)	(151)	—	(151)	(70)	(16)	(86)
Premium on early settlement of debt		—	—	—	—	(136)	(136)	—	(17)	(17)

Profit on ordinary activities before taxation		558	(24)	534	436	(400)	36	309	(99)	210
Tax on profit on ordinary activities	9	(171)	119	(52)	(115)	132	17	(50)	167	117

Profit on ordinary activities after taxation		387	95	482	321	(268)	53	259	68	327
Minority equity interests		(25)	—	(25)	(34)	—	(34)	(28)	—	(28)

Earnings available for shareholders		362	95	457	287	(268)	19	231	68	299
Dividends on equity shares	10	(305)	—	(305)	(156)	—	(156)	(592)	—	(592)

Retained profit/(loss) for the period		57	95	152	131	(268)	(137)	(361)	68	(293)

Earnings per ordinary share:	11
Basic		—	—	62.5p	—	—	2.6p	—	—	42.1p
Diluted		—	—	62.3p	—	—	2.6p	—	—	41.6p
Adjusted		49.5p	—	—	39.1p	—	—	32.5p	—	—

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

Statement of Total Recognised Gains and Losses

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Earnings available for shareholders	457	19	299

Reversal of previous revaluation gains due to impairment	(36)	(22)	(20)
Exchange differences*
Goodwill eliminated — (note 32)	(98)	(139)	(110)
Other assets and liabilities	62	79	(21)

Other recognised gains and losses	(72)	(82)	(151)

Total recognised gains and losses for the period	385	(63)	148

*	Foreign currency denominated net assets, including goodwill purchased prior to 30 September 1998 and eliminated against Group reserves, and related foreign currency borrowings and currency swaps, are translated at each balance sheet date giving rise to exchange differences which are taken to Group reserves as recognised gains and losses during the period.
Note of Historical Cost Group Profits and Losses

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Reported profit on ordinary activities before taxation	534	36	210
Realisation of revaluation gains of previous periods	3	16	3
Adjustment for previously recognised revaluation losses	(37)	—	—

Historical cost profit on ordinary activities before taxation	500	52	213

Historical cost profit/(loss) retained after taxation, minority equity interests and dividends	118	(121)	(290)

Reconciliation of Movement in Shareholders’ Funds

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Earnings available for shareholders	457	19	299
Dividends	(305)	(156)	(592)

	152	(137)	(293)
Other recognised losses	(72)	(82)	(151)
Issue of ordinary shares	3	18	16
Net assets of MAB eliminated on Separation	—	(2,777)	—
MAB goodwill eliminated on Separation	—	50	—
Minority interest on transfer of pension prepayment	—	(7)	—
Purchase of own shares	—	—	(257)
Purchase of own shares by employee share trusts	—	—	(33)
Credit in respect of employee share schemes	—	—	15
Release of own shares by employee share trusts	—	15	16
Movement in goodwill — exchange differences*	98	139	110

Net movement in shareholders’ funds	181	(2,781)	(577)
Opening shareholders’ funds	5,154	5,335	2,554

Closing shareholders’ funds	5,335	2,554	1,977

*	Foreign currency denominated net assets, including goodwill purchased prior to 30 September 1998 and eliminated against Group reserves, and related foreign currency borrowings and currency swaps, are translated at each balance sheet date giving rise to exchange differences which are taken to Group reserves as recognised gains and losses during the period.

Consolidated Balance Sheet

		30 September	31 December

	note	2002	2003	2004

		£m	£m	£m
Fixed assets
Intangible assets	18	173	158	142
Tangible assets	19	7,641	3,951	3,776
Investments	20	218	172	99

		8,032	4,281	4,017
Current assets
Stocks	21	91	44	42
Debtors	22	629	523	556
Analysed as:
Amounts falling due within one year		538	447	419
Amounts falling due after one year		91	76	137
Investments	23	218	377	116
Cash at bank and in hand		84	55	43

		1,022	999	757
Creditors: amounts falling due within one year	24	(2,273)	(1,085)	(1,013)

Net current liabilities		(1,251)	(86)	(256)

Total assets less current liabilities		6,781	4,195	3,761
Creditors: amounts falling due after one year	25	(731)	(1,085)	(1,252)
Provisions for liabilities and charges		(566)	(393)	(382)
Analysed as:
Deferred taxation	26	(495)	(314)	(248)
Other provisions	27	(71)	(79)	(134)
Minority equity interests		(149)	(163)	(150)

Net assets	17	5,335	2,554	1,977

Capital and reserves
Equity share capital	30	734	739	697
Share premium account	31	—	14	26
Revaluation reserve	31	1,020	258	233
Capital redemption reserve	31	—	—	46
Merger reserve	31	1,164	1,164	1,164
Other reserves	31	(31)	(11)	(22)
Profit and loss account	31	2,448	390	(167)

Equity shareholders’ funds		5,335	2,554	1,977

Consolidated Statement of Cash Flows

		30 September	31 December

		2002	2003	2004
	note	12 months	15 months	12 months

		£m	£m	£m
Operating activities	12	720	795	515

Interest paid		(186)	(141)	(91)
Costs associated with new facilities		—	(20)	(5)
Premium on early settlement of debt		—	(136)	(17)
Dividends paid to minority shareholders		(13)	(22)	(26)
Interest received		124	111	72

Returns on investments and servicing of finance		(75)	(208)	(67)

UK corporation tax (paid)/received		(96)	25	(4)
Overseas corporate tax paid		(27)	(21)	(31)

Taxation		(123)	4	(35)

Paid:
Intangible fixed assets		—	(10)	—
Tangible fixed assets		(648)	(475)	(245)
Fixed asset investments		(14)	(37)	(12)
Received:
Tangible fixed assets		134	265	101
Fixed asset investments		15	9	5

Capital expenditure and financial investment	14	(513)	(248)	(151)

Acquisitions		(24)	—	—
Disposals		9	—	—
Separation costs		—	(66)	—

Acquisitions and disposals		(15)	(66)	—

Equity dividends		(299)	(299)	(600)

Net cash flow		(305)	(22)	(338)
Management of liquid resources	16	232	(129)	320
Financing	16	63	206	—

Movement in cash and overdrafts		(10)	55	(18)

Accounting Policies
Basis of preparation
The Group profit and loss account has been prepared by reference to Format 1 as set out in Schedule 4 of the Companies Act 1985. This is considered more appropriate to the Group post Separation than the format used in previous years. Prior year comparatives have been restated on a consistent basis.
Basis of accounting
The financial statements are prepared under the historical cost convention as modified by the revaluation of certain tangible fixed assets. They have been drawn up to comply with applicable accounting standards.
Basis of consolidation
The Group financial statements comprise the financial statements of the parent company and its subsidiary undertakings. The results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group’s dominant influence.
Foreign currencies
Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.
The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets (including any goodwill previously eliminated against shareholders’ funds) denominated in foreign currencies and foreign currency borrowings and currency swap agreements used to hedge those assets are taken directly to shareholders’ funds. All other exchange differences are taken to the profit and loss account.
Treasury instruments
Net interest arising on interest rate agreements is taken to the profit and loss account.
Premiums payable on interest rate agreements are charged to the profit and loss account over the term of the relevant agreements.
Currency swap agreements are retranslated at exchange rates ruling at the balance sheet date with the net amount being included in either current asset investments or borrowings. Interest payable or receivable arising from currency swap agreements is taken to the profit and loss account on a gross basis over the term of the relevant agreements.
Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.
Fixed assets and depreciation
Goodwill
Any excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities represents goodwill. Goodwill is capitalised as an intangible asset. Goodwill arising on acquisitions prior to 30 September 1998 was eliminated against shareholders’ funds. To the extent that goodwill denominated in foreign currencies continues to have value, it is translated into sterling at each balance sheet date and any movements are accounted for as set out under “Foreign currencies” above. On disposal of a business, any goodwill relating to the business and previously eliminated against shareholders’ funds is taken into account in determining the gain or loss on disposal.

Other intangible assets
On acquisition of a business, no value is attributed to other intangible assets which cannot be separately identified and reliably measured. No value is attributed to internally generated intangible assets.
Tangible assets
Freehold and leasehold land and buildings are stated at cost, or valuation, less depreciation. All other fixed assets are stated at cost less depreciation. Repairs and maintenance costs are expensed as incurred.
When implementing FRS 15 “Tangible Fixed Assets” in the year ended 30 September 2000, the Group did not adopt a policy of revaluing properties. The transitional rules of FRS 15 were applied so that the carrying values of properties include an element resulting from previous valuations.
Revaluation
Surpluses or deficits arising from previous professional valuations of properties, realised on the disposal of an asset, are transferred from the revaluation reserve to the profit and loss account reserve.
Impairment
Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired assets in that income-generating unit with any excess being charged to the profit and loss account.
Depreciation and amortisation
Goodwill and other intangible assets are amortised over their estimated useful lives, generally 20 years.
Freehold land is not depreciated. All other tangible fixed assets are depreciated to a residual value over their estimated useful lives, namely:

Freehold buildings	50 years
Leasehold buildings	Lesser of unexpired term of lease and 50 years
Fixtures, fittings and equipment	3-25 years
Plant and machinery	4-20 years
All depreciation and amortisation is charged on a straight line basis.
Investments
Fixed asset investments are stated at cost less any provision for diminution in value.
Deferred taxation
Deferred tax assets and liabilities are recognised, subject to certain exceptions, in respect of all material timing differences between the recognition of gains and losses in the financial statements and for tax purposes.
Those timing differences recognised include accelerated capital allowances, unrelieved tax losses and short-term timing differences. Timing differences not recognised include those relating to the revaluation of fixed assets in the absence of a commitment to sell the assets, the gain on sale of assets rolled into replacement assets and the distribution of profits from overseas subsidiaries in the absence of any commitment by the subsidiary to make the distribution.
Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.
Deferred tax is calculated on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Leases
Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease.
Pensions
The Group continues to account for pensions in accordance with SSAP 24 “Accounting for pension costs”. The regular cost of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees. Variations in regular pension cost are amortised over the average expected service life of current employees on a straight line basis.
Accumulated differences between the amount charged to the profit and loss account and the payments made to the pension plans are treated as either prepayments or other provisions for liabilities and charges in the balance sheet.
The additional disclosures required by the transitional arrangements of FRS 17 “Retirement Benefits” are given in note 5 to the financial statements.
Self insurance
The Group is self insured for various levels of general liability, workers’ compensation and employee medical and dental insurance coverage. Insurance liabilities include projected settlements for known and incurred, but not reported, claims. Projected settlements are estimated based on historical trends and actuarial data.
Stocks
Stocks are stated at the lower of cost and net realisable value.
Trade debtors
Trade debtors are recognised and carried at original amount less an allowance for any doubtful accounts. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.
Revenue recognition
Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees; sale of soft drinks and other revenues which are ancillary to the Group’s operations. Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and is recognised when services have been rendered. The following is a description of the composition of revenues of the Group.
Owned and leased — derived from hotel operations, including the rental of rooms and food and beverage sales from a worldwide network of owned and leased hotels operated under the Group’s brand names. Revenue is recognised when rooms are occupied and food and beverage is sold.
Management fees — earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel’s profitability. Revenue is recognised in accordance with the contract.
Franchise fees — received in connection with the franchise of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of room revenue. Revenue is recognised when earned.
Soft Drinks — sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business. Revenue is recognised when sales are made.
Loyalty programme
The hotel loyalty programme, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year and is estimated using actuarial methods which estimate eventual redemption rates and points values.
Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Notes to the financial statements
1      Exchange rates
The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $1.82 (2003 £1 = $1.62, 2002 £1 = $1.48). In the case of the euro, the translation rate is £1 = €1.47 (2003 £1 = €1.47, 2002 £1 = €1.60).
Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1 = $1.93 (2003 £1 = $1.78, 2002 £1 = $1.56). In the case of the euro, the translation rate is £1 = €1.41 (2003 £1 = €1.41, 2002 £1 = €1.59).
2      Turnover and profit

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	£m	£m	£m	£m	£m	£m	£m
Year ended 31 December 2004*
Turnover	495	829	134	40	1,498	706	2,204
Operating profit before exceptional items	163	119	21	(52)	251	80	331
Operating exceptional items	(14)	(19)	(4)	18	(19)	—	(19)

Operating profit	149	100	17	(34)	232	80	312
Non-operating exceptional items:
Provision for loss on disposal of operations	(9)	(65)	—	—	(74)	—	(74)
(Loss)/profit on disposal of fixed assets	(1)	14	2	—	15	—	15
Provision against fixed asset investments	8	(16)	(2)	—	(10)	—	(10)

Profit on ordinary activities before interest	147	33	17	(34)	163	80	243

*	Other than for Soft Drinks which reflects the 53 weeks ended 25 December 2004.

			Asia		Total	Soft			Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Total	Discontinued**	Group

	£m	£m	£m	£m	£m	£m	£m	£m	£m
15 months ended 31 December 2003*
Turnover	661	1,010	148	51	1,870	820	2,690	793	3,483

Operating profit before exceptional items	195	114	22	(80)	251	95	346	137	483
Operating exceptional item	(9)	(41)	(1)	—	(51)	—	(51)	—	(51)

Operating profit	186	73	21	(80)	200	95	295	137	432
Non-operating exceptional items:
Cost of fundamental reorganisation	(11)	(17)	(2)	(37)	(67)	—	(67)	—	(67)
Separation costs	—	—	—	(51)	(51)	—	(51)	(41)	(92)
Profit/(loss) on disposal of fixed assets	10	(6)	—	—	4	—	4	(2)	2
Provision against fixed asset investments	(9)	—	—	(47)	(56)	—	(56)	—	(56)

Profit on ordinary activities before interest	176	50	19	(215)	30	95	125	94	219

*	Other than for Soft Drinks which reflects the 64 weeks ended 20 December 2003 and Mitchells & Butlers plc which reflects the 28 weeks ended 12 April 2003.

**	Discontinued operations relate to Mitchells & Butlers plc.

			Asia		Total	Soft			Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Total	Discontinued**	Group

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Year ended 30 September 2002*
Turnover	570	794	128	40	1,532	602	2,134	1,481	3,615

Operating profit before exceptional items	173	125	23	(55)	266	63	329	289	618
Operating exceptional items	(39)	(24)	(14)	—	(77)	—	(77)	—	(77)

Operating profit	134	101	9	(55)	189	63	252	289	541
Non-operating exceptional items:
Separation costs	—	—	—	(4)	(4)	—	(4)	—	(4)
(Loss)/profit on disposal of fixed assets	(7)	9	—	—	2	—	2	(2)	—
Profit on disposal of operations	—	—	—	—	—	—	—	57	57

Profit on ordinary activities before interest	127	110	9	(59)	187	63	250	344	594

*	Other than for Soft Drinks and Mitchells & Butlers plc which reflects the 52 weeks ended 28 September 2002.

**	Discontinued operations relate to Mitchells & Butlers plc and a profit on disposal of Bass Brewers of £57m.

	Turnover
			Profit on
	By	By	ordinary activities
	origin	destination	before interest

	£m	£m	£m
Year ended 31 December 2004*
United Kingdom	1,126	1,103	60
Rest of Europe, the Middle East and Africa	419	442	26
United States of America	423	423	110
Rest of Americas	102	102	30
Asia Pacific	134	134	17

	2,204	2,204	243

15 months ended 31 December 2003*
United Kingdom	2,131	2,124	117
Rest of Europe, the Middle East and Africa	506	513	(7)
United States of America	571	571	63
Rest of Americas	127	127	28
Asia Pacific	148	148	18

	3,483	3,483	219

Year ended 30 September 2002*
United Kingdom	2,491	2,485	436
Rest of Europe, the Middle East and Africa	411	416	57
United States of America	476	476	78
Rest of Americas	108	108	16
Asia Pacific	129	130	7

	3,615	3,615	594

*	Other than for Soft Drinks which reflects the 53 weeks ended 25 December (2003 64 weeks ended 20 December, 2002 52 weeks ended 28 September) and Mitchells & Butlers plc (2003 28 weeks ended 12 April, 2002 52 weeks ended 28 September).

3	Operating Profit

			31 December

	2003			2004**

	Continuing	Discontinued	15 months	12 months
	operations*	operations*	Total	Total

	£m	£m	£m	£m
Operating profit is stated after charging:
Staff costs	815	198	1,013	659
Depreciation of tangible fixed assets	236	54	290	188
Impairment of tangible fixed assets	51	—	51	28
Amortisation of goodwill	13	—	13	10
Hire of plant and machinery	18	17	35	14
Property rentals	65	24	89	53
Income from fixed asset investments	(3)	—	(3)	(1)

	30 September 2002

	Continuing	Discontinued	12 months
	operations*	operations*	Total

	£m	£m	£m
Operating profit is stated after charging:
Staff costs	659	378	1,037
Depreciation of tangible fixed assets	175	86	261
Impairment of tangible fixed assets	77	—	77
Amortisation of goodwill	9	1	10
Hire of plant and machinery	19	30	49
Property rentals	58	42	100
Income from fixed asset investments	(8)	—	(8)

*	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

**	2004 relates to continuing operations.
Auditors’ remuneration paid to Ernst & Young LLP

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Audit fees	1.9	2.8	3.8
Audit related fees	3.2	7.2	1.6
Tax fees	1.2	1.2	0.5
Other fees	0.4	—	—

	6.7	11.2	5.9

Audit related fees include £nil (2003 £6.3m, 2002 £1.7m) in relation to the Separation and bid defence. These costs have been charged to exceptional items (see note 7). Non-audit fees payable for UK services were £1.1m (2003 £6.6m, 2002 £4.1m).

The Audit Committee has a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditors, and that relevant UK and US professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees, and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

4	Staff
Costs

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Wages and salaries	942	884	570
Social security costs	84	96	66
Pensions (see note 5)	11	33	23

	1,037	1,013	659

Employee numbers
Average number of persons employed, including part-time employees:

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

Hotels	28,385	27,111	26,835
Soft Drinks	2,637	2,698	2,824

InterContinental Hotels Group PLC*	31,022	29,809	29,659
Discontinued operations*	38,747	15,014	—

	69,769	44,823	29,659

*	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.
5      Pensions

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Regular cost	35	33	16
Variations from regular cost	(28)	(7)	(2)
Notional interest on prepayment	(3)	(4)	(3)

Pension cost in respect of the principal plans	4	22	11
Other plans	7	11	12

	11	33	23

Retirement and death benefits are provided for eligible Group employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan which covers approximately 1,700 employees and the Britvic Pension Plan which covers approximately 2,400 employees. The plans are predominantly defined benefit schemes for current members. For new entrants, the plans provide defined contribution benefits. The assets of the plans are held in self-administered trust funds separate from the Group’s assets. The Group also maintains a US-based InterContinental Hotels Pension Plan. This plan is now closed to new members and pensionable service no longer accrues for current employee members. In addition, the Group operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.
On 1 April 2003, two new pension schemes were created for InterContinental Hotels Group PLC in the UK when Mitchells & Butlers Retail Limited became the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan. Approximately 30 per cent. of the assets and liabilities of these plans was transferred to the new InterContinental Hotels UK Pension Plan and the Britvic Pension Plan, which were established with effect from 1 April 2003.
The Group continues to account for its defined benefit obligations in accordance with SSAP 24. The pension costs related to the two UK principal plans are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the 31 March 2004 actuarial valuations of the InterContinental Hotels UK Pension Plan and the Britvic Pension Plan. The significant assumptions in these valuations were that wages and salaries increase on average by 4.3 per cent. per annum, the long-term return on assets is 6.5 per cent. per annum, and pensions increase by 2.8 per cent. per annum. The average expected remaining service life of current employees is 12 years.
At 31 March 2004, the market value of the combined assets of the InterContinental Hotels UK Pension Plan was £148 million and of the Britvic Pension Plan was £240 million and the value of the assets was sufficient to cover on an ongoing basis 80 per cent. and 75 per cent., respectively, of the benefits that had accrued to members after allowing for expected increases in earnings.

The Group has agreed a solvency target with the Trustees of the two UK principal plans such that the Group will seek to achieve a position within 15 years whereby assets equal the present value of benefits calculated on a “solvency basis”.
In the period to 31 December 2004, the Group made regular contributions to the two UK principal plans of £12 million (2003 £26 million, 2002 £18 million) and additional contributions of £60 million (2003 £13 million, 2002 £15 million). The agreed employer contribution rates to the defined benefit arrangements for the year to 31 December 2005 are 15.6 per cent. for the staff section of the InterContinental Hotels UK Pension Plan and 31.4 per cent. for the executive section, and 16.9 per cent. for the staff section of the Britvic Pension Plan and 32.3 per cent. for the executive section.
Certain pension benefits and post-retirement insurance obligations are provided on an unfunded basis. Where assets are not held with the specific purpose of matching the liabilities of unfunded schemes, a provision is included within other provisions for liabilities and charges. Liabilities are generally assessed annually in accordance with the advice of independent actuaries.
FRS 17 disclosures
The valuations used for FRS 17 disclosures are based on the results of the actuarial valuations at 31 March 2004 updated by independent qualified actuaries to 31 December 2004. Scheme assets are stated at market value at 31 December 2004 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement.
The principal assumptions used by the actuaries to determine the liabilities on a FRS 17 basis were:

			31 December

	30 September
	2002		2003		2004

	UK	US	UK	US	UK	US

	%	%	%	%	%	%
Wages and salaries increases	3.8	—	4.3	—	4.3	—
Pension increases	2.3	—	2.8	—	2.8	—
Discount rate	5.5	6.8	5.4	6.3	5.3	5.8
Inflation rate	2.3	—	2.8	—	2.8	—
The combined assets of the two principal schemes and expected rate of return were:

			31 December

	30 September
	2002		2003		2004

	Long-		Long-		Long-
	term rate		term rate		term rate
	of return		of return		of return
	expected	Value	expected	Value	expected	Value

	%	£m	%	£m	%	£m
UK Schemes
Equities	8.0	507	8.0	238	8.0	272
Bonds	4.7	397	5.4	117	4.9	173
Other	8.0	92	—	—	8.0	27

Total market value of assets		996		355		472

	30 September		31 December

	2002		2003		2004

	Long-		Long-		Long-
	term rate		term rate		term rate
	of return		of return		of return
	expected	Value	expected	Value	expected	Value

	%	£m	%	£m	%	£m
US Schemes
Equities	11.2	27	9.2	29	9.6	34
Bonds	6.2	22	6.0	19	5.5	22

Total market value of assets		49		48		56

	30 September 2002			31 December 2003			31 December 2004

	UK	US	Total	UK	US	Total	UK	US	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total market value of assets	996	49	1,045	355	48	403	472	56	528
Present value of scheme liabilities	(1,311)	(104)	(1,415)	(477)	(102)	(579)	(600)	(100)	(700)

Deficit in the scheme	(315)	(55)	(370)	(122)	(54)	(176)	(128)	(44)	(172)
Related deferred tax asset	95	21	116	37	21	58	40	17	57

Net pension liability	(220)	(34)	(254)	(85)	(33)	(118)	(88)	(27)	(115)

If FRS 17 had been recognised in the financial statements, the effects would have been as follows:

	30 September 2002	31 December 2003	31 December 2004

	12 months	15 months	12 months
	Total	Total	UK	US	Total

	£m	£m	£m	£m	£m
Operating profit charge
Current service cost	31	32	18	—	18
Past service cost	—	2	1	—	1

Total operating profit charge	31	34	19	—	19

	30 September 2002	31 December 2003	31 December 2004

	12 months	15 months	12 months
	Total	Total	UK	US	Total

	£m	£m	£m	£m	£m
Finance income
Expected return on pension scheme assets	80	54	27	4	31
Interest on pension scheme liabilities	(76)	(61)	(27)	(6)	(33)

Net return/(expense)	4	(7)	—	(2)	(2)

	30 September 2002	31 December 2003	31 December 2004

	12 months	15 months	12 months
	Total	Total	UK	US	Total

	£m	£m	£m	£m	£m
Actuarial loss recognised in the Statement of Total Recognised Gains and Losses (“STRGL”)
Actual return less expected return on pension scheme assets	(182)	37	11	1	12
Experience gains and losses arising on the scheme liabilities	(23)	(18)	13	—	13
Changes in assumptions underlying the present value of the scheme liabilities	(126)	(121)	(70)	(6)	(76)

Actuarial loss recognised in the STRGL	(331)	(102)	(46)	(5)	(51)

Other:
Deficit transferred in respect of previous acquisitions*	—	—	6	—	6
Exchange adjustments	(3)	(8)	—	(4)	(4)

	30 September 2002	31 December 2003	31 December 2004

	12 months	15 months	12 months
	Total	Total	UK	US	Total

	£m	£m	£m	£m	£m
Movement in deficit during the period
At start of period	(55)	(370)	(122)	(54)	(176)
Current service cost	(31)	(32)	(18)	—	(18)
Past service cost	—	(2)	(1)	—	(1)
Contributions	40	41	72	13	85
Finance income	4	(7)	—	(2)	(2)
Actuarial loss	(331)	(102)	(46)	(5)	(51)
Deficit transferred in respect of previous acquisitions*	—	—	(13)	—	(13)
Separation of MAB	—	288	—	—	—
Exchange adjustments	3	8	—	4	4

At end of period	(370)	(176)	(128)	(44)	(172)

*	Relates to the acquisition of Posthouse hotels in 2001.

	30 September 2002	31 December 2003	31 December 2004

	12 months	15 months	12 months
	Total	Total	UK	US	Total

	£m	£m	£m	£m	£m
History of experience gains and losses
Difference between the expected and actual return on scheme assets:
Amount (£m)	(182)	37	11	1	12
Percentage of scheme assets	(17)%	9%	2%	2%	2%
Experience gains and losses on scheme liabilities:
Amount (£m)	(23)	(18)	13	—	13
Percentage of the present value of the scheme liabilities	(2)%	(3)%	2%	—	2%
Total amount recognised in the STRGL:
Amount (£m)	(331)	(102)	(46)	(5)	(51)
Percentage of the present value of the scheme liabilities	(23)%	(18)%	(8)%	(5)%	(7)%

	30 September 2002		31 December 2003		31 December 2004

	12 months		15 months		12 months

		Profit and		Profit and		Profit and
		Loss		Loss		Loss
	Net	account	Net	account	Net	account
	assets	reserve	assets	reserve	assets	reserve

	£m	£m	£m	£m	£m	£m
Group net assets and reserves reconciliation
As reported	5,335	2,448	2,554	390	1,977	(167)
Less: SSAP 24 pension prepayment (net of tax of £23m (2003 £14m, 2002 £26m))	(62)	(62)	(33)	(33)	(87)	(87)
SSAP 24 pension provision (net of tax of £18m (2003 £16m, 2002 £14m))	25	25	30	30	31	31
FRS 17 net pension liability	(254)	(254)	(118)	(118)	(115)	(115)

Restated for FRS 17.	5,044	2,157	2,433	269	1,806	(338)

6	Directors’ Emoluments

				Total emoluments
				excluding pensions

	Basic salaries	Performance		Year ended
	and fees	payments	Benefits	31 December 2004

	£000’s	£000’s	£000’s	£000’s
Executive directors
Richard North	638	553	57	1,248
Richard Hartman	476	—	299	775
Stevan Porter	360	—	8	368
Richard Solomons	372	—	28	400
David Webster	148	—	—	148
Non-executive directors
David Kappler	35	—	—	35
Ralph Kugler	42	—	—	42
Robert C. Larson	42	—	—	42
David Prosser	50	—	—	50
Sir Howard Stringer	42	—	—	42
David Webster	275	—	1	276

Total	2,480	553	393	3,426

				Total emoluments
				excluding pensions

	Basic salaries	Performance		15 months ended
	and fees	payments	Benefits	31 December 2003

	£000’s	£000’s	£000’s	£000’s
Executive Directors
Richard North	711	429	43	1,183
Richard Hartman	260	214	189	663
Stevan Porter	264	218	28	510
Sir Ian Prosser	621	314	17	952
Richard Solomons	250	232	15	497
Non-executive Directors
Ralph Kugler	30	—	—	30
Robert C. Larson	53	—	—	53
David Prosser	35	—	—	35
Sir Ian Prosser	196	—	11	207
Sir Howard Stringer	53	—	—	53
David Webster	57	—	—	57
Former Directors of Six Continents PLC	687	435	706	1,828

Total	3,217	1,842	1,009	6,068

				Total emoluments
				excluding pensions

	Basic salaries	Performance		Year ended
	and fees	payments	Benefits	30 September 2002

	£000’s	£000’s	£000’s	£000’s
Executive Directors
Richard North	500	97	32	629
Sir Ian Prosser	816	136	19	971
Non-executive directors
Robert C. Larson	36	—	—	36
Sir Howard Stringer (appointed 22 May 2002)	13	—	—	13
Former Directors of Six Continents PLC	1,235	330	203	1,768

Total	2,600	563	254	3,417

“Benefits” incorporate all tax assessable benefits arising from the individual’s employment. For Messrs Hartman, North and Solomons, this relates in the main to the provision of a fully expensed company car and private healthcare cover. In addition, Mr Hartman received housing, child education and other expatriate benefits. For Stevan Porter, benefits relate in the main to private healthcare cover and financial counselling.
Thomas Oliver retired from Six Continents PLC on 31 March 2003 and has not served as a director of IHG PLC. However, he had an ongoing consultancy agreement in respect of which he received fees of £136,677 in 2004 (2003 £115,000). In addition, he had an ongoing healthcare benefit of £9,919 in 2004 (2003 £7,000). These arrangements ended in March 2005. Sir Ian Prosser retired on 31 December 2003. However, he had an ongoing healthcare benefit of £1,191 during 2004.
Directors’ pensions
Year ended 31 December 2004
The following information relates to the pension arrangements provided for Richard Hartman, Richard North and Richard Solomons under the executive section of the InterContinental Hotels UK Pension Plan (the “IC Plan”) and the unfunded InterContinental Executive Top-Up Scheme (“ICETUS”).
The executive section of the IC Plan is a funded, Inland Revenue approved, final salary, occupational pension scheme. The main features applicable to the executive Directors are: a normal pension age of 60; pension accrual of 1/30th of final pensionable salary for each year of pensionable service; life assurance cover of four times pensionable salary; pensions payable in the event of ill health; and spouses’ and dependants’ pensions on death.
All plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings “cap”, ICETUS is used to increase pension and death benefits to the level that would otherwise have applied.
Stevan Porter has retirement benefits provided via the 401(k) Retirement Plan for employees of Six Continents Hotels Inc. (“401(k)”) and the Six Continents Hotels Inc. Deferred Compensation Plan (“DCP”).
The 401(k) is a tax qualified plan providing benefits on a defined contribution basis, with the member and the relevant company both contributing. The DCP is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

					Increase in
			Transfer value of		transfer
			accrued benefits		value over			Accrued
	Age at				the year less	Increase in	Increase in	Pension at
Directors’	31 December	Directors’	1 January	31 December	Directors’	accrued	accrued	31 December
Pension Benefits	2004	contributions(1)	2004	2004	contributions	pension(2)	pension(3)	2004(4)(5)

		£	£	£	£	£	£ p.a.	£ p.a.
Richard Hartman	58	15,200	652,200	1,189,800	522,400	24,800	23,700	63,200
Richard North	54	15,200	2,423,800	3,581,400	1,142,400	60,300	55,200	240,300
Richard Solomons	43	15,100	569,400	834,100	249,600	21,300	19,200	96,800

(1)	Contributions paid in the year by the Directors under the terms of the plans. Richard Hartman’s contributions exclude £3,700 paid in 2004, but relating to 2003.

(2)	The absolute increase in accrued pension during the period.

(3)	The increase in accrued pension during the period excluding any increase for inflation, on the basis that increases to accrued pensions are applied at 1 October.

(4)	Accrued pension is that which would be paid annually on retirement at 60, based on service to 31 December 2004.

(5)	Richard North ceased pensionable service with the Group on 31 December 2004 and his deferred pension at that date is £240,300 p.a., payable from his 60th birthday (inclusive of an augmentation agreed as part of his severance arrangements).
The figures shown in the above tables relate to the final salary plans only. For defined contribution plans, the contributions made by and in respect of Stevan Porter are:

	Director’s		Company
	contribution to		contribution to

	DCP	401(k)	DCP	401(k)

	£	£	£	£
Stevan Porter	19,000	7,100	56,800	5,700
15 months ended 31 December 2003
The following information relates to the pension arrangements provided for Richard North under the Six Continents Executive Pension Plan (“the SC Plan”) up to 31 March 2003 and for Richard Hartman (from 2 September 2003), Richard North and Richard Solomons under the executive section of the IC Plan from 1 April 2003. Richard North was also a member of the unfunded Six Continents Executive Top-Up Scheme (“SCETUS”) up to 14 April 2003, and Richard Hartman, Richard North and Richard Solomons were members of the unfunded ICETUS from 15 April 2003 (2 September 2003 in the case of Richard Hartman). Richard Hartman was a member of the Six Continents International Retirement Income Plan (“SCIRIP”) until 1 September 2003 at which point his UK pension arrangements replaced his international retirement arrangements.
Stevan Porter has retirement benefits provided via the 401(k) Retirement Plan for employees of Six Continents Hotels Inc. (“401(k)”) and the Six Continents Hotels Inc. Deferred Compensation Plan (“DCP”).

					Increase in
					transfer
			Transfer value of		value over
			accrued pension		the period,			Accrued
	Age at				less	Increase in	Increase in	pension at
Directors’ Pension	31 December	Directors’	1 October	31 December	directors’	accrued	accrued	31 December
Benefits	2003	contributions(1)	2002*	2003	contributions	pension(2)	pension(3)	2003(4)

		£	£	£	£	£	£ p.a.	£ p.a.
Richard Hartman	57	3,700	—	652,200	648,500	38,400	38,400	38,400
Richard North	53	17,200	1,408,400	2,423,800	998,200	45,300	28,100	180,000
Richard Solomons	42	9,900	418,500	569,400	141,000	18,000	16,300	75,500

*	Or at date of appointment.

(1)	Contributions paid in the period by the directors under the terms of the plans. Richard Hartman’s contributions were paid after 31 December 2003.

(2)	The absolute increase in accrued pension during the period.

(3)	The increase in accrued pension during the period excluding any increase for inflation, on the basis that increases to accrued pensions are applied at 1 October.

(4)	Accrued pension is that which would be paid annually on retirement at 60, based on service to the end of the period.

The figures shown in the above tables relate to the final salary plans only. For defined contribution plans, the contributions made by and in respect of Richard Hartman and Stevan Porter are:

	1 October 2002 to
	31 December 2003
	Company contribution to

	SCIRIP	DCP	401(k)

	£	£	£
Richard Hartman	50,500	—	—
Stevan Porter	—	40,800	8,000

Increase in
			Transfer value of		transfer
			accrued pension		value over			Accrued
	Age at				year, less	Increase in	Increase in	pension at
Directors’	30 September	Directors’	30 Sept	30 Sept	directors’	accrued	accrued	30 September
Pension Benefits	2002	contributions(1)	2001	2002(5)	contributions	pension(2)	pension(3)	2002(4)

		£	£	£	£	£	£ p.a.	£ p.a.
Richard North	52	14,400	1,015,000	1,408,800	379,400	28,500	27,300	134,700

(1)	Contributions paid in the year by the directors under the terms of the plans.

(2)	The absolute increase in accrued pension during the year.

(3)	The increase in accrued pension during the year, excluding any increase for inflation.

(4)	Accrued pension is that which would be paid annually on retirement at 60, based on service to 30 September 2002.

(5)	Members of the Plan joining before 1989 have the option to pay Additional Voluntary Contributions, subject to Inland Revenue limits; neither the contributions, nor the resulting benefits, are included in the above table.
The following additional information relates to directors’ pensions under the UK plans.
Dependants’ Pensions
On the death of a director before his normal retirement age, a widow’s pension equal to one-third of his own pension is payable; a child’s pension of one-sixth of his pension is payable for each of a maximum of two eligible children. On the death of a director after payment of his pension commences, a widow’s pension of two-thirds of the director’s full pension entitlement is payable; in addition, a child’s pension of one-sixth of his full pension entitlement is payable for each of a maximum of two eligible children.
Early Retirement Rights
After leaving the service of the relevant company, the director has the right to draw his accrued pension at any time after his 50th birthday, subject to a discount for early payment.
Pension Increases
All pensions (in excess of Guaranteed Minimum Pensions) are subject to contractual annual increases in line with the annual rise in RPI, subject to a maximum of 5 per cent. per annum. In addition, it is current policy to pay additional increases based on two-thirds of any rise in RPI above 5 per cent. per annum.
Other Discretionary Benefits
Other than the discretionary pension increases mentioned above, there are no discretionary practices which are taken into account in calculating transfer values on leaving service.

Long Term Reward
Year ended 31 December 2004
Performance Restricted Share Plan (PRSP)
In 2004 there were three cycles in operation.
The awards made in respect of the Performance Restricted Share Plan cycles ending on 31 December 2004, 31 December 2005 and 31 December 2006 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are:

			PRSP
			shares
			awarded
			during								Value
	PRSP		the year					PRSP			based on
	shares		1 Jan			Market		shares			share price
	held at		2004 to			price per		held at		Planned	of 647.50p
	1 Jan		31 Dec		Award	share at		31 Dec		vesting	at 31 Dec
	2004		2004		date	award		2004(5)		date	2004

											£
Richard Hartman	111,930	(1)			18.6.03	445	p	111,930		11.3.05	724,747
	167,900	(2)			18.6.03	445	p	167,900		3.3.06	1,087,153
			165,130	(3)	24.6.04	549.5	p	165,130		9.3.07	1,069,217

Total								444,960			2,881,117

Richard North	188,760	(1)			18.6.03	445	p	188,760		11.3.05	1,222,221
	283,140	(2)			18.6.03	445	p	259,545	(4)	3.3.06	1,680,554
			248,560	(3)	24.6.04	549.5	p	144,993	(4)	9.3.07	938,830

Total								593,298			3,841,605

Stevan Porter	113,810	(1)			18.6.03	445	p	113,810		11.3.05	736,920
	170,710	(2)			18.6.03	445	p	170,710		3.3.06	1,105,347
			142,290	(3)	24.6.04	549.5	p	142,290		9.3.07	921,328

Total								426,810			2,763,595

Sir Ian Prosser	65,410	(1)(6)			18.6.03	445	p	65,410		11.3.05	423,530
	65,410	(2)(6)			18.6.03	445	p	65,410		3.3.06	423,530

Total								130,820			847,060

Richard Solomons	110,110	(1)			18.6.03	445	p	110,110		11.3.05	712,962
	165,160	(2)			18.6.03	445	p	165,160		3.3.06	1,069,411
			144,990	(3)	24.6.04	549.5	p	144,990		9.3.07	938,810

Total								420,260			2,721,183

Total											13,054,560

(1)	This “transitional” award is based on performance to 31 December 2004 where the performance measure relates to IHG’s total shareholder return against a group of 11 other comparator companies. The number of shares released is graded, according to where IHG finishes in the comparator group, with 100 per cent. of the award being released for first or second position and 20 per cent. of the award being released for sixth place. IHG finished in fourth place and accordingly 60 per cent. of the award vested on 11 March 2005.

(2)	This award is based on performance to 31 December 2005 where the performance measure relates to both IHG’s total shareholder return against a group of 11 other comparator companies and growth in return on capital employed.

(3)	This award is based on performance to 31 December 2006 where the performance measure relates to both IHG’s total shareholder return against a group of 10 other comparator companies and growth in return on capital employed.

(4)	Richard North’s awards were pro-rated to reflect his contractual service during the applicable performance periods.

(5)	In the case of Richard North, who resigned as a director of IHG PLC on 30 September 2004, the figures shown are as at cessation of employment.

(6)	Sir Ian Prosser’s awards were pro-rated to reflect his actual service during the applicable performance periods.

15 months ended 31 December 2003
The PRSP plan was introduced on Separation and in 2003 there were three cycles in operation.
The awards made in respect of the performance period ended 31 December 2003, which were paid in cash, were:

		Pre-tax awards	Total pre-tax
	Awards held	granted during	awards held
	at 15 Apr	period to	at 31 Dec
	2003	31 Dec 2003	2003

	£000’s	£000’s	£000’s
Directors
Richard Hartman	—	214	214
Richard North	—	398	398
Stevan Porter	—	218	218
Sir Ian Prosser*	—	276	276
Richard Solomons	—	232	232

*	Sir Ian Prosser’s award was pro-rated to reflect his actual service during the performance period following his retirement from the role of executive Chairman on 5 July 2003.
This “transitional” award was based on performance during the period to 31 December 2003 where the performance measure related to the achievement of actual and annualised overhead reduction targets. The award was paid in cash, equivalent to 66 per cent. of salary.
The awards made in respect of the Performance Restricted Share Plan cycles ending on 31 December 2004 and 31 December 2005 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are:

		Awards granted
		during the period
		to 31 Dec 2003.
		Max potential
		entitlement		Max potential
	Awards held at	Ordinary shares		entitlement at	Value based on
	15 Apr 2003			31 Dec 2003	share price of
	Ordinary shares	2003/04(1)	2004/05(2)	Ordinary shares	445p at award

					£000’s
Directors
Richard Hartman	—	111,930	167,900	279,830	1,245
Richard North	—	188,760	283,140	471,900	2,100
Stevan Porter	—	113,810	170,710	284,520	1,266
Sir Ian Prosser(3)	—	65,410	65,410	130,820	582
Richard Solomons	—	110,110	165,160	275,270	1,225

					6,418

(1)	This “transitional” award is based on performance to 31 December 2004 where the performance measure relates to IHG’s total shareholder return against a group of 11 other comparator companies. The number of shares released will be graded, according to where IHG finishes in the comparator group, with 100 per cent. of the award being released for first or second position and 20 per cent. of the award being released for sixth place. Below sixth place there will be no release.

(2)	This award is based on performance to 31 December 2005 where the performance measure relates to both IHG’s total shareholder return against a group of 11 other comparator companies and growth in return on capital employed.

(3)	Sir Ian Prosser’s award was pro-rated to reflect his actual service during the performance period following his retirement from the role of executive Chairman on 5 July 2003.
Year ended 30 September 2002
The 1998/2002 cycle of the Six Continents Long Term Incentive Plan was completed on 30 September 2002. No award was made.

Short Term Deferred Incentive Plan (STDIP)
Year ended 31 December 2004
Messrs Hartman, Porter and Solomons participated in the STDIP during the year ended 31 December 2004, and received an award on 16 March 2005. The awards, inclusive of matching shares, were in the range of 120 per cent. to 150 per cent. of base salary.
Directors’ pre-tax interests during the year were:

		STDIP			STDIP
		shares			shares
		awarded			vested						Value based
		during the		Market	during the		Market		STDIP		on share
	STDIP shares	year 1 Jan		price per	year 1 Jan		price per		shares held	Planned	price of
	held at 1 Jan	2004 to	Award	share at	2004 to	Vesting	share at	Value at	at 31 Dec	vesting	647.50p at
	2004(1)	31 Dec 2004	date	award	31 Dec 2004	date	vesting(2)	vesting	2004	date	31 Dec 2004

								£			£
Directors
Richard North	3,789		15.4.03	372p	3,789	2.6.04	529.5p	20,063	—	—	—
Stevan Porter	55,428		18.12.01	434.3p	55,428	20.12.04	654.5p	362,776	—	—	—

(1)	IHG PLC shares provided at 372p per share in equal value exchange for Six Continents PLC shares outstanding at 14 April 2003 under the Six Continents Special Deferred Incentive Plan.

(2)	Award originally made in Six Continents PLC shares. The share prices shown are the equivalent IHG PLC share prices, based on a five day average immediately preceding the award date.
15 months ended 31 December 2003

				STDIP
				shares
			STDIP shares	vested
			awarded	during the			Market
	STDIP shares		during the	period			price per	STDIP		Value
	held		period 15 Apr	15 Apr 2003		Market price	share at	shares held		based on
	at 15 Apr	Vesting	2003	to 31 Dec	Award	per share at	vesting	at 31 Dec	Vesting	share price at
	2003(1)	Date	to 31 Dec 2003	2003	date	award date(2)	date	2003	date	31 Dec 2003(3)

										£
Directors
Richard North	39,628	18.12.03	—	39,628	18.12.02	335.5p	540.75p
	3,789	31.5.04						3,789	31.5.04	20,044
Stevan Porter	55,428	18.12.03	—	55,428	18.12.01	434.3p	540.75p
	55,428	18.12.04						55,428	18.12.04	293,214

Messrs Hartman, North, Porter and Solomons participated in the STDIP during the period 15 April 2003 to 31 December 2003, but were not eligible to receive an award.

(1)	IHG PLC shares provided at 372p per share in equal value exchange for Six Continents PLC shares outstanding at 14 April 2003 under the Six Continents Special Deferred Incentive Plan.

(2)	Award originally made in Six Continents PLC shares. The share prices shown are the equivalent IHG PLC share prices, based on a five day average immediately preceding the award date.

(3)	The IHG PLC share price on 31 December 2003 was 529p per share.

			SDIP shares
			awarded			SDIP shares
	SDIP		during the			vested during			Market
	shares		period	Market price		the period		Market price	price per	SDIP shares		Value based on
	held at	Vesting	1 Oct 2002	per share at	Vesting	1 Oct 2002 to	Award	per share at	share at	held	Vesting	share price at
	1 Oct 2002	date	to 14 Apr 2003	award date(2)	date	14 Apr 2003	date	award date*(2)	vesting date	at 14 Apr 2003	date	14 Apr 2003(3)

												£
Directors*
Tim Clarke	44,433	18.12.02	23,790	534p	18.12.03	44,433	18.12.01	691.1p	502p	23,790	18.12.03	140,837
			2,195	592p	31.5.04					2,195	31.5.04	12,994
Richard North	72,348	18.12.02	24,901	534p	18.12.03	72,348	18.12.01	691.1p	502p	24,901	18.12.03	147,414
			2,381	592p	31.5.04					2,381	31.5.04	14,096
Thomas Oliver(1)	74,104	16.4.03	20,806	534p	16.4.03					94,910	16.4.03	561,867

*	Neither Tim Clarke nor Thomas Oliver, both former directors of Six Continents PLC, has served as directors of IHG PLC.

(1)	The vesting date for all awards applicable to Thomas Oliver was extended from 10 March 2003 to 16 April 2003.

(2)	The share prices shown are based on a five day average immediately preceding the award date.

(3)	The Six Continents PLC share price on 14 April 2003 was 592p per share.

Year ended 30 September 2002
During 2002, Messrs Clarke, North and Oliver were entitled under the Special Deferred Incentive Plan to defer all or part of their annual cash bonus and convert the value into IHG’s shares which would then be released to those directors after at least 12 months, together with an award in shares provided by IHG. Such awards were conditional on the directors being employed by the Group at the release dates. The table below shows the maximum share awards, assuming the directors elected to defer their 2002 bonuses.

			Ordinary
Special Deferred Incentive Plan	Year earned		shares	Value(2)	Release date(3)

			000’s	£000’s
Tim Clarke	2002	(1)	22	128	18.12.03
	2001		44	263	18.12.02
Richard North	2002	(1)	23	134	18.12.03
	2001		72	429	18.12.02
Thomas Oliver	2002	(1)	19	112	10.3.03
	2001		15	90	10.3.03
	2000		29	170	10.3.03
	1999		14	83	10.3.03
	1998		16	96	10.3.03

(1)	Maximum matching award assuming director elects to participate.

(2)	Based on share price at 30 September 2002 — 593p.

(3)	Awards are conditional on employment by the Group at the release date.
Rolled over options became exercisable on the Separation of Six Continents PLC in April 2003 and will lapse on various dates up to October 2012. Rolled over options ceased to be subject to performance conditions on Separation.
Executive share options granted in 2003 are exercisable between May 2006 and May 2013, subject to the achievement of the performance condition. Sharesave options granted in 2003 are exercisable between March 2007 and March 2009.
Share options under the IHG Executive Share Option Plan were granted on 1 April 2004 at an option price of 494.17p. These options are exercisable between April 2007 and April 2014, subject to the achievement of the performance condition.
Option prices range from 308.48p to 593.29p per IHG PLC share. The closing market value share price on 31 December 2004 was 647.5p (2003: 529p, 2002: 593p) and the range during the year was 479.17p to 690.81p per share.

7      Exceptional Items

	30 September			31 December

	2002			2003			2004
	12 months			15 months			12 months

	Continuing	Discontinued		Continuing
	operations(a)	operations(a)	Total	operations(a)	Discontinued	Total	Continuing	Discontinued
	restated(b)	restated(b)	restated(b)	restated(b)	operations(a)	restated(b)	operations(a)	operations(a)	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating exceptional items:
Cost of sales (c)	(77)	—	(77)	(51)	—	(51)	(28)	—	(28)
Administrative expenses(d)	—	—	—	—	—	—	(11)	—	(11)
Other Operating Income(e)	—	—	—	—	—	—	20	—	20

Total operating exceptional items	(77)	—	(77)	(51)	—	(51)	(19)	—	(19)

Non-operating exceptional items:
Cost of fundamental reorganisation(f)	—	—	—	(67)	—	(67)	—	—	—
Separation costs (g)	(4)	—	(4)	(51)	(41)	(92)	—	—	—
Profit/(loss) on disposal of fixed assets	2	(2)	—	4	(2)	2	15	—	15
Provision for loss on disposal of operations(h)	—	57	57	—	—	—	(74)	—	(74)
Provision against fixed asset investments(i)	—	—	—	(56)	—	(56)	(10)	—	(10)

	(2)	55	53	(170)	(43)	(213)	(69)	—	(69)

Total exceptional items before interest and taxation	(79)	55	(24)	(221)	(43)	(264)	(88)	—	(88)
Interest receivable(j)	—	—	—	—	—	—	22	—	22
Interest payable (k)	—	—	—	—	—	—	(16)	—	(16)
Premium on early settlement of debt (l)	—	—	—	(136)	—	(136)	(17)	—	(17)
Tax (charge)/credit on above items	(10)	1	(9)	36	28	64	6	—	6
Exceptional tax credit(m)	14	114	128	68	—	68	161	—	161

Total exceptional items after interest and taxation	(75)	170	95	(253)	(15)	(268)	68	—	68

(a)	Continuing operations comprise InterContinental Hotels Group PLC. Discontinued operations relate to Mitchells & Butlers plc for 2003 and 2002, and in 2002 also included profits on disposal of Bass Brewers of £57 million, relating to the finalisation of completion accounts and an exceptional tax credit representing the release of over provisions of tax in relation to Bass Brewers and other businesses.

(b)	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

(c)	Tangible fixed assets were written down by £48 million (2003 £73 million, 2002 £113 million) following an impairment review of the hotel estate. £28 million (2003 £51 million, 2002 £77 million) was charged above as an operating exceptional item and £20 million (2003 £22 million, 2002 £36 million) reversed previous revaluation gains (see note 19).

(d)	Administrative expenses include a charge of £11 million related to the delivery of the further restructuring of the Hotel business in conjunction with the asset disposal programme.

(e)	Adjustment to market valuation of the Group’s investment in FelCor Lodging Trust Inc.

(f)	Relates to a fundamental reorganisation of the Hotel business. The cost includes redundancy entitlements, property exit costs and other implementation costs.

(g)	Relates to costs incurred for the bid defence and Separation of Six Continents PLC.

(h)	In 2004, the provision for the loss on disposal of 13 hotels in the Americas and 73 hotels in the United Kingdom. Bass Brewers was disposed of in August 2000. The profit in 2002 comprises £9 million received in respect of the finalisation of completion account adjustments, together with the release of disposal provisions no longer required of £48 million.

(i)	Relates to a provision for the diminution in value of certain fixed asset investments and reflects the directors’ view of the fair value of the holdings.

(j)	Mainly relates to interest received on exceptional tax refunds.

(k)	Relates to costs of closing out swaps and costs related to refinancing the Group’s debt.

(l)	Relates to the premiums paid on the repurchase of the Group’s public debt.

(m)	Represents the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing and, in 2004, the recognition of a deferred tax asset of £83 million in respect of capital losses.
8      Interest Payable and Similar Charges

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Bank loans and overdrafts	21	38	16
Other	155	113	70

	176	151	86

9      Tax on Profit on Ordinary Activities

	30 September		31 December

	2002		2003		2004
	12 months		15 months		12 months

	Before		Before
	exceptional		exceptional		Before
	items	Total	items	Total	exceptional
	restated*	restated*	restated*	restated*	items	Total

	£m	£m	£m	£m	£m	£m
Tax charge
UK corporation tax at 30% (2003 30%, 2002 30%):
Current year	94	106	42	4	32	23
Prior years	(1)	(129)	(12)	(80)	(22)	(48)

	93	(23)	30	(76)	10	(25)

Foreign tax:
Current year	65	65	72	69	50	51
Prior years	(1)	(1)	(20)	(20)	(29)	(81)

	64	64	52	49	21	(30)

Total current tax	157	41	82	(27)	31	(55)

Deferred tax:
Origination and reversal of timing differences	20	17	53	30	31	33
Adjustments to estimated recoverable deferred tax assets	11	11	(11)	(11)	—	—
Prior years	(17)	(17)	(9)	(9)	(12)	(95)

Total deferred tax	14	11	33	10	19	(62)

Tax on profit on ordinary activities	171	52	115	(17)	50	(117)

	30 September		31 December

	2002		2003		2004
	12 months		15 months		12 months

	Before		Before
	exceptional		exceptional		Before
	items	Total	items	Total	exceptional
	restated*	restated*	restated*	restated*	items	Total

	£m	£m	£m	£m	£m	£m
Further analysed as tax relating to:
Profit before exceptional items	171	171	115	115	50	50
Operating exceptional items:
Administrative expenses	—	—	—	—	—	(3)
Non-operating exceptional items (see note 7):
Continuing operations:
Cost of fundamental reorganisation	—	—	—	(8)	—	(5)
Profit on disposal of fixed assets	—	11	—	—	—	5
Separation costs	—	(1)	—	(6)	—	—
Provision against fixed asset investments	—	—	—	(5)	—	—

	—	10	—	(19)	—	—
Discontinued operations: Separation costs	—	—	—	(4)	—	—
Other	—	(1)	—	—	—	—

Total non-operating exceptional items	—	9	—	(23)	—	—
Interest	—	—	—	—	—	2
Premium on early settlement of debt	—	—	—	(41)	—	(5)

Total exceptional items	—	9	—	(64)	—	(6)
Exceptional tax credit (see note 7)	—	(128)	—	(68)	—	(161)

	171	52	115	(17)	50	(117)

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

Tax reconciliations
Reconciliation of current tax rate

	31 December 2004

	12 months

	Before exceptional
	items	Total

	%	%
UK corporation tax standard rate	30.0	30.0
Permanent differences	(0.2)	(0.3)
Capital allowances in excess of depreciation	(4.7)	(6.9)
Other timing differences	(5.0)	(7.4)
Net effect of different rates of tax in overseas businesses	6.3	9.2
Adjustment to tax charge in respect of prior years	(16.4)	(24.1)
Other	0.1	0.2
Exceptional items	—	(26.2)

Effective current tax rate	10.1	(25.5)

	31 December 2003

	15 months

	Before exceptional	Total
	items restated*	restated*

	%	%
UK corporation tax standard rate	30.0	30.0
Permanent differences	1.7	20.7
Capital allowances in excess of depreciation	(1.0)	(12.6)
Other timing differences	(8.6)	(104.2)
Net effect of different rates of tax in overseas businesses	3.8	46.1
Adjustments to tax charge in respect of prior years	(7.3)	(88.9)
Other	0.2	2.0
Exceptional items	—	32.2

Effective current tax rate	18.8	(74.7)

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

	30 September 2002

	12 months

	Before exceptional	Total
	items restated*	restated*

	%	%
UK corporation tax standard rate	30.0	30.0
Permanent differences	1.2	1.3
Capital allowances in excess of depreciation	(3.5)	(3.7)
Other timing differences	(1.3)	(1.3)
Net effect of different rates of tax in overseas businesses	2.9	3.1
Adjustments to tax charge in respect of prior years	(0.2)	(0.2)
Other	(0.3)	—
Exceptional items	—	(21.5)

Effective current tax rate	28.8	7.7

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

Factors which may affect future tax charges
The key factors which may affect future tax charges are disposals of assets, the availability of accelerated tax depreciation, utilisation of unrecognised losses, changes in tax legislation, settlements with tax authorities and the proportion of profits subjected to higher overseas tax rates.
10    Dividends

	30 September	31 December		30 September	31 December

	2002	2003	2004	2002	2003	2004
	12 months	15 months	12 months	12 months	15 months	12 months

	(pence per	(pence per	(pence per			£m
	share)	share)	share)	£m	£m
Dividends on ordinary shares:
Interim Six Continents PLC	12.58	7.65	—	92	56	—
Proposed final Six Continents PLC	29.14	—	—	213	—	—
Interim InterContinental Hotels Group PLC	—	4.05	4.30	—	30	29
Special Interim Dividend Intercontinental Hotels Group PLC	—	—	72.00	—	—	501
Proposed final InterContinental Hotels Group PLC	—	9.45	10.00	—	70	62

	41.72	21.15	86.30	305	156	592

The proposed final IHG dividend is payable on the shares in issue at 1 April 2005.

11    Earnings per Ordinary Share
Basic earnings per ordinary share is calculated by dividing the earnings available for shareholders of £299 million (2003 £19 million, 2002 £457 million) by 710 million (2003 733 million, 2002 731 million), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.
Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 718 million (2003 733 million, 2002 734 million).
On 10 December 2004, shareholders approved a share capital consolidation on the basis of 25 new ordinary shares for every 28 existing ordinary shares, together with a special dividend of 72 pence per existing share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.
Adjusted earnings per ordinary share is calculated as follows:

	30 September	31 December

	2002	2003	2004
	12 months restated*	15 months restated*	12 months

	(pence per ordinary	(pence per ordinary	(pence per ordinary
	share)	share)	share)
Basic earnings	62.5	2.6	42.1
Exceptional items, less tax thereon	4.5	45.8	13.1
Exceptional tax credit	(17.5)	(9.3)	(22.7)

Adjusted earnings	49.5	39.1	32.5

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items.

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

12    Cash flow from operating activities

		30 September	31 December

		2002	2003	2004
	Note	12 months	15 months	12 months

		£m	£m	£m
Operating profit before exceptional items		618	483	331
Depreciation and amortisation		271	303	198

Earnings before interest, taxation, depreciation and amortisation, and exceptional items		889	786	529
Other non-cash items		(4)	(2)	12
(Increase)/decrease in stocks		(1)	(1)	1
Increase in debtors		(92)	(10)	(11)
(Decrease)/increase in creditors		(37)	69	75
Special pension contribution		—	—	(71)
Provisions expended	27	(18)	(10)	(3)

Operating activities before expenditure relating to exceptional items		737	832	532
Cost of fundamental reorganisation		—	(37)	(17)
Operating exceptional expenditure		(17)	—	—

Operating activities		720	795	515
Net capital expenditure	14	(513)	(248)	(151)

Operating cash flow	15	207	547	364

13    Net Debt

					Liquid
	Cash and overdrafts				resources	Financing

						Other	Other
	Cash at				Current	borrowings	borrowings
	bank and				asset	due within	due after
	in hand	Overdrafts	Total		investments	one year	one year	Total

	£m	£m	£m		£m	£m	£m	£m
At 30 September 2001	67	(37)	30		366	(378)	(1,019)	(1,001)
Net cash flow	(276)	(29)	(305	) (i)	—	—	—	(305)
Management of liquid resources and financing	295	—	295	(i)	(232)	(414)	354	3
Exchange adjustments	(2)	—	(2)		84	10	34	126

At 30 September 2002	84	(66)	18		218	(782)	(631)	(1,177)

Net cash flow	(86)	64	(22	) (i)	—	—	—	(22)
Management of liquid resources and financing	77	—	77	(i)	129	758	(369)	595
Separation of MAB	(7)	—	(7)		(7)	4	—	(10)
Exchange and other adjustments	(13)	(3)	(16)		37	12	12	45

At 31 December 2003	55	(5)	50		377	(8)	(988)	(569)

Net cash flow	(332)	(6)	(338	) (i)	—	—	—	(338)
Management of liquid resources and financing	320	—	320	(i)	(320)	(22)	(236)	(258)
Exchange and other adjustments	—	—	—		(17)	(2)	68	49

At 31 December 2004	43	(11)	32		40	(32)	(1,156)	(1,116)

Currency swaps are included within current asset investments in 2002 and 2003 and within other borrowings in 2004.

(i)	Represents a movement in cash and overdrafts of £18 million outflow (2003 £55 million inflow, 2002 £10 million outflow) (see Consolidated Statement of Cash Flows).

14    Net Capital Expenditure

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Hotels capital expenditure
Americas	113	73	60
EMEA	209	237	95
Asia Pacific	12	43	20
Central	35	24	12

	369	377	187
Hotels disposal proceeds	(113)	(255)	(106)

Hotels net capital expenditure	256	122	81
Soft Drinks	31	65	70

InterContinental Hotels Group PLC*	287	187	151
Discontinued Operations*	226	61	—

	513	248	151

*	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.
15    Operating Cash Flow

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
Hotels	(15)	336	291
Soft Drinks	77	59	73

Intercontinental Hotels Group PLC*	62	395	364
Discontinued Operations*	145	152	—

	207	547	364

*	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

16    Management of Liquid Resources and Financing

	30 September	31 December

	2002	2003	2004
	12 months	15 months	12 months

	£m	£m	£m
New borrowings(i)	8,260	18,672	9,666
Other borrowings repaid(i)	(8,200)	(19,061)	(9,408)

	60	(389)	258
Debt assumed by MAB	—	577	—
Ordinary shares issued	3	18	16
Purchase of own shares	—	—	(257)
Purchase of own shares by employee share trusts	—	—	(33)
Proceeds on release of shares by employee share trusts	—	—	16

Financing	63	206	—
Movement in liquid resources(ii)	232	(129)	320

	295	77	320

(i)	Includes amounts rolled over under bank loan facilities.

(ii)	Liquid resources primarily comprise short-term deposits of less than one year, short-term investments and, in 2002 and 2003, currency swaps.

17	Assets

	31 December

	2003		2004

	Total	Net operating	Total	Net operating

	£m	£m	£m	£m
Hotels:
Americas	1,146	859	1,073	765
EMEA	3,183	2,422	2,755	2,334
Asia Pacific	481	457	444	414

	4,810	3,738	4,272	3,513
Soft Drinks	470	300	502	306

	5,280	4,038	4,774	3,819
Non-operating assets:
Current asset investments	—	377	—	40
Cash at bank and in hand	—	55	—	43
Corporate taxation	—	37	—	14
Non-operating liabilities:
Borrowings	—	(1,001)	—	(1,199)
Proposed dividend of parent company	—	(70)	—	(62)
Proposed dividend for minority shareholders	—	(16)	—	(19)
Corporate taxation	—	(389)	—	(261)
Deferred taxation	—	(314)	—	(248)
Minority equity interests	—	(163)	—	(150)

	5,280	2,554	4,774	1,977

United Kingdom	2,329	1,586	1,972	1,512
Rest of Europe, the Middle East and Africa	1,324	1,136	1,285	1,128
United States of America	1,020	751	958	667
Rest of Americas	126	108	115	98
Asia Pacific	481	457	444	414

	5,280	4,038	4,774	3,819
Net non-operating liabilities		(1,484)		(1,842)

	5,280	2,554	4,774	1,977

18	Intangible Fixed Assets

Goodwill

£m
Cost:
1 October 2002	197
Acquisitions	10
Separation of MAB	(15)

31 December 2003	192

Exchange and other adjustments	(8)

31 December 2004	184

Amortisation:
1 October 2002	24
Provided	13
Separation of MAB	(3)

31 December 2003	34

Provided	10
Exchange Adjustments	(2)

31 December 2004	42

Net book value:
31 December 2003	158

31 December 2004	142

19    Tangible Fixed Assets
By activity

		Soft			Total
	Hotels	Drinks	Total	Discontinued(i)	Group

	£m	£m	£m	£m	£m
Cost or valuation:
At 1 October 2002	4,362	408	4,770	3,722	8,492
Exchange and other adjustments	2	4	6	1	7
Additions	314	66	380	81	461
Disposals	(281)	(27)	(308)	(64)	(372)
Separation of MAB	—	—	—	(3,740)	(3,740)
Impairment	(22)	—	(22)	—	(22)

At 31 December 2003	4,375	451	4,826	—	4,826
Exchange and other adjustments	(95)	—	(95)	—	(95)
Additions	177	72	249	—	249
Disposals	(142)	(40)	(182)	—	(182)
Impairment	(20)	—	(20)	—	(20)

At 31 December 2004	4,295	483	4,778	—	4,778

Depreciation:
At 1 October 2002	467	188	655	196	851
Exchange and other adjustments	(7)	1	(6)	—	(6)
Provided	186	50	236	54	290
On disposals	(37)	(24)	(61)	(40)	(101)
Separation of MAB	—	—	—	(210)	(210)
Impairment	51	—	51	—	51

31 December 2003	660	215	875	—	875
Exchange and other adjustments	(16)	—	(16)	—	(16)
Provided	144	44	188	—	188
On disposals	(35)	(38)	(73)	—	(73)
Impairment	28	—	28	—	28

At 31 December 2004	781	221	1,002	—	1,002

Net book value at 31 December 2003	3,715	236	3,951	—	3,951

Net book value at 31 December 2004	3,514	262	3,776	—	3,776

(i)	Discontinued operations relate to Mitchells & Butlers plc.
Tangible fixed assets have been written down in total by £48 million (2003 £73 million) following an impairment review of the hotel estate. The impairment has been measured by reference to the value in use of income-generating units, using either the higher of value in use or estimated recoverable amount. The discount rates used for value in use calculations ranged from 8.0 per cent. to 10.5 per cent.

By category

		Fixtures,
	Land and	fittings and	Plant and
	buildings	equipment	machinery	Total

	£m	£m	£m	£m
Cost or valuation:
At 1 October 2002	5,906	2,450	136	8,492
Exchange and other adjustments	11	(8)	4	7
Additions	139	291	31	461
Disposals	(221)	(146)	(5)	(372)
Separation of MAB	(2,809)	(930)	(1)	(3,740)
Impairment	(22)	—	—	(22)

At 31 December 2003	3,004	1,657	165	4,826
Exchange and other adjustments	(59)	(36)	—	(95)
Additions	50	172	27	249
Disposals	(83)	(89)	(10)	(182)
Impairment	(20)	—	—	(20)

At 31 December 2004	2,892	1,704	182	4,778

Depreciation:
At 1 October 2002	147	622	82	851
Exchange and other adjustments	3	(10)	1	(6)
Provided	28	243	19	290
On disposals	(13)	(83)	(5)	(101)
Separation of MAB	(48)	(162)	—	(210)
Impairment	51	—	—	51

At 31 December 2003	168	610	97	875
Exchange and other adjustments	(6)	(10)	—	(16)
Provided	14	156	18	188
On disposals	(11)	(52)	(10)	(73)
Impairment	28	—	—	28

At 31 December 2004	193	704	105	1,002

Net book value at 31 December 2003	2,836	1,047	68	3,951

Net book value at 31 December 2004	2,699	1,000	77	3,776

	31 December 2003			31 December 2004

	Cost or		Net Book	Cost or		Net Book
	valuation	Depreciation	Value	valuation	Depreciation	Value

	£m	£m	£m	£m	£m	£m
Freehold	2,109	(107)	2,002	2,036	(130)	1,906
Leasehold:
unexpired term of more than 50 years	825	(25)	800	636	(32)	604
unexpired term of 50 years or less	70	(36)	34	220	(31)	189

	3,004	(168)	2,836	2,892	(193)	2,699

Cost or valuation of properties comprises:

	31 December

	2003	2004
	Cost or	Cost or
	valuation	valuation

	£m	£m
1999 valuation	1,567	1,517
1992 valuation	17	22
Cost	1,420	1,353

	3,004	2,892

Properties, comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation, less depreciation as required. The transitional rules of FRS 15 have been followed, permitting the carrying values of properties as at 1 October 1999 to be retained.
The most recent valuation of properties was undertaken in 1999 and covered all properties then owned by the Group other than hotels acquired or constructed in that year and leasehold properties having an unexpired term of 50 years or less. This valuation was undertaken by external Chartered Surveyors and internationally recognised valuers (Jones Lang LaSalle Hotels) in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value and had regard to trading potential.
Historical cost
The comparable amounts under the historical cost convention for properties would be:

	31 December

	2003	2004

	£m	£m
Cost	2,771	2,667
Depreciation	(177)	(205)

Net book value	2,594	2,462

20    Fixed Asset Investments

Investments

£m
Cost:
At 1 October 2002	339
Exchange adjustments	(34)
Reclassifications	6
Additions	42
Disposals and repayments	(12)

At 31 December 2003	341
Exchange adjustments	(13)
Reclassifications to current asset investments*	(195)
Additions	11
Disposals and repayments	(7)

At 31 December 2004	137

Investments

£m
Provision for diminution in value:
At 1 October 2002	121
Exchange adjustments	(20)
Reclassifications	3
Provisions made**	65

At 31 December 2003	169
Exchange adjustments	(5)
Reclassifications to current asset investments*	(133)
Provisions made	13
Provisions written back	(6)

At 31 December 2004	38

Net book value:
At 31 December 2003	172

At 31 December 2004	99

*	Relates to the Group’s investment in FelCor Lodging Trust Inc.

**	Relates to a provision for diminution in value of the Group’s investment in FelCor Lodging Trust Inc. and other fixed asset investments.
Analysis of investments

	31 December 2003		31 December 2004

	Cost less		Cost less
	amount	Market	amount	Market
	written off	value	written off	value

	£m	£m	£m	£m
Listed investments	64	66	1	4
Unlisted investments	108		98

	172		99

All listed investments are listed on a recognised investment exchange.

21	Stocks

	31 December

	2003	2004

	£m	£m
Raw materials	9	9
Finished stocks	21	23
Consumable stores	14	10

	44	42

22    Debtors

	31 December

	2003		2004

		After		After
	Total	one year	Total	one year

	£m	£m	£m	£m
Trade debtors	316	—	322	—
Less: Provision for bad and doubtful debts	(39)	—	(37)	—

	277	—	285	—
Other debtors net of provisions for bad and doubtful debts of £5 million (2003 £6 million)	104	17	100	25
Corporate taxation	37	7	14	—
Pension prepayment	47	47	110	110
Other prepayments	58	5	47	2

	523	76	556	137

23    Current Asset Investments

	31 December

	2003	2004

	£m	£m
Equity investments	—	76
Other	377	40

	377	116

24    Creditors: amounts falling due within one year

	31 December

	2003	2004

	£m	£m
Borrowings (see note 28)	13	43
Trade creditors	133	159
Corporate taxation	389	261
Other taxation and social security	46	50
Accrued charges	235	232
Proposed dividend of parent company	70	62
Proposed dividend for minority shareholders	16	19
Other creditors	183	187

	1,085	1,013

25    Creditors: amounts falling due after one year

	31 December

	2003	2004

	£m	£m
Borrowings (see note 28)	988	1,156
Other creditors and deferred income	97	96

	1,085	1,252

26    Deferred Taxation

Deferred
taxation

£m
At 1 October 2002	495
Exchange and other adjustments	1
Separation of MAB	(189)
Disposals	(3)
Profit and loss account	10

At 31 December 2003	314
Exchange and other adjustments	(1)
Disposals	(3)
Profit and loss account	(62)

At 31 December 2004	248

	31 December

	2003	2004

	£m	£m
Analysed as tax on timing differences related to:
Fixed assets	252	252
Deferred gains on loan notes	123	122
Losses	(37)	(113)
Pension prepayment	14	23
Other	(38)	(36)

	314	248

The deferred tax asset of £113 million (2003 £37 million) recognised in respect of losses includes £89 million (2003 £6 million) of capital losses available to be utilised against the realisation of capital gains which are recognised as a deferred tax liability and £24 million (2003 £31 million) in respect of revenue tax losses. Tax losses with a value of £305 million (2003 £317 million), including capital losses with a value of £98 million (2003 £112 million), have not been recognised as their use is uncertain or not currently anticipated.
No provision has been made for deferred tax on the sale of properties at their revalued amounts. The total amount unprovided is estimated at £177 million (2003 £215 million).
No provision has been made for deferred tax on the sale of properties where gains have been, or are expected to be, deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £58 million (2003 £52 million), of which £14 million is expected to be rolled over into capital expenditure in periods up to 31 December 2004. It is not anticipated that any such tax will be payable in the foreseeable future.

27    Other Provisions for Liabilities and Charges

			Mitchells &
		Hotels	Butlers	Onerous
	Disposals(i)	reorganisation(ii)	reorganisation	contracts(iii)	Pensions(iv)	Other(v)	Total

	£m	£m	£m	£m	£m	£m	£m
At 1 October 2002	—	—	11	12	39	9	71
Profit and loss account	—	67	—	(6)	6	(1)	66
Expenditure	—	(37)	(2)	(4)	—	(4)	(47)
Exchange and other adjustments	—	(3)	(6)	3	1	—	(5)
Separation of MAB	—	—	(3)	—	—	(3)	(6)

At 31 December 2003	—	27	—	5	46	1	79
Profit and loss account	74	—	—	(1)	8	(1)	80
Expenditure	—	(17)	—	(1)	(2)	—	(20)
Exchange and other adjustments	—	(2)	—	—	(3)	—	(5)

At 31 December 2004	74	8	—	3	49	—	134

(i)	Relates to the disposal of 13 hotels in the Americas and 73 hotels in the United Kingdom.

(ii)	Relates to the Hotels reorganisation charged as a non-operating exceptional item in 2003 and is expected to be largely utilised in the year to 31 December 2005.

(iii)	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotel business and having expiry dates to 2008.

(iv)	Relates to unfunded post-retirement benefit plans (see note 5).

(v)	Represents liabilities with varying expected utilisation dates.
28    Borrowings
Analysis of borrowings

	31 December 2003			31 December 2004

	Within	After		Within	After
	one year	one year	Total	one year	one year	Total

	£m	£m	£m	£m	£m	£m
Bank loan and overdrafts:
Secured
Bank loans(i)	3	57	60	2	49	51
Unsecured
Bank loans	5	489	494	12	1,104	1,116
Overdrafts	5	—	5	11	—	11

Total bank loans and overdrafts	13	546	559	25	1,153	1,178

Other borrowings:
Secured
Other Loan Stock(ii)	—	1	1	—	—	—
Unsecured
2007 Guaranteed Notes 5.75% (£250 million)	—	18	18	—	—	—
2010 Guaranteed Notes 4.75% (€600 million)	—	420	420	18	—	18
Other loan stock	—	3	3	—	3	3

Total other borrowings	—	442	442	18	3	21

Total borrowings	13	988	1,001	43	1,156	1,199

(i)	Secured by way of mortgage over individual hotel properties. The terms, rates of interest and currencies of these bank loans vary.

(ii)	Secured on the individual assets purchased by using such borrowings. The terms, rates of interest and currencies of these borrowings vary.

Analysis by year of repayment

	31 December 2003			31 December 2004

	Bank loans			Bank loans
	and	Other		and	Other
	overdrafts	borrowings	Total	overdrafts	borrowings	Total

	£m	£m	£m	£m	£m	£m
Due:
Within one year (see note 24)	13	—	13	25	18	43

Between one and two years	42	—	42	2	—	2
Between two and three years	452	—	452	39	—	39
Between three and four years	33	18	51	11	—	11
Between four and five years	11	—	11	1,100	—	1,100
Thereafter
By instalment	3	—	3	—	—	—
Other than by instalment	5	424	429	1	3	4

Due after more than one year (see note 25)	546	442	988	1,153	3	1,156

Total borrowings	559	442	1,001	1,178	21	1,199

Amounts repayable by instalments, some of which fall due after five years	22	—	22	19	—	19

Facilities committed by banks

	31 December

	2003	2004

	£m	£m
Utilised	554	1,155
Unutilised	408	542

	962	1,697

Unutilised facilities expire:
within one year	—	40
after one year but before two years	36	500
after two years	372	2

	408	542

29    Financial Instruments
Details of the Group’s policies on the use of financial instruments are given below and in the accounting policies note. The disclosures in this note provide additional information regarding the effect of these instruments on the financial assets and liabilities of the Group, other than short-term debtors and creditors.
Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular internal audit.
The treasury function does not operate as a profit centre. Treasury activities include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options, and forward rate agreements.
One of the primary objectives of the Group’s treasury risk management policy is to protect the financial covenant ratios in the loan documentation against the adverse impact of movements in interest rates and foreign exchange rates.

Movements in foreign exchange rates, particularly the US dollar and euro, can affect the Group’s reported profit, net assets and interest cover. To hedge this translation exposure as far as is reasonably practicable, borrowings are taken out in foreign currencies (either directly or via currency swaps), which broadly match those in which the Group’s major net assets are denominated.
Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25 per cent., and no more than 75 per cent., of net borrowings for each major currency. This is achieved through the use of interest rate swaps and options and forward rate agreements.
Based on the year end net debt position, and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the net interest charge by approximately £2 million, whilst a one percentage point rise in euro interest rates would increase the net interest charge by £6 million.
Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.
Medium and long-term borrowing requirements at 31 December 2004 were met through the syndicated bank facilities. Short-term borrowing requirements are principally met from drawing under bilateral bank facilities.
Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an “A” credit rating or better, or those providing adequate security. Limits are also set with individual counterparties. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.
The Group is in compliance with all of the financial covenants in its loan documentation, none of which represents a material restriction on funding or investment policy in the foreseeable future.
The following disclosures provide information regarding the effect of financial instruments on the financial assets and liabilities of the Group, other than short-term debtors and creditors.
Interest rate risk
In order to manage interest rate risk, the Group enters into interest rate swap, interest rate option and forward rate agreements. The interest rate profile of the Group’s material financial assets and liabilities, after taking account of the interest rate swap agreements and currency swap agreements, was:

						Interest at fixed rate

							Weighted
				Principal			average
							period for
		Currency swap		at variable	at fixed	Weighted	which rate
	Net debt	agreements	Total	rate(i)	rate	average	is fixed

	£m	£m	£m	£m	£m	%	(years)
At 31 December 2004
Current asset investments and cash at bank and in hand:
Sterling	26	339	365	365	—	—	—
US dollar	29	—	29	29	—	—	—
Other	28	—	28	28	—	—	—
Borrowings:
Sterling	(247)	—	(247)	(244)	(3)	—	5.0
US dollar	(283)	(52)	(335)	(231)	(104)	4.6	1.7
Euro	(560)	(239)	(799)	(596)	(203)	3.6	1.0
Hong Kong dollar	(69)	—	(69)	(49)	(20)	1.5	0.8
Other	(40)	(48)	(88)	(64)	(24)	5.4	0.7

	(1,116)	—	(1,116)	(762)	(354)	3.9	1.2

						Interest at fixed rate

							Weighted
				Principal			average
							period for
		Currency swap		at variable	at fixed	Weighted	which rate
	Net debt	agreements	Total	rate(i)	rate	average	is fixed

	£m	£m	£m	£m	£m	%	(years)
At 31 December 2003
Current asset investments and cash at bank and in hand:
Sterling	377	934	1,311	1,311	—	—	—
US dollar	9	—	9	9	—	—	—
Other	46	—	46	46	—	—	—
Borrowings:
Sterling	(24)	—	(24)	(3)	(21)	5.0	4.1
US dollar	(337)	(615)	(952)	(301)	(651)	4.7	1.5
Euro	(514)	(258)	(772)	(403)	(369)	4.8	4.7
Hong Kong dollar	(84)	—	(84)	(57)	(27)	5.2	0.8
Other	(42)	(61)	(103)	(82)	(21)	4.7	0.7

	(569)	—	(569)	520	(1,089)	4.8	2.6

(i)	Primarily based on the relevant inter-bank rate.
At 31 December 2004, the Group had investments totalling £175 million (2003 £172 million) on which no interest is receivable and which do not have a maturity date. These interests are denominated primarily in US dollars.
The Group had other creditors and deferred income, denominated primarily in US dollars, due after one year of £96 million at 31 December 2004 (2003 £97 million) on which no interest is payable.
Currency risk
In order to manage currency risk, the Group enters into agreements for the forward purchase or sale of foreign currencies as well as currency options. Foreign currency inflows and outflows are also netted where practicable. As virtually all foreign exchange gains and losses are charged to the statement of total recognised Group gains and losses under the hedging provisions of SSAP 20, no disclosure of the remaining currency risks has been provided on the grounds of materiality.
At 31 December 2004, the Group had contracted to exchange within one year the equivalent of £204 million (2003 £49 million) of various currencies.
Currency swap agreements
The Group had entered into the following currency swap agreements at 31 December 2004 and 31 December 2003:

	Deposited		Borrowed

	2003	2004	2003	2004

Sterling to US dollar	£639m	£52m	$1,097m	$100m
Sterling to euro	£250m	£239m	€364m	€350m
Sterling to Australian dollar	£42m	£48m	A$100m	A$120m
Sterling to New Zealand dollar	£19m	—	NZ$51m	—
Liquidity risk
A liquidity analysis of the Group’s borrowings is provided in note 28, along with details of the Group’s material unutilised committed borrowing facilities.

The liquidity analysis of the Group’s other financial liabilities is set out below:

	31 December

	2003
	restated*	2004

	£m	£m
Other financial liabilities
Due:
between one and two years	36	26
between two and five years	40	33
after five years	72	89

	148	148

*	Restated to include certain provisions for liabilities and charges on a basis consistent with 2004.
Fair values
The net book values and related fair values of the Group’s financial assets and liabilities are:

	31 December 2003
	restated(i)		31 December 2004

	Net book	Fair	Net book	Fair
	value	value	value	value

	£m	£m	£m	£m
Fixed asset investments	172	174	99	102
Current asset equity investments	—	—	76	76
Net debt:
Cash and overdrafts	50	50	32	32
Current asset investments	361	361	40	40
Currency swap agreements	16	20	(9)	(9)
Other borrowings	(996)	(1,000)	(1,179)	(1,179)

Net debt	(569)	(569)	(1,116)	(1,116)
Other financial liabilities	(148)	(148)	(148)	(148)
Interest rate swap agreements	—	(29)	—	(3)
Forward exchange contracts	—	(1)	—	9

	(545)	(573)	(1,089)	(1,080)

(i)	Restated to include certain provisions for liabilities and charges on a basis consistent with 2004.
The fair values of listed fixed asset investments and borrowings are based on market prices at the year end. Other assets and liabilities have been fair valued by discounting expected future cash flows to present value.

Hedges
The Group’s unrecognised gains and losses for the period on derivative financial instruments are:

	Gains	Losses	Total

	£m	£m	£m
Unrecognised at 30 September 2002	24	(45)	(21)
Recognised in the period	(2)	31	29
Arising in the period but not recognised	(18)	(16)	(34)

Unrecognised at 31 December 2003	4	(30)	(26)
Recognised in the year	(1)	21	20
Arising in the year but not recognised	6	6	12

Unrecognised at 31 December 2004	9	(3)	6

Expected to be recognised in the year ending 31 December 2005	9	(1)	8

Expected to be recognised thereafter	—	(2)	(2)

Counterparty risk
The Group is exposed to loss in the event of non-performance by the counterparties to the above agreements but such non-performance is not expected to occur.

30	Share Capital

		Number of
	note	shares	£m

		millions
Authorised (ordinary shares)
At 31 December 2003	a	10,000	10,000
Share capital consolidation	b	(1,071)	—

At 31 December 2004	c	8,929	10,000

Allotted, called up and fully paid (ordinary shares)
At 31 December 2003 (shares of £1 each)		739	739
Share capital consolidation	b	(75)	—
Issued under option schemes		4	4
Repurchased and cancelled under repurchase programmes	d	(46)	(46)

At 31 December 2004 (shares of 112 pence each)		622	697

The aggregate consideration in respect of ordinary shares issued in respect of option schemes during the year was £16 million (2003 £18 million).

(a)	At 31 December 2003, the authorised share capital was £10,000,050,000, comprising 10,000,050,000 ordinary shares of £1 each.

(b)	On 10 December 2004, shareholders approved a share capital consolidation on the basis of 25 new ordinary shares for every 28 existing ordinary shares. This provided for all the authorised ordinary shares of £1 each which at the close of business on 10 December 2004 were shown in the IHG books as authorised (whether issued or unissued) to be consolidated into new ordinary shares of 112 pence each. The share capital consolidation became effective on 13 December 2004. The consolidation had no impact on 50,000 ordinary shares of £1 each that were not recorded as such in the IHG books.

(c)	At 31 December 2004, the authorised share capital was £10,000,049,999, comprising 8,928,571,428 ordinary shares of 112 pence each and 50,000 ordinary shares of £1 each.

(d)	During 2004, IHG undertook to return funds of up to £500 million to shareholders by way of two consecutive £250 million share repurchase programmes, the second of which commenced in December 2004. During the year, 46,385,981 ordinary shares were repurchased and cancelled under the authorities granted by shareholders at general meetings held during 2003 and 2004.

Millions

Options to subscribe for ordinary shares
At 31 December 2003	28.6
Granted	6.9
Exercised	(7.4)
Foregone	(0.1)

At 31 December 2004	28.0

Option exercise price per ordinary share (pence)	308.48 — 593.29
Final exercise date	1 April 2014
The authority given to IHG at the Extraordinary General Meeting on 10 December 2004 to purchase its own shares was still valid at 31 December 2004. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on 1 June 2005.
31    Reserves — Equity Interests

	Share		Capital
	premium	Revaluation	redemption	Merger	Other	Profit and
	account	reserve	reserve	reserve	reserve	loss account	Total

	£m	£m	£m	£m	£m	£m	£m
At 30 September 2002	—	1,020	—	1,164	(31)	2,448	4,601
Net assets of MAB eliminated on Separation	—	(743)	—	—	—	(2,034)	(2,777)
MAB goodwill eliminated on Separation	—	—	—	—	—	50	50
Minority interest on transfer of pension prepayment	—	—	—	—	—	(7)	(7)
Reduction of shares in ESOP trusts	—	—	—	—	13	(5)	8
Premium on allotment of ordinary shares*	14	—	—	—	—	(1)	13
Allocation of shares in ESOP trusts	—	—	—	—	7	—	7
Retained loss for the period	—	—	—	—	—	(137)	(137)
Goodwill (see note 32)	—	—	—	—	—	139	139
Revaluation surplus realised on disposals	—	(16)	—	—	—	16	—
Reversal of previous revaluation gains due to impairment	—	(22)	—	—	—	—	(22)
Exchange adjustments on:
assets	—	19	—	—	—	(3)	16
borrowings and currency swaps	—	—	—	—	—	63	63
goodwill eliminated (see note 32)	—	—	—	—	—	(139)	(139)

	Share		Capital
	premium	Revaluation	redemption	Merger	Other	Profit and
	account	reserve	reserve	reserve	reserve	loss account	Total

	£m	£m	£m	£m	£m	£m	£m
At 31 December 2003	14	258	—	1,164	(11)	390	1,815
Premium on allotment of ordinary shares	12	—	—	—	—	—	12
Repurchase of shares	—	—	—	—	—	(211)	(211)
Transfer to capital redemption reserve	—	—	46	—	—	(46)	—
Purchase of own shares by employee share trusts	—	—	—	—	(33)	—	(33)
Release of own shares by employee share trusts	—	—	—	—	22	(6)	16
Credit in respect of employee share schemes	—	—	—	—	—	15	15
Retained loss for the period	—	—	—	—	—	(293)	(293)
Goodwill (see note 32)	—	—	—	—	—	110	110
Revaluation surplus realised on disposals	—	(3)	—	—	—	3	—
Reversal of previous revaluation gains due to impairment	—	(20)	—	—	—	—	(20)
Exchange adjustments on:
assets	—	(2)	—	—	—	(73)	(75)
borrowings and currency swaps	—	—	—	—	—	54	54
goodwill eliminated (see note 32)	—	—	—	—	—	(110)	(110)

At 31 December 2004	26	233	46	1,164	(22)	(167)	1,280

*	Includes transfer of £1 million from the profit and loss account reserve in respect of shares issued to the qualifying employee share ownership trust.
The other reserve comprises £21.8 million (2003 £10.5 million) in respect of 3.1 million (2003 2.2 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at 31 December 2004 of £20 million (2003 £12 million).
32    Goodwill eliminated
Goodwill purchased prior to 30 September 1998 and eliminated against Group reserves is as follows:

	Cost of goodwill	Exchange
	eliminated	adjustments	Total

	£m	£m	£m
Eliminated to 30 September 2002	2,403	122	2,525
Separation of MAB	(50)	—	(50)
Exchange adjustments	—	(139)	(139)

Eliminated to 31 December 2003	2,353	(17)	2,336
Exchange adjustments	—	(110)	(110)

Eliminated to 31 December 2004	2,353	(127)	2,226

33    Major Acquisitions and Disposals
Year ended 31 December 2004
There were no major acquisitions or disposals in the year ended 31 December 2004.
15 months ended 31 December 2003
Separation of MAB

£m

Net asset disposed
Intangible assets	12
Tangible assets	3,530
Stocks	47
Debtors	140
Current asset investments	7
Cash at bank and in hand	7
Creditors: amounts falling due within one year	(244)
Provisions for liabilities	(195)
Debt assumed by MAB	(577)

2,727
Goodwill previously eliminated against reserves	50

2,777

There were no major acquisitions in the 15 months ended 31 December 2003.
Year ended 31 September 2002
There were no major acquisitions or disposals in the year ended 30 September 2002.
34    Financial Commitments
The Group has annual commitments under non-cancellable operating leases which expire as follows:

	31 December 2003		31 December 2004

	Properties	Other	Properties	Other

	£m	£m	£m	£m
Within one year	1	2	1	2
Between one and five years	10	5	11	5
After five years	32	—	35	1

	43	7	47	8

There are a number of property and equipment leases used in the Group’s operations where, in addition to a specified minimum rental, the leases provide for contingent rentals based on percentages of revenue. The average remaining term of these leases, which generally contain renewal options, is approximately 12 years. No material restrictions or guarantees exist in the Group’s lease obligations.
35    Contracts for Expenditure on Fixed Assets

	31 December

	2003	2004

	£m	£m
Contracts placed for expenditure on fixed assets not provided for in the financial statements	63	53

36    Contingencies
Contingent liabilities not provided for in the financial statements relate to:

	31 December

	2003	2004

	£m	£m
Guarantees	11	9

In limited cases, the Group may provide performance guarantees to third party owners to secure management contracts. The maximum exposure under such guarantees is £115 million. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.
The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

37	Post Balance Sheet Events
On 17 December 2004, the Group announced the sale of 13 hotels, in the United States, Puerto Rico and Canada, to HPT. The total consideration payable by HPT for the sales amounted to $425 million, before transaction costs, equivalent to net book value, of which $395 million was received upon the main completion of the sale on 16 February 2005, with the remaining $30 million to be received upon the completion of the sale of the InterContinental hotel in Austin, expected to be on or around 1 June 2005. The Group will continue to manage the hotels (other than the InterContinental in Puerto Rico) under a 25 year management contract with HPT. The Group has two consecutive options to extend the contracts for 15 years each, giving a total potential contract length of up to 55 years. The InterContinental in Puerto Rico has been leased back to the Group under a 25 year lease with two consecutive options to extend the lease for 15 years each, giving a total potential lease length of up to 55 years.
On 28 February 2005, IHG announced the acquisition by Strategic Hotel Capital, Inc. of 85 per cent. interests in two hotels in the United States. IHG will receive approximately $287 million in cash before transactions costs, based upon a total value for both hotels of $303.5 million, $12 million in excess of net book value. This transaction completed on 1 April 2005. IHG will continue to manage these hotels under a 20 year management contract with three options to extend for a further 10 years each.
On 10 March 2005, IHG announced the sale of 73 hotels in the United Kingdom. The agreed sale price was £1 billion before transaction costs, £22 million below net book value. Receipt of £40 million of the total proceeds has been deferred, contingent upon certain pre-agreed performance targets being reached. This transaction is expected to complete in the second quarter of 2005. IHG will continue to manage 63 of these hotels under a 20 year management contract with two consecutive options to extend the contract for a further five years each. The remaining 10 hotels will be under a temporary management agreement with IHG.

38	Principal Operating Subsidiary Undertakings

As of 31 December 2004 IHG was the beneficial owner of all (unless specified) of the equity share capital, either itself or through subsidiary undertakings, of the following companies.
Corporate activities
Six Continents PLC (note a)
Hotels
InterContinental Hotels Limited
InterContinental Hotels Group Operating Corporation incorporated and operates principally in the United States)
InterContinental Hotels Group Services Company

InterContinental Hotels Group (UK) Limited
Holiday Inn Limited
Soft Drinks
Britannia Soft Drinks Limited (47.5 per cent. Six Continents Investments Limited, 23.75 per cent. Whitbread PLC, 23.75 per cent. Allied Domecq PLC, 5 per cent. PepsiCo Holdings Limited) (note b)
Britvic Soft Drinks Limited (100 per cent. Britannia Soft Drinks Limited)
Robinsons Soft Drinks Limited (100 per cent. Britannia Soft Drinks Limited)

a	Shares held directly by IHG.

b	The Group exercises dominant influence over Britannia Soft Drinks Limited which is, accordingly, treated as a subsidiary undertaking.

c	Unless stated otherwise, companies are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.

d	The Companies listed above include all those which principally affect the amount of profit and assets of the Group.

PART VI ACCOUNTANTS’ REPORT ON THE COMPANY

Ernst & Young LLP
1 More London Place
London SE1 2AF
The Directors,
New InterContinental Hotels Group PLC
67 Alma Road
Windsor
Berkshire
SL4 3HD
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
3 May 2005
Dear Sirs
1      Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 3 May 2005 of New InterContinental Hotels Group PLC (the “Company”) (the “Listing Particulars”).
The Company was incorporated as Hackremco (No.2154) Limited on 21 May 2004 and changed its name to New InterContinental Hotels Group Limited on 24 March 2005. It re-registered under the Companies Act 1985 as a public limited company on 27 April 2005 and changed its name to New InterContinental Hotels Group PLC with effect from that date. The Company has not yet commenced to trade and has not paid or declared a dividend.
Basis of preparation
The financial information set out in paragraphs 2 to 3 is based on the audited financial statements of the Company for the period ended 31 December 2004 to which no adjustments were considered necessary.
Responsibility
Such financial statements are the responsibility of the Directors of the Company who approved their issue.
The Directors of the Company are responsible for the Listing Particulars dated 3 May 2005 in which this report is included.
It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.
Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the non-statutory financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.
We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.
Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.
Opinion
In our opinion, the financial information gives, for the purposes of the Listing Particulars dated 3 May 2005, a true and fair view of the state of affairs of the Company as at 31 December 2004.
2      Balance Sheet

			At
			31 December
	Note		2004

			£
CURRENT ASSETS
Cash at bank and in hand			1

			1

CAPITAL AND RESERVES
Called up share capital	(ii	)	1

Equity shareholders’ funds			1

3      Notes to the Financial Information
(i)     Accounting policies
Basis of preparation
The financial information has been prepared under the historical cost convention.
The accounts are prepared in accordance with applicable United Kingdom accounting standards.
(ii)    Share capital

At
31 December
2004

£
Authorised
100 ordinary shares of £1 each	100

100

Allotted, called up and fully paid	£
1 ordinary share of £1 each	1

1

The Company was incorporated as Hackremco (No. 2154) Limited on 21 May 2004. On 24 March 2005 the Company changed its name to New InterContinental Hotels Group Limited. It re-registered under the Companies Act 1985 as a public limited company on 27 April 2005 and changed its name to New InterContinental Hotels Group PLC with effect from that date. On incorporation, the Company had an authorised share capital of £100, divided into 100 New Ordinary Shares of £1 each. Of such shares, one New Ordinary Share was taken by the subscriber to the memorandum of association and was paid up in full in cash. On 21 April 2005 the subscriber’s New Ordinary Share was transferred to a partner at

Linklaters (the Company’s English law advisers). Since incorporation, there have been the following changes to the authorised and issued share capital:

•	on 21 April 2005 the authorised share capital was increased from £100 to £50,100 by the creation of one Redeemable Preference Share of £50,000; and

•	on 21 April 2005 the Redeemable Preference Share so created was allotted and treated as paid up in full. Further details of the rights and restrictions attaching to the Redeemable Preference Share are contained in paragraph 4.3 of Part VIII of the Listing Particulars.

•	on 26 April 2005 an additional £1 New Ordinary Share was issued for cash to a partner at Linklaters (the Company’s English law advisers).
The Company intends to redeem the Redeemable Preference Share shortly after completion of the scheme of arrangement of InterContinental Hotels Group PLC (“IHG”) referred to below.
(iii)   Scheme of arrangement and capital reorganisation

•	Following the cancellation of IHG’s Existing Ordinary Shares, the issued share capital of IHG will be restored to its former amount by the application of the whole of the reserve arising in the books of IHG from the cancellation to issue shares of an equivalent nominal amount to the Company and/or its nominees; and

•	by way of a court approved reduction of capital, the share capital of the Company will be reduced to create distributable reserves of approximately £2.7 billion by decreasing the nominal amount of each New Ordinary Share issued by the Company pursuant to the scheme of arrangement from £6.25 to 10 pence.
On 10 March 2005 the directors of IHG announced their intention to return approximately £1 billion to shareholders by way of a capital reorganisation (by means of a scheme of arrangement under section 425 of the Companies Act 1985) and the establishment of a new holding company for the Group. The proposals include the following events:

•	The establishment of a new holding company, the Company;

•	The introduction of the Company as the new holding company for the InterContinental Hotels Group. The Company will acquire IHG shares in exchange for the issue by the Company of 11 New Ordinary Shares of £1.65 each and £24.75 in cash for every 15 Existing Ordinary Shares of IHG; and

•	The Existing Ordinary Shares will be cancelled.
Yours faithfully
Ernst & Young LLP

PART VII UNAUDITED PRO FORMA FINANCIAL INFORMATION

Ernst & Young LLP
1 More London Place
London SE1 2AF
The Directors,
New InterContinental Hotels Group PLC (the “Company” or “New IHG”)
67 Alma Road
Windsor
Berkshire
SL4 3HD
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
3 May 2005
Dear sirs

We report on the pro forma financial information set out in Part VII of the Listing Particulars of the Company dated 3 May 2005, which has been prepared, for illustrative purposes only, to provide information about how the completed hotel disposals and the proposed return of approximately £1 billion might have affected the financial information presented.
Responsibility
It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the “Listing Rules”).
It is our responsibility to form an opinion, as required by paragraph 12.35 of the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.
Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Accounting Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.
Opinion
In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.
Yours faithfully
Ernst & Young LLP

New IHG Group
Unaudited Pro Forma Combined Financial Information

The following unaudited pro forma net asset statement of New IHG Group has been prepared to show the effect of the completed hotel disposals and the proposed return of approximately £1 billion on the combined net assets of the New IHG Group as if both had occurred on 31 December 2004. The unaudited pro forma financial information should be read in conjunction with “Part V: Comparative Table on IHG and its Subsidiaries” and the Accountants’ Report on the Company, as set out in Part VI of this document. The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of:

•	New IHG Group’s financial position had the proposed return occurred or the hotels disposals been completed at that date; or

•	the results of operations of the New IHG Group for any future period, or its financial condition at any future date.

	New IHG	Group	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	New IHG

	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)	Note (f)	Note (g)	Pro forma

				(£m)
Fixed Assets
Intangible fixed assets		142	—	—	—	—	—	142
Tangible fixed assets		3,776	(1,484)	—	—	—	—	2,292
Fixed asset investments		99	8	—	—	—	—	107

		4,017	(1,476)	—	—	—	—	2,541
Current Assets
Stocks		42	(2)	—	—	—	—	40
Debtors		556	(11)	—	—	—	—	545
Investments		116	(1)	—	—	—	—	115
Cash at bank and in hand		43	1,306	(995)	—	—	(123)	231

		757	1,292	(995)	—	—	(123)	931
Creditors: due within one year		(1,013)	56	—	(4)	—	—	(961)

Net current liabilities		(256)	1,348	—	(4)	—	(123)	(30)
Total assets less current liabilities		3,761	(128)	(995)	(4)	—	(123)	2,511
Creditors: due after one year		(1,252)	—	—	—	—	—	(1,252)
Provisions for liabilities and charges		(382)	131	—	—	—	—	(251)
Minority equity interests		(150)	—	—	—	—	—	(150)

NET ASSETS		1,977	3	(995)	(4)	—	(123)	858

Capital and reserves
Called up share capital		697	—	2,090	—	(2,721)	(22)	44
Other reserves		1,447	—	(2,090)	—	—	22	(621)
Profit and Loss account		(167)	3	(995)	(4)	2,721	(123)	1,435

Shareholders’ funds		1,977	3	(995)	(4)	—	(123)	858

(a)	The audited balance sheet of New IHG as at 31 December 2004 is extracted without material adjustment from the Accountants’ Report for the Company set out in Part VI of the Listing Particulars.

(b)	The group balance sheet of IHG is extracted without material adjustment from the audited published consolidated results of IHG for the year ended 31 December 2004 in paragraph 1 of Part V of the Listing Particulars.

(c)	Proceeds and relevant adjustments, reflecting assets and liabilities on the disposal of hotel assets including the UK Hotels Disposal, which will on completion provide funds available for return to shareholders.

(d)	Issue of shares by New IHG pursuant to the Scheme. Under the Scheme shareholders of IHG receive 11 shares in New IHG for every 15 shares in IHG plus £1.65 per Existing Ordinary Share. To satisfy the share for share exchange, approximately

442 million New IHG shares will be issued fully paid with a nominal value of £6.25 each. This has the effect of increasing the issued share capital of New IHG Group and reducing other Group non-distributable reserves respectively by £2,090 million. The principles of merger accounting have been applied within these adjustments.

(e)	Transaction expenses of £4 million are accounted for as falling due within one year.

(f)	The New IHG reduction of capital is then effected to reduce the nominal value of each issued and unissued New IHG ordinary share from £6.25 to 10 pence as detailed in Part III of the Listing Particulars. The total of the New IHG reduction of capital is taken to distributable reserves.

(g)	These adjustments reflect share buy backs of 19.5 million shares (with a nominal value of £22 million) made by IHG between 1 January 2005 and 25 April 2005 at a cost of £123 million as part of the on-market share repurchase programme of £250 million which commenced in December 2004. The shares have been cancelled and an amount equivalent to the nominal value has been credited to the capital redemption reserve.

(h)	No adjustments have been made to reflect any trading or other transactions since 1 January 2005 other than those described above.

PART VIII
ADDITIONAL INFORMATION
1      Introduction
The Directors, whose names appear on page 4 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of such persons (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
2      Incorporation and Registered Office

2.1	The Company was incorporated and registered in England and Wales with registered number 5134420 on 21 May 2004 as a private limited company under the Companies Act with the name Hackremco (No.2154) Limited. It changed its name to New InterContinental Hotels Group Limited on 24 March 2005. It re-registered under the Companies Act as a public limited company on 27 April 2005 and changed its name to New InterContinental Hotels Group PLC with effect from that date. Its registered and head office is 67 Alma Road, Windsor, Berkshire SL4 3HD.

2.2	The Company has not traded since its incorporation. On 21 April 2005 it changed its accounting reference date to 31 December and shortened its first accounting period to 31 December 2004. Ernst & Young LLP, whose address is 1 More London Place, London SE1 2AF, have audited the accounts of the Company for the period to 31 December 2004 and have been the only auditors of the Company since its incorporation.

2.3	The Company expects to hold its first annual general meeting prior to the Scheme Effective Time in order to align the dates for the Company’s annual general meetings with those on which IHG annual general meetings are ordinarily held. At that meeting, the Company will put in place the various authorities and approvals that IHG has in place following its annual general meeting to be held on 1 June 2005. It is proposed that at the Company’s annual general meeting, the Company will pass a special resolution, conditional upon IHG having changed its name to InterContinental Hotels PLC, to adopt the name “InterContinental Hotels Group PLC” with effect from the date of Admission.

2.4	It is expected that the Company’s register of members will be kept by the Registrar from the Scheme Effective Time.
3      Share and Loan Capital

3.1	On incorporation, the Company had an authorised share capital of £100, divided into 100 New Ordinary Shares of £1 each. Of such shares, one ordinary share was taken by the subscriber to the memorandum of association and was paid up in full in cash. On 21 April 2005 the subscriber’s ordinary share of £1 was transferred to a partner at Linklaters (the Company’s English law advisers).

3.2	Since incorporation, there have been the following changes in the authorised and issued share capital of the Company:

3.2.1	on 21 April 2005 the authorised share capital was increased from £100 to £50,100 by the creation of one Redeemable Preference Share of £50,000;

3.2.2	on 21 April 2005 the Redeemable Preference Share so created was allotted to a partner at Linklaters (the Company’s English law advisers) and treated as paid up in full. Further details of the rights and restrictions attaching to the Redeemable Preference Share are contained in paragraph 4.3 of this Part VIII below;

3.2.3	on 26 April 2005 an additional £1 ordinary share was issued for cash to a partner at Linklaters, the Company’s English law advisers.

The Company intends to redeem the Redeemable Preference Share as soon as reasonably practicable following the Return.

3.3	Accordingly, as at the date of this document, the authorised and issued share capital of the Company is as follows:

	Authorised		Issued and paid

		Nominal		Nominal
Class	Number	Value	Number	Value

Ordinary Shares	100	£100	2	£2
Redeemable Preference Shares	1	£50,000	1	£50,000

3.4	Prior to the Scheme Effective Time it is proposed that various resolutions will be passed and the Articles be adopted (inter alia):

(a)	to increase the authorised share capital of the Company to £10,000,050,000 by the creation of 9,999,999,900 additional ordinary shares;

(b)	to effect a sub-division and consolidation of ordinary share capital so that the nominal value of the New Ordinary Shares to be allotted and issued pursuant to the Scheme is £6.25 per share;

(c)	so that the Company Reduction of Capital (conditional upon the New Ordinary Shares being issued pursuant to the Scheme) is effected by reducing the nominal value of each New Ordinary Share issued pursuant to the Scheme from £6.25 to 10 pence with the amount reduced being taken to reserves;

(d)	so that the Directors will be authorised, in accordance with section 80 of the Companies Act, so as (i) to issue the New Ordinary Shares to be issued on the Scheme becoming effective and (ii) to allot relevant securities (as defined in that section) not exceeding in number more than 33 1/3 per cent. of the New Ordinary Shares expected to be in issue at Admission;

(e)	so that the Directors will further be authorised, pursuant to section 95 of the Companies Act, so as (i) to enable them to issue the New Ordinary Shares to be issued on the Scheme becoming effective, and (ii) to enable them to allot equity securities (as defined in section 94 of the Companies Act) and to sell treasury shares for cash as if section 89(1) of the Companies Act did not apply to any such allotment or sale but such power will be limited to (A) the allotment or sale of equity securities pursuant to a rights issue or (B) the allotment or sale (otherwise than pursuant to (A)) of equity securities not exceeding in number more than five per cent. of the New Ordinary Shares expected to be in issue at Admission; and

(f)	so that, subject to certain conditions, the Directors will further be authorised, pursuant to section 166 of the Companies Act, to make market purchases (as defined in section 163 of the Companies Act) of New Ordinary Shares provided that the maximum number of New Ordinary Shares which may be purchased will not exceed 14.99 per cent. of the New Ordinary Shares in issue as at Admission.

3.5	The New Ordinary Shares will, when issued, be in registered form and will be capable of being held in certificated or uncertificated form. No temporary documents of title have been or will be issued in respect of the New Ordinary Shares.

3.6	The New Ordinary Shares and the Redeemable Preference Share have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

3.7	No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of the Company.

3.8	The Redeemable Preference Share will be in registered form but will not be listed or traded and will carry no rights to vote (other than at any meeting of their class).

3.9	Options under the InterContinental Hotels Group Sharesave Plan and InterContinental Hotels Group Executive Share Option Plan will be automatically exchanged for options over New Ordinary Shares with effect from the Scheme Effective Time. It is also intended that awards under the InterContinental Hotels Group Performance Restricted Share Plan and the InterContinental Hotels Group Short Term Deferred Incentive Plan will also be exchanged for equivalent awards over New Ordinary Shares. The number of Existing Ordinary Shares subject to these options and awards is set out in paragraph 3.13 below.

3.10	As at 29 April 2005 (the latest practicable date prior to the publication of this document), the authorised and issued share capital of IHG was as follows:

	Authorised		Issued and paid

		Nominal		Nominal
Class	Number	Value	Number	Value

Ordinary Shares	8,928,571,428	112 pence	603,293,788	112 pence
Ordinary Shares	50,000	100 pence	0	100 pence

3.11	Under the Scheme, or otherwise prior to the Court Hearing in respect of the Company Reduction of Capital, the Company will issue New Ordinary Shares, credited as fully paid, to IHG Shareholders on the basis of 11 New Ordinary Shares for every 15 Existing Ordinary Shares and £1.65 per Existing Ordinary Share, in each case, as held at the Scheme Record Time. Based on the issued share capital of IHG on 29 April 2005, the authorised, issued and fully paid share capital of the Company as it will be immediately following Admission is expected to be as set out below.

	Authorised		Issued and fully paid

		Nominal		Nominal
Class	Number	Value	Number	Value

New Ordinary Shares	1,600,000,000	£10,000,000,000	442,415,444	£2,765,096,525
Redeemable Preference Share	1	£50,000	1	£50,000

Under the Company Reduction of Capital, the nominal value of each New Ordinary Share will be decreased from £6.25 to 10 pence.

3.12	Save as disclosed in this paragraph 3, at the date of this document:

3.11.1	there has been no issue of shares or loan capital of the Company since its incorporation; and

3.11.2	no share or loan capital of the Company is under option or agreed to be put under option.

At the date of this document the Company has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of the Company for cash or other consideration.

3.13	As at 25 April 2005 (the latest practicable date prior to the publication of this document), options and awards were outstanding over the numbers of Existing Ordinary Shares specified below under the IHG Share Schemes specified below:

	Number of
	Existing		Range of Option	Exercise
	Ordinary		Exercise Prices	Period/ Vesting
Name of Scheme	Shares	Date of Grant/ Award	(pence)	Date(s)

InterContinental Hotels Group Executive Share Option Plan	11,724,825	15 May 2003	308.48 to 593.29	Up to October 2012
InterContinental Hotels Group Executive Share Option Plan	6,882,014	30 May 2003	438.00	May 2006 to May 2013
InterContinental Hotels Group Executive Share Option Plan	147,614	18 September 2003	491.75	September 2006 to September 2013
InterContinental Hotels Group Executive Share Option Plan	6,774,410	1 April 2004	494.17	April 2007 to April 2014

	Number of
	Existing		Range of Option	Exercise
	Ordinary		Exercise Prices	Period/ Vesting
Name of Scheme	Shares	Date of Grant/ Award	(pence)	Date(s)

InterContinental Hotels Group Executive Share Option Plan	2,104,570	4 April 2005	619.83	April 2008 to April 2015
InterContinental Hotels Group Sharesave Plan	1,209,633	19 December 2003	420.50	March 2007 to March 2009
InterContinental Hotels Group Performance Restricted Share Plan	5,914,246	18 June 2003, 24 June 2004 and 1 April 2005	N/A	March 2006 to March 2007
InterContinental Hotels Group Short Term Deferred Incentive Plan	804,165	15 April 2003 to 16 March 2005	N/A	June 2005 to April 2008

No consideration was payable in respect of the granting of any of the options or awards referred to in the above table.

4	Memorandum and Articles of Association

The following summarises material rights of holders of New Ordinary Shares and the Redeemable Preference Share under the Company’s proposed Articles (which are expected to be adopted prior to the Scheme Effective Time) and English law.

4.1	Principal Objects
The principal objects set out in clause 4 of the Company’s memorandum of association include the acquisition of certain predecessor companies and the carrying on of business as an investment holding company, carrying on the business of dealing in commodities, operating hotels and restaurants, and manufacturing and distributing soft drinks as well as carrying on any other business which the Directors may judge capable of enhancing the value of the Company’s assets. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

4.2	Directors

4.2.1	Directors’ interests
Subject to the Statutes, and provided that he has disclosed to the Directors the nature and extent of his interest, a Director:

(a)	may be a party to, or otherwise interested in, any contract, transaction or arrangement in which the Company is interested;

(b)	may be a director, officer or employee of, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested;

(c)	may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company and be remunerated; and

(d)	will not, unless otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration.

4.2.2	Voting restrictions of Directors
Under the Articles, a Director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of or by the Company in which he is entitled to participate, (d) concerning another body corporate in which the Director is beneficially interested in less than 1 per cent. of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the Director will share equally with other employees and (f) relating to liability insurance that the Company proposes to maintain or purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (or officers) of the Company, indemnities in favour of Directors, the funding of expenditure by a Director on defending proceedings against him, or doing anything to enable a Director to avoid incurring such expenditure.

In the absence of an independent quorum, the Directors are not competent to vote compensation to themselves or any members of their body.

4.2.3	Directors’ fees
Directors’ fees are determined by the Directors except that, other than in respect of those who hold executive office or are employees of the Company or any subsidiary, they may not exceed £1,000,000 per annum in aggregate or such other sum as may be determined by ordinary resolution of Shareholders. Any Director who holds any executive office (including the office of Chairman, Deputy Chairman or Vice Chairman), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

4.2.4	Borrowing powers of Directors

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to three times the share capital and consolidated reserves of the Company, unless sanctioned by a previous ordinary resolution of the Company.

4.2.5	Age limit of Directors
Any Director attaining 70 years of age shall retire at the next Annual General Meeting. Such a Director may be reappointed but shall again retire (and be eligible for reappointment) at each subsequent Annual General Meeting.

4.2.6	Holding of shares
Directors are not required to hold any shares in the Company by way of qualification.

4.3	Rights Attaching to Shares

Under English law, dividends are payable on New Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of New Ordinary Shares are entitled to receive such dividends as may be declared by the Shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.
The board of Directors may pay shareholders such fixed dividends on any class of shares carrying a fixed dividend to be payable on fixed dates or interim dividends as appears to them to be justified by the Company’s profits. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the payment of dividends on any other class of shares having rights ranking equally with or behind those shares. If recommended by the Directors and directed by an ordinary resolution of the Company’s Shareholders, the Board must also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

Any dividend unclaimed after six years from the date the dividend was declared will be forfeited and will revert to the Company.
The Redeemable Preference Share does not carry any rights to receive dividends nor to participate in the profits of the Company. Upon a return of assets in a winding up, the Redeemable Preference Share entitles its holders to repayment in full of the amount paid up on such share prior to the distribution of assets available for distribution among members to any of the Company’s Shareholders. The holder of the Redeemable Preference Share is not entitled to receive notice or attend and vote at any general meeting of the Company unless a resolution is proposed to wind up the Company or to vary, modify, alter or abrogate the rights of such shares.
The terms of the Redeemable Preference Share provide that the Company can redeem it at any time specified by either the Directors or the holder of such share provided that if the Company is unable (in compliance with the provisions of the Companies Act) to redeem the share on the date so specified, the Company must redeem the Redeemable Preference Share as soon as it can do so in compliance with the provisions of the Companies Act.

4.4	Voting Rights
Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every member who is entitled to vote who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every member who is entitled to vote who is present in person or by proxy has one vote for every share of which he is the holder.
A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.
The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

4.5	Variation of Rights
If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

4.6	Alteration of Share Capital
The Company may by ordinary resolution:

4.6.1	increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

4.6.2	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

4.6.3	cancel any shares which, at the date of the passing of the resolution, have not been subscribed, or agreed to be subscribed, by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

4.6.4	sub-divide its shares, or any of them, into shares of smaller nominal value than is fixed by the memorandum of association and the resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have such preferred or other special rights, or may have such deferred rights, or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

Subject to the Statutes, the Company may purchase any of its own shares (including any redeemable shares).
Subject to the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

4.7	Issue of Shares

Pursuant to and in accordance with section 80 of the Companies Act, the Directors are generally and unconditionally authorised to exercise, for each Allotment Period, all the Company’s powers to allot (with or without conferring a right of renunciation), and to make offers or agreements to allot, relevant securities up to an amount not exceeding in number more than 33 1/3 per cent. of the New Ordinary Shares expected to be in issue at Admission.

4.8	Rights on a Winding up
Except as the Shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

4.8.1	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

4.8.2	subject to any special rights attaching to any class of shares is to be distributed among the holders of New Ordinary Shares according to the amounts paid up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the Shareholders, divide among the Shareholders the whole or any part of the Company’s assets in kind.

4.9	Limitations on Voting and Shareholding
There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote New Ordinary Shares or Company ADRs, other than the limitations that would generally apply to all Shareholders.

4.10	Transfer of Shares

Shares in the Company may either be in certificated or uncertificated form. Certificated shares may be transferred in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. Transfers of uncertificated shares may be effected by means of a relevant system.
The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine and either generally or in respect of any class of shares except that, in respect of any shares which are participating securities, the Register of Members shall not be closed without the consent of CRESTCo. The Register of Members shall not be closed for more than 30 days in any year.
The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless the instrument of transfer is in respect of only one class of share and is lodged (duly stamped if required) at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer, provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.
The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.
The Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.
4.11  Restrictions where s.212 notice not complied with
No person may, unless the Directors otherwise determine, attend or vote at any shareholders’ meeting if he or any person appearing to be interested in shares has been duly served with a notice under section 212 of the Companies Act (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to the Company the information required. In addition, the Directors may in their absolute discretion, by notice to a holder in default of 0.25 per cent. or more of the issued shares of a relevant class, direct that:

4.11.1	any dividend or other money which would otherwise be payable on the shares will be retained by the Company without any liability for interest and the shareholder will not be entitled to elect to receive shares in lieu of dividend; and/or

4.11.2	transfers of the shares will not be registered unless the transfer is an approved transfer, or the member himself is not in default.

4.12	Notices to overseas shareholders
A shareholder who has no registered address within the United Kingdom and has not supplied to the Company an address within the United Kingdom for the service of notices will not be entitled to receive notices from the Company.

4.13	Overriding Provisions
The following provisions apply if and for so long as the Company holds any class of security of Six Continents Hotels Inc.

4.13.1	The Directors may at any time serve a notice upon any member requiring him to furnish information and supporting evidence, for the purpose of determining:

(i)	whether such member is a party to an agreement or arrangement where any of the shares held by him are to be voted in accordance with some other person’s instructions; or

(ii)	whether such member and/or any other person who has an interest in any shares held by such member is a Disqualified Person.

The Directors may serve on such member a further notice if such information is not furnished within a reasonable period or is unsatisfactory. Such member will not be entitled to receive notice of, or to attend or vote at, any general meeting of the Company or meeting of the holders of any class of shares except in respect of those shares held by a member which have been established not to be shares in which a Disqualified Person has an interest.

4.13.2	If any person is determined to be a Disqualified Person, the Directors can serve a written notice (a “Disposal Notice”) on those having an interest in the Relevant Shares, calling for a Required Disposal to be made within 21 days or other period as the Directors consider reasonable. If a Disposal Notice is not complied with to the satisfaction of the Directors, the Directors can sell the shares comprised in such Disposal Notice in accordance with the Articles.

4.13.3	If any person is determined by the Directors to be a Disqualified Person the Directors can serve written notice on that person of such fact specifying that the said person is not entitled to receive notice of, or to attend or vote at, any general meeting of the Company or meeting of the holders of any class of shares.

4.13.4	No person is capable of being appointed or continuing as a Director if, in the opinion of the Directors, his directorship of the Company may result in the loss, or the failure to secure the reinstatement, of any licence or franchise from any US governmental agency held by Six Continents Hotels Inc.

5	Directors

5.1	The Directors of the Company upon Admission will be as follows:

Directors

David Webster	(Non-Executive Chairman)
Andrew Cosslett	(Chief Executive)
Richard Solomons	(Finance Director)
Richard Hartman	(Executive Director)
Stevan Porter	(Executive Director)
David Kappler	(Non-Executive Director)
Ralph Kugler	(Non-Executive Director)
Robert C. Larson	(Non-Executive Director)
David Prosser	(Non-Executive Director)
Sir Howard Stringer	(Non-Executive Director)

Details of the Company’s senior management are set out under paragraph 9 “Senior Management” in Part II, “The Group Business Description”. The business address of each of the Directors and the Company Secretary of the Company is 67 Alma Road, Windsor, Berkshire SL4 3HD.

5.2	Directors’ Interests
The interests of the Directors in the share capital of IHG and the Company are set out in this paragraph 5.2. On the Scheme becoming effective, the Directors will have interests in New Ordinary Shares arising pursuant to their interests in Existing Ordinary Shares under the IHG Share Schemes as described at paragraph 3.13 as a result of the exchange of their existing options and awards for equivalent options and awards over New Ordinary Shares.

Upon Admission, the Directors and their immediate families are expected to have the beneficial interests in New Ordinary Shares shown in the tables below based on their interests as at 29 April 2005 (the latest practicable date prior to publication of this document) in (and including options and awards over) Existing Ordinary Shares, such interests being those: (a) which are required to be notified by each Director pursuant to section 324 or 328 of the Companies Act; or (b) which are required, pursuant to section 325 of the Companies Act, to be shown by the Register of Directors’ interests maintained under section 325 of the Companies Act, or which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director:
Beneficial interests

	Number of Existing		Number of New
Directors of the Company	Ordinary Shares		Ordinary Shares(1)

David Webster	13,395		9,823
Andrew Cosslett	10,000		7,333
Richard Solomons	55,009		40,339
Richard Hartman	95,615		70,117
Stevan Porter	88,077		64,589
David Kappler	2,602		1,908
Ralph Kugler	892		654
Robert C. Larson	10,714	(2)	7,856	(2)
David Prosser	4,464		3,273
Sir Howard Stringer	7,566		5,548

Notes:

(1)	The numbers of New Ordinary Shares in the above table do not include New Ordinary Shares which will be held by the trustee of the InterContinental Hotels Group Employee Share Ownership Plan in which each Executive Director is technically interested.

(2)	Held in the form of ADRs.
The interests of the Directors amount in total to 288,334 Existing Ordinary Shares representing approximately 0.05 per cent. of the issued share capital of IHG as at 29 April 2005 (being the latest practicable date prior to the publication of this document).

The InterContinental Hotels Group Executive Share Option Plan, and the InterContinental Hotels Group Sharesave Plan

			Number of	Option Price
	Dates of Grant		Existing	(pence)(2)		Expiry Dates
			Ordinary
Directors of the Company	From	to	Shares(1)	From	to	From	to

Andrew Cosslett	4 April 2005	4 April 2005	157,300	619.83	619.83	4 April 2015	4 April 2015
Richard Solomons	4 September 1996	4 April 2005	931,910	308.48	619.83	4 September 2006	4 April 2015
Richard Hartman	10 February 2000	4 April 2005	952,832	349.13	619.83	10 February 2010	4 April 2015
Stevan Porter	19 June 2002	4 April 2005	754,689	409.36	619.83	19 June 2012	4 April 2015

Notes:

(1)	Upon Admission the number of New Ordinary Shares under the options shown in the above table will be the same as the number of Existing Ordinary Shares shown.

(2)	The option prices shown in the above table are prices per Existing Ordinary Share and will be unchanged upon Admission.
The InterContinental Hotels Group Performance Restricted Share Plan and the InterContinental Hotels Group Short Term Deferred Incentive Plan

		Year of Conditional			Year of
		awards		Maximum number	Release
				of Existing
Directors of the Company	Plan	From	To	Ordinary Shares(1)	From	To

Andrew Cosslett	PRSP	2005	2005	204,648	2006	2007
	STDIP	2005	2005	79,832	2006	2007
Richard Solomons	PRSP	2003	2004	310,150	2006	2007
	STDIP	2005	2005	87,061	2006	2008
Richard Hartman	PRSP	2003	2004	333,030	2006	2007
	STDIP	2005	2005	88,341	2006	2008
Stevan Porter	PRSP	2003	2004	313,000	2006	2007
	STDIP	2005	2005	80,934	2006	2008

Note:	Upon Admission the number of New Ordinary Shares under the awards shown in the above table will be the same as the number of Existing Ordinary Shares shown.
In addition, the above Directors are technically interested in 2,831,979 Existing Ordinary Shares held in the InterContinental Hotels Group Employee Share Ownership Plan as at 29 April 2005.
Directors who are participants in the IHG Employee Share Schemes will be treated in the same manner as other participants in those schemes. On the Scheme becoming effective, the Directors will have interests in New Ordinary Shares arising pursuant to their interests in Existing Ordinary Shares under the IHG Employee Share Schemes as a result of the exchange of their existing options and awards for equivalent options and awards over New Ordinary Shares.
Save as set out in the tables above, no Director nor any person connected with a Director as aforesaid has as at 29 April 2005 (the latest practicable date prior to publication of this document), or is expected to have upon Admission, any interest (beneficial or non-beneficial) in the share capital or any other securities of IHG or the Company.

No Director has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or its conditions or significant to the business of the Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

5.3	Loans
There are no outstanding loans granted by any member of the Group to any of the Directors nor has any guarantee been provided by any member of the Group for the benefit of any Director.

5.4	Directors’ other Directorships

The details of those companies and partnerships outside the Group of which the Directors are currently a director, or have been directors or partners at any time during the five years prior to the date of this document are as follows:

Name of Director	Current directorships and partnerships	Previous directorships and partnerships

David Webster	Makinson Cowell Ltd Road Maintenance Ridgeway Ltd	Lockers Park School Trust Limited Reed Elsevier Group PLC Safeway plc The Scottish Business Achievement Award Trust Limited

Andrew Cosslett	Duchy Originals Limited	Cadbury Limited Cadbury Trebor Bassett Services Limited The Biscuit, Cake, Chocolate and Confectionery Association The Lion Confectionery Co. Limited Trebor Bassett Limited

Richard Solomons	—	—

Richard Hartman	—	—

Stevan Porter	—	—

David Kappler	Dr Pepper/ Seven Up Bottling Group Inc. HMV Group plc Premier Foods Plc Shire Pharmaceuticals Group Plc	Cadbury Schweppes plc Camelot Group plc

Ralph Kugler	—	—

Robert C. Larson	Atria Senior Living Group Inc Commonwealth Atlantic Properties, Inc
Destination Europe Limited
DP Operating Partnership, L.P.
Larson Realty Group
Lazard Frères & Co. LLC
Lazard Frères Real Estate Investors, LLC
United Dominion Realty Trust, Inc.	American Apartment
Communities III, Inc.
ARV Assisted Living, Inc.
Brandywine Realty Trust
Cliveden Limited
Greater Downtown Partnership Inc (Detroit)
Lifestyle Furnishings Inc.
Taubman Centers, Inc.
Taubman Realty Group

David Prosser	Epsom Downs Racecourse Ltd Financial Services Skills Council Legal & General Group Plc Pippbrook Developments Limited The Royal Automobile Club Limited	Gothic Barns Management Company Limited Gresham Insurance Company Limited Legal & General America, Inc.

Sir Howard Stringer	American Film Institute Board of Trustees Sony Corporation Sony Corporation of America	Applied Graphics Technologies Inc. Loews Cineplex

5.5	Other Matters

As at the date of this document, the Directors have (i) no unspent convictions relating to indictable offences, (ii) have had no bankruptcies or individual voluntary arrangements, (iii) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company, (iv) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or voluntary arrangements of such partnership, (v) have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership, (vi) have not had any of their assets subject to any receivership, and (vii) have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

6	Substantial Interests

Insofar as is known to the Company as at 29 April 2005 (being the latest practicable date prior to the publication of this document), the following persons, directly or indirectly, (a) have the following beneficial interests in three per cent. or more of the issued ordinary share capital of IHG and (b) upon the Scheme becoming effective, are expected to have the following beneficial interests in three per cent. or more of the issued share capital of the Company immediately after Admission:

	Current holding	Number of New	Percentage of
	of Existing	Ordinary Shares	Issued Share
Name	Ordinary Shares	upon Admission	Capital

Lloyds TSB Group Plc	26,773,575	19,633,955	4.44 per cent.
Legal & General Group Plc	24,233,225	17,771,031	4.02 per cent.
Barclays PLC	20,246,584	14,847,494	3.36 per cent.
AXA SA	18,121,201	13,288,880	3.00 per cent.

Note:	The number of shares stated to be beneficially held by Legal & General Group Plc (and its subsidiaries) is derived from the number of shares notified to IHG by Legal & General Group Plc, as adjusted to take account of a subsequent 25 for 28 share consolidation.

The Company is not aware of any person who, prior to implementation of the Scheme, directly or indirectly, jointly or severally, exercises or could exercise control over IHG or, following implementation of the Scheme, could so exercise control over the Company.

7	Directors’ Service Agreements and Remuneration

7.1	Compensation

In the financial year 2004, the aggregate compensation (including pension contributions, bonuses and awards under the long-term incentive plans) of the Directors was £3,566,563, as compensation in their previous positions with IHG (calculated, where relevant, at the following rates of exchange: £1 = US$1.9; £1 = €1.41; and £1 = AUS$2.437166).

7.2	Executive Directors’ Service Agreements

In the financial year 2005, the aggregate basic salaries, and fees where relevant, of the Directors is expected to be £3,876,594 (calculated, where relevant, at the following rates of exchange: £1 = US$1.9; £1 = €1.41; and £1 = AUS$2.437166).

Save for the Directors’ service contracts and appointment letters described below, there are no existing or proposed service contracts between any Director and the Company or any other members of the Group. The definition of “Group” or “Group Company” in paragraphs 7.2 and 7.3 also includes associated companies for the time being of any Group Company. For these purposes, “associated company” means (i) a company having an ordinary share capital of which not less than 10 per cent. is owned directly or indirectly by IHG or, after the Scheme Effective Time, the Company or the relevant employing company, as the case may be, (ii) any other company on behalf of which the Directors carry out duties at the request of IHG or, after the Scheme Effective Time, the Company or the relevant employing company, as the case may be, and (iii) any other company to which any Group Company renders managerial or administrative services in the ordinary course of its business.
The terms and conditions of employment of the Executive Directors are as summarised below.

Name	Title	Employer	Date of	Salary	Leave	Notice Period	Retirement
			Continuous	(per annum)	(days per		Age
			Employment		annum)
			within
			the Group

Andrew Cosslett	Chief Executive	Six Continents PLC	3 February 2005	£650,000	25	21 months decreasing to 12 months* (employer) Six months (employee)	60

Richard Hartman	Managing Director, Europe, Middle East and Africa	Six Continents PLC	19 June 1999	AUS$1,197,500	25	12 months (employer) Six months (employee)	60

Richard Solomons	Finance Director	Six Continents PLC	29 June 1992	£415,000	25	12 months (employer) Six months (employee)	60

Stevan Porter	President, the Americas	Six Continents Hotels, Inc.	5 November 2001	US$750,000	25	12 months (employer) Six months (employee)	None

*	Mr Cosslett entered into a service agreement with an initial notice period of 24 months, reducing month by month to 12 months after his first 12 months of employment with Six Continents PLC.
Each of the Executive Directors is eligible to be considered for a discretionary bonus, determined by the Remuneration Committee and based upon performance goals which include both personal objectives and targets linked to the Group’s financial performance. Each of the UK-based Executive Directors is entitled to life assurance, private healthcare cover, to full pay sick leave and other benefits for a maximum period of 26 weeks of incapacity and to participate in the InterContinental Executive Pension Plan (including the InterContinental Executive Top Up Scheme). Details of outstanding share options which have been granted to Executive Directors and their interests in the share capital of the Company and IHG are set out in paragraph 5.2 of Part VIII of this document. Each of the UK-based Executive Directors is also entitled to be provided with a fully-expensed company car. Mr Porter is entitled to life insurance and private healthcare cover and participates in US retirement benefits arrangements.
Each Executive Director is subject to confidentiality obligations without limitation in time and to obligations for the protection of the Group’s intellectual property rights.
The employment of each Executive Director may be terminated by the relevant employing company or the Executive Director providing written notice as set out in the table which appears above. Six Continents Hotels, Inc. may also terminate Mr Porter’s employment by making a payment in lieu of notice. The UK-based Executive Directors’ employment may also be terminated with six months’ written notice after a certain period of long term sickness leave and subject to the provisions of the pensions arrangements for early retirement due to ill-health being applicable. Mr Porter’s employment with Six Continents Hotels, Inc. may also be terminated with six months’ written notice in the event of disability, upon receipt of a doctor’s certificate.
The service agreement of each of the UK-based Executive Directors is subject to termination by Six Continents PLC without notice if the UK-based Executive Director has committed any material, repeated or continued breach of his obligations or has been guilty of conduct which has brought himself or any Group Company into disrepute or has been declared bankrupt or compounded with his creditors generally. Mr Porter’s service agreement may be terminated by Six Continents Hotels, Inc. without notice in certain circumstances such as a material, repeated or continued violation of his obligations, wilful misconduct, the commission of a felony involving Six Continents Hotels, Inc. or improper or unethical business activity.
No provision for compensation for early termination or for termination following change of control, or for liquidated damages of any kind, are included in any of the Executive Directors’ service agreements.
When notice has been given by either the employer or the Executive Director to terminate his employment, the Executive Director may be excluded from attending his employer’s premises and from communicating with employees, officers, directors, agents or consultants of any Group Company for a period of up to six months (such period being referred to as a garden leave period). Each of the UK-based Executive Directors is also subject to non-compete and non-solicitation of employees obligations for a maximum period of six months following termination of his employment or commencement of the garden leave period, whichever occurs first. Mr Porter is subject to non-compete and non-solicitation of employees, customers and franchisees obligations for a period of six months following termination of his employment with Six Continents Hotels, Inc.
Under the Company’s Articles, the appointment of each Executive Director is subject to re-election at an annual general meeting of the Company at least once every three years.
Each of the Executive Directors has signed a letter of appointment with the Company to act as a director of the Company with effect from Admission. The terms of this appointment are as set out in each Executive Director’s service agreement, so that all references to IHG in such service agreement shall be deemed to be references to the Company.
7.3    Non-Executive Directors’ Letters of Appointment

		Date of
		Appointment
		as Non-
		Executive
		Director of		Fees	Notice Period
Name	Title	IHG		(per annum)	by either party

David Webster	Non-Executive Chairman	15 April 2003	*	£350,000	Six months

David Kappler	Non-Executive Director, Senior Independent Director and Chairman of the Audit Committee	21 June 2004		£80,000	Three months

Ralph Kugler	Non-Executive Director	15 April 2003		£50,000	Three months

Robert C. Larson	Non-Executive Director	15 April 2003		£50,000	Three months

David Prosser	Non-Executive Director and Chairman of the Remuneration Committee	15 April 2003		£65,000	Three months

Sir Howard Stringer	Non-Executive Director	15 April 2003		£50,000	Three months

*	David Webster was appointed as Non-Executive Chairman of IHG on 1 January 2004.
The terms of appointment of the Non-Executive Directors which are set out below will apply with effect from Admission. The appointment of each Non-Executive Director is subject to the Company’s Articles and accordingly, they are subject to re-election at an annual general meeting of the Company at least once every three years. In addition, the appointment of Mr Webster may be terminated by either party with six months’ written notice and the appointment of each of the other Non-Executive Directors may be terminated by either party with three months’ notice save that the appointment of a Non-Executive Director may be terminated by the Company without notice in the event of a breach by such Director of the terms of his appointment.

Each Non-Executive Director is subject to a confidentiality undertaking without limitation in time, must disclose any potential conflict of interest at the earliest opportunity and must not take up a post with any other company in competition with the Company or any Group Company without prior Board approval. Mr Webster is also subject to non-compete and non-solicitation of employees obligations for a maximum period of six months following termination of his appointment.
Mr Webster is provided with a company car and a chauffeur in connection with the performance of his duties. The Non-Executive Directors are also entitled to reimbursement of business expenses. Other than that, none of the Non-Executive Directors is eligible to receive any other remuneration or benefits as consideration for the performance of his duties (including pension, share options and any other incentive arrangements).
No provision for compensation for early termination, for termination following change of control, or for liquidated damages of any kind, are included in any of the Non-Executive Directors’ letters of appointment.
Each of the Non-Executive Directors has signed a letter of appointment with IHG on the same terms as the one which applies to his appointment as a Non-Executive Director of the Company (save that, other than in the case of Mr Webster, his appointment to the board of Directors of IHG could not be terminated other than in accordance with the articles of association of IHG). It is proposed that each of the Non-Executive Directors will resign as a director of IHG with effect from Admission.

8      Employee Share Plans
8.1    The Company’s Employee Share Plans
The Company’s remuneration policy in relation to Executive Directors is designed to:

8.1.1	attract high quality executives in an environment where compensation levels are based on global market practice;

8.1.2	provide appropriate retention strength against loss of key executives;

8.1.3	drive aligned focus and attention to key business initiatives and appropriately reward their achievement;

8.1.4	support equitable treatment between members of the same executive team; and

8.1.5	facilitate global assignments and relocation.
The Company is aware that, as a UK listed company, its incentive arrangements for Executive Directors may be expected to recognise UK investor guidelines. However, given the global nature of the Hotel Business, an appropriate balance needs to be drawn in the design of relevant remuneration packages between domestic and international expectations.
A minimum level of New Ordinary Share ownership will be set for the Executive Directors. This will be three times salary for the chief executive and two times salary for other Executive Directors. It is expected that this requirement will be satisfied by the Directors within five years from Admission although this timeframe may be reviewed. Until the minimum level of New Ordinary Share ownership is satisfied, the Executive Directors should not sell any New Ordinary Shares including New Ordinary Shares arising from the Employee Share Plans (other than to finance the cost of exercising options and any tax liabilities arising from the Employee Share Plans or in exceptional circumstances, for example financial hardship). New Ordinary Shares comprised in the PRSP awards will count towards the minimum level once the awards vest. New Ordinary Shares comprised in the STDIP awards including matching New Ordinary Shares will count towards the minimum level from the date of the awards. Free New Ordinary Shares awarded under the SIP and the Britvic SIP will count towards the minimum level.
The Company’s employee share plans replicate the plans that were established by IHG following extensive consultation with certain major shareholders, subject to minor adjustments to take account of changes in practice since IHG’s admission to listing in 2003. These plans (together, the “Employee Share Plans”) are:

•	the Sharesave Plan (“Sharesave”);

•	the Share Incentive Plan (“SIP”);

•	the US Employee Stock Purchase Plan (“ESPP”);

•	the Executive Share Option Plan (“Option Plan”);

•	the Performance Restricted Share Plan (“PRSP”);

•	the Short Term Deferred Incentive Plan (“STDIP”);

•	the Britvic Share Incentive Plan (“Britvic SIP”); and

•	the Employee Benefit Trust.
The principal terms of the Employee Share Plans are set out below, together with a brief description of options and awards over New Ordinary Shares which will be granted in exchange for options and awards subsisting under the IHG Share Schemes.
Key decisions regarding the Option Plan, the PRSP and the STDIP will be made by the Company’s remuneration committee. The Company’s remuneration committee will consider annually the performance targets relating to these plans to ensure they remain appropriate and stretching. All decisions relating to Executive Directors will be made by the Company’s remuneration committee.
All the Employee Share Plans are subject to the limitation that in any 10-year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be Allocated under them. In addition, the Option Plan, the PRSP and the STDIP are subject to the limitation that in any 5-year period, not more than 5 per cent. of the issued ordinary share capital of the Company may be Allocated under them. These limits include rights to New Ordinary Shares issued in respect of options or awards granted in exchange for options or awards granted under the IHG Share Schemes before Admission, but does not include rights to New Ordinary Shares which have lapsed or been surrendered, or partnership shares Allocated to participants under the SIP and the Britvic SIP. In addition, the Option Plan, the PRSP and the STDIP are subject to the limitation that in any one year period, not more than 1.5 per cent. of the issued ordinary share capital of the Company may be Allocated under them in aggregate. For the purpose of this paragraph, “Allocate” means the grant of a right to acquire unissued New Ordinary Shares, or if there is no grant, the issue and allotment of New Ordinary Shares.
All the Employee Share Plans may be amended by the Directors. However, their basic structure and, in particular, the limits on the number of New Ordinary Shares which may be issued under them, cannot be altered to the advantage of participants without prior shareholder approval. In the case of plans approved by the Inland Revenue, amendments to their key features are subject to the prior approval of the UK Inland Revenue while they retain their approved status.
It is expected that securities offered in the United States to employees under the Employee Share Plans will be registered under the Securities Act.

8.2	Sharesave

8.2.1	Outline
Sharesave will allow savings-related share options to acquire New Ordinary Shares to be granted to eligible employees. Sharesave will be approved by the UK Inland Revenue. The Company may also establish one or more international sharesave plans which will allow options to be granted to employees worldwide on broadly similar terms to those described below.

8.2.2	Eligibility
All Executive Directors and employees of the Company and any participating Group subsidiaries are eligible to participate in Sharesave if they have been employed in the Group for a qualifying period (which will not normally exceed one year). Other employees may be invited to participate on a discretionary basis. When Sharesave is operated, all eligible employees must be invited to participate.

8.2.3	Invitations for grant of options
Invitations will generally only be made within 42 days of the day immediately following the day on which the Company makes an announcement of its results for any period. Options will not be pensionable.

8.2.4	Option price
The option price must not be less than 80 per cent. of the average market value of a New Ordinary Share over the three Business Days before the date of invitation or the market value of a New Ordinary Share on the Business Day before the date of invitation.

8.2.5	Savings contract
Participants are granted options over New Ordinary Shares and must enter into a savings contract to save between £5 and £250 per month by deduction from salary. The number of New Ordinary Shares over which the option is granted is determined by the amount saved (plus any interest or savings bonus).

8.2.6	Exercise of options
Options can normally only be exercised for six months starting three, five or seven years after the start of the savings contract. Options may, however, be exercised early if a participant dies or his employment ends by reason of ill-health, injury, disability, redundancy, retirement or as a result of the sale of the business or company by which he is employed or in the event of a change in control of the Company. If a participant’s employment ends for other reasons, options will normally lapse.

8.2.7	Voting, dividends and other rights
Until options are exercised, optionholders will have no voting rights or dividend rights in respect of New Ordinary Shares under option.
In the event of a variation of the Company’s share capital, the number of shares under option and the option price may be varied subject to the prior approval of the UK Inland Revenue.
New Ordinary Shares allotted under Sharesave will rank pari passu with the existing New Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.

8.3	SIP

8.3.1	Outline
The SIP will allow eligible employees to participate in awards of New Ordinary Shares under a UK Inland Revenue approved share incentive plan. Awards of New Ordinary Shares under the SIP are not pensionable. The Company may also establish one or more international share incentive plans which will allow awards of New Ordinary Shares to be made to employees worldwide on broadly similar terms to those described below.

8.3.2	Eligibility
All employees and Executive Directors of the Company and any participating subsidiaries may participate in the SIP. The Directors may set a qualifying period of service for eligibility for awards of free shares and partnership shares (which must not be more than 18 months to the award date (or six months in the case of partnership shares operated with an accumulation period)). When the SIP is operated, all eligible employees must be invited to participate.

8.3.3	Free Shares
The SIP allows free New Ordinary Shares to be given to employees with a market value of up to £3,000 each year (free shares). The size of the award (if any) of free shares each year will be determined by reference to an eligible employee’s remuneration.
Free shares must be offered to all eligible employees on the same terms, but the number or value of the free shares awarded can vary by reference to the eligible employee’s remuneration, length of service or hours worked.
Free shares will generally only be offered within 42 days of the day immediately following the day on which the Company makes an announcement of its results for any period.
Participants may not generally withdraw free shares from the SIP for three years, and will suffer income tax and possibly national insurance charges if they withdraw them within five years of the award date.

The SIP may require free shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after 50, redundancy, injury or disability, or the sale of his employing company or business.

8.3.4	Partnership Shares
The SIP allows eligible employees to be offered the opportunity to purchase New Ordinary Shares using amounts deducted from their pre-tax salary (partnership shares), subject to a limit of £1,500 per year or 10 per cent. of salary. Participants may stop, re-start or vary their deductions.
The deductions may be used to acquire partnership shares on a monthly basis, or at the end of an accumulation period of up to 12 months. Where an accumulation period is used, the acquisition price is the lower of the market value of a New Ordinary Share at the beginning and end of the accumulation period. No interest is payable on the deductions.
Partnership shares can be withdrawn from the SIP at any time, although there are tax advantages if they are retained in the SIP for five years.

8.3.5	Matching Shares
The SIP allows employees who acquire partnership shares to be awarded additional free New Ordinary Shares (matching shares) on a matching basis, up to a maximum of two matching shares for one partnership share. Employees may not generally withdraw the matching shares from the SIP for a period of between three and five years from the award date, and will suffer income tax and national insurance charges if they withdraw them within five years. The SIP may require matching shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after 50, redundancy, injury or disability, or the sale of his employing company or business. The SIP may also require matching shares to be forfeited if the corresponding partnership shares are withdrawn within a period of up to three years of the award date.

8.3.6	Dividends
The SIP may provide for dividends to be reinvested in further New Ordinary Shares up to certain limits, free of income tax.

8.3.7	Trust
The SIP must operate through a trust, which will acquire New Ordinary Shares by purchase or by subscription and will hold the New Ordinary Shares on behalf of the participants.

8.3.8	Voting and other rights
The participant has all rights attaching to the New Ordinary Shares held under the SIP, including voting rights and dividend rights.

8.4	ESPP

8.4.1	Outline
The ESPP will allow eligible employees resident in the United States an opportunity to acquire Company ADRs or New Ordinary Shares on advantageous terms. The ESPP will comply with Section 423 of the US Internal Revenue Code of 1986, and in particular will specify the maximum number of Company ADRs or New Ordinary Shares that may be issued under the ESPP.

8.4.2	Eligibility
The option to purchase Company ADRs or New Ordinary Shares may be offered only to employees of the Company or to employees of designated subsidiary companies. The ESPP by its terms must offer options to all employees of the participating companies (with certain limited exceptions).

8.4.3	Option price
The option price may not be less than the lesser of either 85 per cent. of the fair market value of a Company ADR or New Ordinary Share on the date of grant or 85 per cent. of the fair market value of a Company ADR or New Ordinary Share on the date of exercise.

8.4.4	Individual limits
No employee can be granted an option under the ESPP if that employee would own, directly or indirectly, 5 per cent. or more of the total combined voting power of all classes of shares of his employing company, its parent company or subsidiary company.
No employee may be granted an option which would permit him to purchase Company ADRs or New Ordinary Shares under all such plans of his employing company and any parent or subsidiary companies that would accrue at a rate which exceeds US$25,000 of the fair market value of such Company ADRs or New Ordinary Shares for each calendar year in which such option is outstanding at any time.

8.4.5	Exercise of options
Options granted under the ESPP must generally be exercised within 27 months from the date of grant. However, if the option price is to be not less than 85 per cent. of the fair market value at the time of exercise, according to the terms of the ESPP, the option may be exercisable up to five years from the date of grant. In certain cases, options may be exercised early on cessation of employment or on the change in control of the Company.

8.4.6	Voting rights, dividends and other rights
Until options are exercised, optionholders will have no voting rights or dividend rights in respect of Company ADRs or New Ordinary Shares under option.
In the event of a variation of the Company’s share capital, the number of shares under option and the option price may be varied.
Company ADRs or New Ordinary Shares issued under the ESPP will rank pari passu with the existing Company ADRs or New Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.

8.5	Option Plan

8.5.1	Outline
The Option Plan will allow options to acquire New Ordinary Shares to be granted to eligible employees worldwide. Part of the Option Plan will be approved by the UK Inland Revenue. Options granted under the UK Inland Revenue approved part are referred to below as Approved Options.

8.5.2	Eligibility
Options may be granted to any person who is an Executive Director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis and are expected to include initially up to 50 executives and members of senior management, the majority of whom will be working outside the UK. Eligible employees will not normally include Executive Directors or employees who are within two years of their anticipated leaving date.

8.5.3	Grant of options
Options will generally only be granted within 42 days of the day immediately following the day on which the Company makes an announcement of its results for any period. Options will not be pensionable.

8.5.4	Option price
The option price must not be less than the market value of a New Ordinary Share over the three Business Days before the date of grant or the market value of a New Ordinary Share on the Business Day before the date of grant.

8.5.5	Proposed performance condition
Options granted under the Option Plan will be granted subject to a performance condition on exercise.
The performance condition will be measured over a three-year performance period. Options will only become exercisable in full if the Company’s EPS exceeds growth in the RPI by at least five percentage points per annum on average over the performance period.
If the Company’s EPS growth over the performance period exceeds the growth in RPI by four percentage points per annum on average over the performance period, two thirds of the New Ordinary Shares under option will become exercisable. One third of the New Ordinary Shares under option will become exercisable for EPS growth exceeding RPI by at least three percentage points per annum on average over the performance period. If the performance condition is not met over the three-year performance period the option is not exercisable at all.

8.5.6	Individual limits
The maximum value of New Ordinary Shares over which options may be granted to an employee in any year is three times annual salary in the case of an employee who is a Director of the Company, and four times annual salary in the case of other employees. In determining the level of options to be granted to each employee within this maximum limit, the Company will take into account the level of awards to be made to the same employee under the PRSP (described in paragraph 8.6 below).
The grant of options is restricted so that in each year the aggregate of (i) 20 per cent. of the market value of the New Ordinary Shares over which an option is granted under the Option Plan, and (ii) 33 per cent. of the market value of the New Ordinary Shares over which an award is made under the PRSP, will not exceed 130 per cent. of an employee’s salary, taking the market value in each case as at the date of grant. However, these limits may be exceeded in special circumstances.
No eligible employee may hold Approved Options with an aggregate option price in excess of £30,000 (or any other limit set by the income tax legislation) granted under the Option Plan or under any other UK Inland Revenue approved discretionary share option plan established by the Company or any associated company.

8.5.7	Exercise of options
Options generally become exercisable on the third anniversary of the date of grant subject to the satisfaction of the performance condition and remain exercisable until 10 years after the date of grant. However, if an optionholder’s employment ends by reason of ill-health, injury, disability, redundancy, retirement or as a result of the sale of the business or subsidiary by which the optionholder is employed, exercise is normally only permitted, to the extent that the performance condition has been satisfied, during the period of three and a half years from the date of termination of employment. If an optionholder dies, the options may be exercised by the personal representatives to the extent that the performance condition had been satisfied at the time of death, during the period of twelve months after the death. If an optionholder’s employment ends for any other reason, his options will lapse unless decided otherwise on a discretionary basis.

8.5.8	Change of control
An optionholder may exercise an option early in the event of a change of control of the Company to the extent that the performance condition has been satisfied. The performance condition will be measured by reference to the completed financial years in the performance period to the date of change of control. If there is no completed financial year in the performance period to the date of change of control the performance condition will be measured over the preceding financial year.
Alternatively, options may, by agreement with the acquiring company, be rolled over into equivalent options over shares in the acquiring company.

8.5.9	Voting, dividend and other rights
Until options are exercised, optionholders will have no voting rights or dividend rights in respect of the New Ordinary Shares under option.

In the event of a variation of the Company’s share capital, the number of shares under option and the option price may be varied accordingly.
New Ordinary Shares allotted under the Option Plan will rank pari passu with the existing New Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.

8.6	PRSP

8.6.1	Outline
The PRSP will allow eligible employees worldwide to receive awards of New Ordinary Shares, subject to the satisfaction of a performance condition. Benefits under the PRSP will not be pensionable.

8.6.2	Eligibility
Awards may be made to any person who is an Executive Director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis and are expected to be initially up to 200 executives and senior management of the Company.

8.6.3	Individual limit
The maximum value of New Ordinary Shares over which PRSP awards may be made to an employee in any year is three times annual salary in the case of an employee who is a Director of the Company, and four times annual salary in the case of other employees. In determining the level of PRSP awards to be made to each employee within this maximum limit, the Company will take into account the level of options to be granted to the same employee under the Option Plan (described in paragraph 8.5 above). The grant of PRSP awards is restricted so that in each year the aggregate of (i) 20 per cent. of the market value of the New Ordinary Shares over which an option is granted under the Option Plan, and (ii) 33 per cent. of the market value of the New Ordinary Shares over which an award is made under the PRSP, will not exceed 130 per cent. of an employee’s salary, taking the market value in each case as at the date of grant. However, these limits may be exceeded in special circumstances.

8.6.4	Vesting
If the performance condition is satisfied, the appropriate number of New Ordinary Shares will normally be transferred to the participant on the vesting date.

8.6.5	Special circumstances
If a participant’s employment ends before the vesting date by reason of ill-health, injury, disability, redundancy, retirement, or as a result of the sale of the business or subsidiary by which the participant is employed the extent to which the award will vest on satisfaction of the performance condition will be reduced to reflect the proportion of the performance period that had not elapsed on the date the Participant’s contractual notice period ended.
If a participant dies before the vesting date, the award will be accelerated if the performance condition has been satisfied at that time. The number of New Ordinary Shares transferred will be pro-rated for the length of time the participant was an employee in the performance period.
If a participant’s employment ends before the vesting date for any other reason, he will not receive any New Ordinary Shares unless decided otherwise on a discretionary basis.

8.6.6	Change of control
In the event of a change of control of the Company, awards vest to the extent that the performance condition has been satisfied. The extent to which the award vests will be reduced to reflect the proportion of the performance period that had not elapsed on the date of change of control. Alternatively, awards may, by agreement with the acquiring company, be exchanged for equivalent awards over shares in the acquiring company.

8.6.7	Proposed performance condition
The performance condition will be measured over a three-year performance period. The current intention is that 50 per cent. of the award will depend on the Company’s TSR relative to the TSR of a comparator group currently consisting of 10 other companies over the same period, and the other 50 per cent. may depend on a different measure.
In relation to the New Ordinary Shares which are subject to the TSR condition, if the Company is positioned in the comparator group:

(a)	seventh to eleventh, none of the New Ordinary Shares will vest;

(b)	sixth, 20 per cent. of the New Ordinary Shares will vest;

(c)	third, fourth or fifth, a percentage of the New Ordinary Shares will vest on a straight line basis depending on the Group’s position in the comparator group; or

(d)	first or second, 100 per cent. of the New Ordinary Shares will vest.

8.7	STDIP

8.7.1	Outline
The STDIP will allow eligible employees to be awarded an annual performance-related bonus, which may be payable wholly or partly in New Ordinary Shares. Bonus awards will normally be based on the annual performance of the Company (initially based on EPS and EBIT) and the performance of the participant against personal objectives.
Matching shares may also be awarded. Benefits under the STDIP will not be pensionable.
8.7.2 Eligibility
Bonus awards may be made to any person who is an Executive Director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis.
8.7.3 Individual limit
The maximum amount of bonus payable to each participant in respect of a financial year will not exceed 100 per cent. of his base salary.
8.7.4 Bonus awards
Bonus awards may take the form of forfeitable or conditional awards of New Ordinary Shares, which will normally be released in three equal tranches on the first, second and third anniversaries of the award date, conditional on the participant remaining in the employment of a participating company.
Matching awards may be made at the same time and on the same terms, with a maximum matching share ratio of one matching New Ordinary Share for two bonus New Ordinary Shares.
During the period before the release of New Ordinary Shares comprised in bonus and matching awards, participants will be entitled to receive dividends, in the case of forfeitable awards, or dividend equivalents, in the case of conditional awards.
8.7.5 Special circumstances
If a participant’s employment ends before a bonus award has been made due to ill-health, injury, disability, redundancy, retirement, or death, or as a result of the sale of the business or subsidiary by which the participant is employed or, on a discretionary basis, for any other reason, his bonus award will be in cash and will be pro-rated to the date the participant’s contractual notice period ended, or any later date decided on a discretionary basis.
If the participant’s employment ends before a release date due to ill-health, injury, disability, retirement, redundancy, or death, or as a result of the sale of the business or subsidiary by which he is employed, all or any of the New Ordinary Shares comprised in the award including any matching New Ordinary Shares may be released before the normal release dates on a discretionary basis.
If a participant’s employment ends before a release date in connection with a reconstruction or takeover of the Company, the New Ordinary Shares comprised in his award, including any matching New Ordinary Shares, will be released on the date of termination of employment.

If the participant’s employment ends before a release date for any other reason, his right to receive the New Ordinary Shares comprised in his award except for any matching New Ordinary Shares on the release date is not lost unless decided otherwise on a discretionary basis. His right to receive any matching New Ordinary Shares on the release date is lost unless decided otherwise on a discretionary basis.
If there is a change of control of the Company, awards may either be released early or exchanged for equivalent new awards over shares in the acquiring company.
8.8    Britvic SIP
8.8.1 Outline
The Britvic SIP allows eligible employees to participate in awards of New Ordinary Shares under a UK Inland Revenue approved share incentive plan. Awards of New Ordinary Shares under the Britvic SIP are not pensionable.
8.8.2 Eligibility
All employees and executive directors of Britvic and any participating subsidiaries may participate in the Britvic SIP. The directors of Britvic may set a qualifying period of service for eligibility for awards of free shares and partnership shares (which must not be more than 18 months to the award date (or six months in the case of partnership shares operated with an accumulation period)). When the Britvic SIP is operated, all eligible employees must be invited to participate.
8.8.3 Free Shares
The Britvic SIP allows free New Ordinary Shares to be given to employees with a market value of up to £3,000 each year. The size of the award (if any) of free shares each year will be determined by reference to an eligible employee’s remuneration.
Free shares must be offered to all eligible employees on the same terms, but the number or value of the free shares awarded can vary by reference to the eligible employee’s remuneration, length of service or hours worked.
Free shares will generally only be offered within 42 days of the day immediately following the day on which the Company makes an announcement of its results for any period.
Participants may not generally withdraw free shares from the Britvic SIP for three years, and will suffer income tax and possibly national insurance charges if they withdraw them within five years of the award date. The Britvic SIP may require free shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after 50, redundancy, injury or disability, or the sale of his employing company or business.
8.8.4 Partnership Shares
The Britvic SIP allows eligible employees to be offered the opportunity to purchase New Ordinary Shares using amounts deducted from their pre-tax salary, subject to a limit of £1,500 per year or 10 per cent. of salary. Participants may stop, re-start or vary their deductions.
The deductions may be used to acquire partnership shares on a monthly basis, or at the end of an accumulation period of up to 12 months. Where an accumulation period is used, the acquisition price is the lower of the market value of a New Ordinary Share at the beginning and end of the accumulation period. No interest is payable on the deductions.
Partnership shares can be withdrawn from the Britvic SIP at any time, although there are tax advantages if they are retained in the Britvic SIP for five years.
8.8.5 Matching Shares
The Britvic SIP allows employees who acquire partnership shares to be awarded additional free New Ordinary Shares on a matching basis, up to a maximum of two matching shares for one partnership share. Employees may not generally withdraw the matching shares from the Britvic SIP for a period of between three and five years from the award date, and will suffer income tax and possibly national insurance charges if they withdraw them within five years. The Britvic SIP may require matching shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after 50, redundancy, injury or disability, or the sale of his employing company or business. The Britvic SIP may also require matching shares to be forfeited if the corresponding partnership shares are withdrawn within a period of up to three years of the award date.
8.8.6 Dividends
The Britvic SIP may provide for dividends to be reinvested in further New Ordinary Shares up to certain limits, free of income tax.
8.8.7 Trust
The Britvic SIP must operate through a trust, which will acquire New Ordinary Shares by purchase or by subscription and will hold the New Ordinary Shares on behalf of the participants.
8.8.8 Voting and other rights
The participant has all rights attaching to the New Ordinary Shares held under the Britvic SIP, including voting rights and dividend rights.
8.9    The Employee Benefit Trust
The Employee Benefit Trust may acquire New Ordinary Shares and hold them for the benefit of employees and former employees of the Group and their spouses and children. The Employee Benefit Trust may be used to provide New Ordinary Shares to employees under some or all of the Employee Share Plans.
8.10  The IHG Share Schemes
As at 25 April 2005 (the latest practicable date prior to publication of this document), options and awards were outstanding over Existing Ordinary Shares under the IHG Share Schemes as specified at paragraph 3.13 of this Part VIII. It is intended that they will be exchanged for equivalent options and awards over New Ordinary Shares.
9      Subsidiary and Subsidiary Undertakings

On Admission, the Company will be the holding company of the Group. The following table shows those companies which will, on Admission, be the principal subsidiaries and subsidiary undertakings of the Group. Except where stated otherwise, each of these companies will be wholly owned by a member of the Group and each will be included in the consolidated accounts of the Group:

	Date of	Country of		Shareholding
Subsidiary and Registered Office(i)	Incorporation	Incorporation	Principal Activity	%

InterContinental Hotels Group PLC	02/10/02	England and Wales	Holding company	100
Six Continents PLC	17/08/67	England and Wales	Holding company	100
Six Continents Holdings Ltd	12/06/96	England and Wales	Holding company	100
Six Continents Overseas Holdings Ltd	07/11/91	England and Wales	Holding company	100
Asia Pacific Holdings Ltd	07/03/00	England and Wales	Holding company	100
InterContinental Hong Kong Limited, 28/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong	20/12/00	Hong Kong	Hotel business	100
InterContinental Hotels Group Services Company	03/12/56	England and Wales	Group services company	100
Six Continents Hotels International Limited	26/04/62	England and Wales	Holding company	100
Société Nouvelle du Grand Hotel SA, 5, Place de l’Opéra, 75009 Paris, France	24/09/75	France	Hotel business	99.98
Société Des Hotels Réunis SAS, 5, Place de l’Opéra, 75009 Paris, France	09/09/57	France	Hotel business	100

	Date of	Country of		Shareholding
Subsidiary and Registered Office(i)	Incorporation	Incorporation	Principal Activity	%

Holiday Inns B.V., De Boelelaan 2, 1083 HJ, Amsterdam, The Netherlands	13/03/68	Netherlands	Hotel business	90
Frankfurt InterContinental Hotels GmbH, Am Hauptbahnhof 6, 60329 Frankfurt am Main, Germany	04/11/60	Germany	Hotel business	100
Barclay Operating Corp., 111 Eighth Avenue, New York, NY 10011	01/06/78	USA — New York	Hotel business	100
Six Continents Resources Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801	11/05/98	USA — Delaware	Hotel business	100
Inter-Continental Hotels Corporation, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801	04/04/46	USA — Delaware	Hotel business	100
InterContinental Florida Operating Corp., Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801	30/10/85	USA — Delaware	Hotel business	100
Hotel InterContinental SAS, 3 rue de Castiglione, 75001 Paris, France	22/06/55	France	Hotel business	100
Six Continents Hotels Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801	01/12/52	USA — Delaware	Holding company and hotel business	100
InterContinental Hotels Group Operating Corporation, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19801	30/07/85	USA — Delaware	Holding company	100
Britannia Soft Drinks Limited	16/03/53	England and Wales	Holding company	47.5
Britvic Soft Drinks Limited	05/03/1896	England and Wales	Soft drinks business	100

(i)	Unless otherwise indicated, the registered office of these companies is 67 Alma Road, Windsor, Berkshire SL4 3HD.

10    Property

10.1	The following summarises certain information with respect to the Group’s principal places of business:

Property Location	Principal Use	Area of Site (square feet)		Tenure Leasehold

Hotel Business Properties
67 Alma Road Windsor Berkshire SL4 3HD, UK	Global & EMEA Headquarters	45,332		Leasehold Expires 28/09/08
No. 1 First Avenue Centrum 100 Burton-on-Trent Staffordshire DE14 2WB, UK	Central Shared Services	59,800		Owned — value c. £6 million
72-78 Gatehouse Road Aylesbury Buckinghamshire HP19 8EP, UK	Business Service Centre	42,870		Leasehold Expires 31/03/06
Three Ravinia Drive Atlanta GA 30346-2149, USA	Americas Headquarters	309,641	(12 Floors)	Leasehold Expires 03/09

Property Location	Principal Use	Area of Site (square feet)	Tenure Leasehold

230 Victoria Street, #13-00 Bugis Junction Towers Singapore 188024	Asia Pacific Headquarters	21,500	Leasehold Expires 28/02/06
Britvic Business Properties
Britvic House Broomfield Road Chelmsford Essex CM1 1TU, UK	Corporate Headquarters	32,300	Leasehold Expires 23/06/14

10.2	The Group’s properties also include hotels, factories, reservation centres, technology centres and distribution centres for the Britvic Group products. The Directors believe that no single property is material to the Group’s operations or financial position.

11    Material Contracts
The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the Company or by a member of the Group (i) in the two years immediately preceding the date of this document which are or may be material or (ii) which contain provisions under which any Group Company has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.
11.1  Britannia Joint Venture Agreement
Britvic and, amongst others, the Britvic Original Shareholders entered into a joint venture agreement dated 10 February 1986, as amended, pursuant to which Allied’s soft drinks business was acquired by Britvic (which at that time comprised the former soft drinks businesses of Whitbread and IHG in an existing joint venture) in exchange for which Allied received shares in Britvic. This agreement governs the relations of the Britvic Original Shareholders as shareholders of Britvic.
11.2  Britvic IPO Agreement
Britvic and the Britvic Shareholders entered into the Britvic IPO Agreement dated 22 April 2005 providing for PepsiCo’s rights as a minority shareholder of Britvic and the terms on which the parties would agree to proceed with an initial public offering of Britvic. The parties have agreed, subject, amongst other things, to market conditions, to consider an initial public offering of Britvic prior to 31 December 2008.
The Britvic IPO Agreement also sets out the Britvic Shareholders’ rights to acquire and dispose of Britvic ordinary shares on and following any initial public offering.
If a Britvic initial public offering has occurred, the Britvic IPO Agreement terminates upon the earlier of (a) the date on which each of the Britvic Original Shareholders has decreased its shareholding in Britvic to 3 per cent. or (b) the third anniversary of the date of the listing of Britvic (or, if later, 31 December 2008). If no Britvic initial public offering has occurred, the Britvic IPO Agreement shall terminate upon the earlier of 31 December 2008 or the date upon which the Britvic board of directors decides not to proceed with an initial public offering.
11.3  Disposal to Hospitality Properties Trust (2003)
On 1 July 2003, IHG Resources entered into a Purchase and Sale Agreement with HPT IHG, pursuant to which HPT IHG purchased from IHG Resources 16 Staybridge Suites hotels situated in the United States for US$185 million. The Group continues to manage those hotels.
11.4  Disposal to Hospitality Properties Trust (2004)
On 17 December 2004, BHR Texas L.P., InterContinental Hotels Group Resources, Inc., Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, 220 Bloor Street Hotel Inc. and Staybridge Markham, Inc. (together, the “Vendors”) entered into a Purchase and Sale Agreement (as amended and restated on 9 February 2005) with HPT IHG-2, pursuant to which HPT IHG-2 purchased from the Vendors 12 hotels situated in the United States and Canada. On the same date, Six Continents International Holdings B.V. (“SIH”) entered into a Stock Purchase Agreement (as amended and restated on 9 February 2005) with HPT IHG-2, pursuant to which HPT IHG-2 purchased from SIH all of the shares in Crowne Plaza (Puerto Rico) Inc., which is the owner of a hotel in Puerto Rico. The total consideration payable by HPT IHG-2 for the sales amounted to US$425 million, before transaction costs, equivalent to net book value (of which US$395 million was received upon the main completion of the sale on 16 February 2005, with the remaining US$30 million to be received upon the completion of the sale of the InterContinental hotel in Austin, expected to be on or around 1 June 2005). The Group will continue to manage the hotels.
In connection with the disposals referred to at paragraphs 11.3 and 11.4 above, IHG has agreed to guarantee certain amounts payable to HPT IHG and HPT IHG-2 in relation to the managed hotels sold by the Group to HPT IHG and HPT IHG-2. The guarantee is for a maximum amount of US$125 million and requires amounts to be paid by IHG to HPT IHG and/or HPT IHG-2 (and/or their designated affiliates) irrespective of the revenue generated by the relevant hotels. The guarantee may be terminated if certain financial tests are met.
11.5  UK Hotels Disposal
A Share Purchase Agreement (the “SPA”) was entered into on 10 March 2005 between Six Continents, IHC London (Holdings) Limited (“IHC Holdings”) and LGR Acquisition and LGR Holdings Limited (“LGR”). Pursuant to the SPA, Six Continents and IHC Holdings (the “Sellers”) have agreed to sell all of the issued ordinary share capital of Six Continents Hotels & Holidays Limited, Holiday Inn Limited, NAS Cobalt No. 2 Limited and London Forum Hotel Limited respectively (together, the “LGR Shares”) to LGR and to transfer to LGR certain contractual rights to the extent they relate to the hotels LGR will indirectly acquire under the SPA (the “LGR Hotels”) and which remain to be completed or performed, or remain in force, after completion of the sale of the LGR Shares to LGR under the SPA.
The agreed sale price for the LGR Shares was £1 billion. Receipt of £40 million of the total proceeds has been deferred, contingent upon certain pre-agreed performance targets being reached. Completion of the SPA is conditional upon the receipt of EC Clearance. Following completion, the Group will continue to manage the LGR Hotels.
Under the SPA, the Sellers gave certain warranties in relation to the assets disposed of and LGR gave certain warranties in relation to its authority to enter into the SPA and its capacity to perform its obligations under the SPA. Certain indemnities were also given by the Sellers.
11.6  Sponsor’s Agreement
An agreement dated 3 May 2005 was entered into between Citigroup and the Company pursuant to which Citigroup has agreed to act as sponsor for the Company in connection with the Admission.
12    Litigation

Save as disclosed below, neither the Company nor any member of the Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Company or the Group nor, so far as the Company or the Group is aware, are any such proceedings pending or threatened by or against the Company or any member of the Group.
12.1  EBASA
In 1994, EBASA, an Argentinean company, claimed that it negotiated room packages for the World Cup soccer games which Holiday Inns, Inc. (“HII”) failed to deliver and sought US$9 million in damages. HII won a declaratory ruling in the US courts that no contract existed. EBASA then sued in the Argentinean courts. Although the Argentinean courts have recognised the US court decision in several different rulings, EBASA continues to hire new counsel and to file new lawsuits and appeals seeking relief from the US court ruling and raising their claims for damages to a high of US$57,000,000. The large majority of the courts’ decisions have to date been in favour of HII, and in April 2005 the Supreme Court of Argentina ruled that the US declaratory ruling was valid and should be given full force in Argentina. Certain actions brought by EBASA (and a related action brought by the Argentine Football Association in relation to lost sales of tickets with a face value of approximately US$300,000 (exclusive of interest and related legal costs)) remain open in Argentina. The likely outcome cannot be determined at this time.
12.2  St. Charles
In May 1996, St. Charles City Center SAL (“St. Charles”), a former lessor of a former Holiday Inn hotel in Beirut, Lebanon, filed a claim in the Lebanese courts seeking proceeds from an insurance policy which HII recovered through settlement of litigation with the insurance carrier in 1985. The claim against the insurance carrier arose from damages sustained to the hotel and its contents during the armed conflict that occurred in Lebanon during the early 1970s. HII contends, in part, that the proceeds represent recovery for damage to furniture, fixtures, and equipment owned by it, as well as the value of its leasehold interest in the hotel. St. Charles contends that, as the owner of the building, it is entitled to the settlement proceeds.
On 18 May 2004, the court entered a default judgment against the named defendants. The judgment is for US$9.5m (plus interest) since 1985 plus an additional US$5m. The US$9.5m (plus interest) represents the amount the owner erroneously believes that the named defendant(s) received from the carrier and the US$5m is in the nature of a penal fine or punitive damages.
The judgment does not become final until 10 days following formal notification procedure to each of the named defendants, which has not yet been commenced by St. Charles. For various reasons, the judgment is believed to be unenforceable in the US against the named defendants.
13    Information on CREST
CREST, the computerised paperless system for settlement of securities transactions in the London and Irish securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.
The Uncertificated Securities Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Uncertificated Securities Regulations as a “relevant system”. CREST is the first “relevant system” and is operated by CRESTCo Limited.
The Company’s Articles contain provisions to enable the New Ordinary Shares to be dematerialised into a relevant system, including CREST. A copy of the proposed Articles is available for inspection as described in paragraph 23 below.
Shareholders will be able to hold eligible shares in uncertificated form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrar will continue to register written instruments of transfer and issue share certificates in respect of New Ordinary Shares held in certificated form.
It is anticipated that the New Ordinary Shares will be eligible to join CREST with effect from Admission.
14    Taxation
Paragraphs 15 to 17 provide a general summary of the tax treatment of owning and disposing of New Ordinary Shares and Company ADRs for residents of the UK, the US and Australia.
Holders of New Ordinary Shares or Company ADRs who are in any doubt as to their taxation position should seek their own professional advice in respect of the tax consequences of acquiring, holding or disposing of New Ordinary Shares or Company ADRs.
15    UK Taxation
The following paragraphs summarise material aspects of the UK tax treatment of holding New Ordinary Shares or Company ADRs. They are based on current UK law and UK Inland Revenue practice, both of which are subject to change, possibly with retroactive effect. They apply only to shareholders who are resident or ordinarily resident for tax purposes in (and only in) the United Kingdom (except insofar as express reference is made to the treatment of non-UK residents or domiciliaries) who hold their New Ordinary Shares or Company ADRs as an investment and are the absolute beneficial owners of them. They may not apply to certain categories of shareholders such as dealers, insurance companies and collective investment schemes. The statements are intended only as a general guide, and should be treated with appropriate caution. If you are in any doubt as to your taxation position, or if you are resident for tax purposes or otherwise subject to tax in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.
15.1  Tax on Chargeable Gains
A disposal of New Ordinary Shares by a shareholder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, resident or ordinarily resident for tax purposes in the UK, or who is not UK resident but carries on a trade, profession or vocation in the UK through a permanent establishment, branch or agency to which the New Ordinary Shares are attributable, may, depending on the shareholder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the taxation of chargeable gains. A shareholder who is an individual and who is temporarily non-UK resident may, in certain circumstances, be subject to tax in respect of gains realised whilst he or she is not resident or ordinarily resident in the UK.
15.2  Taxation of Dividends
15.2.1 Withholding tax

The Company will not be required to withhold tax at source when paying a dividend in respect of the New Ordinary Shares (a “Dividend Payment”).
15.2.2 UK Residents

An individual shareholder who is UK resident or ordinarily resident and who is liable to income tax only at the basic or starting rate will pay no further tax on a Dividend Payment. An individual shareholder who is liable to higher rate income tax, will pay additional income tax of 25 per cent. of any Dividend Payment.
UK taxpayers who are not liable to income tax, including pension funds and charities, will not be entitled to claim repayment of tax credits attached to the Dividend Payments.
Corporate shareholders resident in the UK will generally not be subject to corporation tax on Dividend Payments. Corporate shareholders will not be able to claim repayments of tax credits attaching to the Dividend Payments.

15.2.3	Non-UK Residents
In general, the right of non-UK resident shareholders to reclaim tax credits attaching to Dividend Payments will depend upon the existence and the terms of an applicable double tax treaty. In most cases, the amount that can be paid to non-UK resident shareholders will be reduced to nil as a result of the terms of the relevant treaty. Non-UK resident shareholders should consult their own tax advisers in respect of their tax liabilities on Dividend Payments.

15.3	UK Stamp Duty and Stamp Duty Reserve Tax (SDRT)
This section applies to both UK and non-UK holders.
The transfer of New Ordinary Shares will generally be liable to stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer New Ordinary Shares will generally be subject to SDRT at 0.5 per cent. of the agreed consideration.
However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to SDRT will usually be repaid or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.
No stamp duty or SDRT will generally arise on a transfer of New Ordinary Shares into CREST, unless such transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the value of the consideration.
A transfer of New Ordinary Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the value of the consideration.

Stamp duty, or SDRT, is generally payable upon the transfer or issue (other than under the Scheme) of New Ordinary Shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is 1.5 per cent. (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the New Ordinary Shares.
Provided that they are transferred by delivery or that the instrument of transfer is not executed in the UK and remains at all subsequent times outside the UK, no stamp duty should be payable on the transfer of Company ADRs. An agreement to transfer Company ADRs will not give rise to a liability to SDRT.

15.4	Inheritance and Gift Taxes
The New Ordinary Shares will be, and Company ADRs are likely to be, assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets might (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift.

15.5	PEPs and ISAs
New Ordinary Shares will qualify for inclusion in PEPs and the stocks and shares component of ISAs.
16    US Taxation
This section provides a summary of the material US federal income tax consequences to US holders, as described below, of owning and disposing of New Ordinary Shares or ADSs. This section addresses only the tax position of a US holder who holds New Ordinary Shares or ADSs as capital assets. This section does not, however, discuss the tax consequences of members of special classes of holders subject to special rules and holders that, directly or indirectly, hold 10 per cent. or more of the Company’s voting stock.
A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the Depositary and assumes that each obligation in the Company ADR Deposit Agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Generally, exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains.
The US Treasury has previously expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, for qualified dividend income. Accordingly, the analysis of the availability of the reduced rate of tax for qualified dividend income described below could be affected by actions taken by parties to whom the ADRs are pre-released.

16.1	Taxation of Dividends
Subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to a non-corporate US holder in taxable years beginning before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of

15 per cent.. The Company expects that dividends paid by the Company with respect to the shares or ADSs will constitute qualified dividend income.
Dividends must be included in income when the US holder, in the case of New Ordinary Shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit limitation purposes, dividends will be income from sources outside the United States.
The amount of the dividend distribution will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/ US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the United States.
Distributions in excess of the Company’s current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, the worldwide group’s books in accordance with U.S. tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current or accumulated earnings and profits as computed for US federal income tax purposes. As a result, the Company expects that amounts distributed will be reported to the Internal Revenue Service as a dividend.

16.2	Taxation of Capital Gains
Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares or ADSs. Generally, a capital gain of a non-corporate US holder that is recognised before 1 January 2009 is taxed at a maximum rate of 15 per cent. where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitation.

16.3	PFIC Rules
The Company expects that New Ordinary Shares and ADSs will not be treated as stock of a PFIC for US federal income tax purposes in 2005. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the New Ordinary Shares or ADSs, a gain realised on the sale or other disposition of New Ordinary Shares or ADSs would in general not be treated as a capital gain. Instead, gain would be treated as if the US holder had realized such gain rateably over the holding period for the Company shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the New Ordinary Shares or ADSs (generally, the excess of any distribution received on the New Ordinary Shares or ADSs during the taxable year over 125 per cent. of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” would not apply.
17    Australian Taxation
The following is a summary of certain Australian income tax consequences applicable to the ownership of New Ordinary Shares by Australian tax resident individuals (“Australian Shareholders”). The summary is based upon current Australian law and practices of the Australian Taxation Office, both of which are subject to change at any time, possibly with retroactive effect. The summary is intended only as a general guide and applies only to shareholders who are residents for tax purposes in (and only in) Australia, who hold their New Ordinary Shares on capital account and who have not acquired their New Ordinary Shares under an employee share or option scheme.

Australian Shareholders are advised to consult their own professional advisers regarding the holding of New Ordinary Shares in light of current tax laws and their particular circumstances.
17.1  Taxation of dividends

Australian Shareholders must include the dividends received on those New Ordinary Shares in their assessable income. If any UK withholding tax is imposed on dividends paid to Australian Shareholders, they would generally be entitled to reduce their Australian tax liability on that income by reference to the UK withholding tax paid (subject to certain restrictions).
17.2  Foreign investment fund (FIF) regime
The Australian FIF regime operates to tax Australian residents who hold interests in certain foreign companies or trusts on increases in value of those interests each year, whether or not realised. In broad terms, Australian Shareholders should not have any liability under the FIF regime in relation to their New Ordinary Shares for so long as those shares are listed on the London Stock Exchange and the Company is designated by the London Stock Exchange as being engaged in the leisure, entertainment and hotels industry.
17.3  Tax on chargeable gains
Australian Shareholders may be subject to tax under the capital gains tax provisions at the time they dispose of the New Ordinary Shares.
A capital gain will generally arise if, and to the extent that, the sale proceeds exceed the cost base of the shares. If Australian Shareholders hold the shares (or are treated under the capital gains tax rules as holding the shares, for example because of a roll-over) for at least 12 months, they may be entitled to the capital gains tax concession, known as the CGT discount, which allows them to bring only 50 per cent. of the capital gain (after taking into account any capital losses) to tax.
Generally, if the sale proceeds are less than the cost base of the New Ordinary Shares, then Australian Shareholders may be entitled to a capital loss equal to the difference. A capital loss can only be applied against other capital gains, either in the current or in future years.
If any UK tax is imposed on the sale of the New Ordinary Shares, an Australian Shareholder may be entitled to a foreign tax credit for the UK tax paid (subject to certain restrictions), which would reduce the Australian capital gains tax payable on the sale of those shares.
18    Overseas Shareholders

18.1  General
As regards Overseas Shareholders, the Proposals may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdictions in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdictions.
This document has been prepared for the purposes of complying with English law and the rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the jurisdictions outside the United Kingdom.
THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.
Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposals in their particular circumstances.

18.2  Securities law considerations in the United States
The New Ordinary Shares to be issued pursuant to the Scheme have not been and will not be registered under the Securities Act in reliance on the exemption provided by Section 3(a)(10) thereof. It is expected that the Company ADSs will be registered under the Securities Act and the Company will succeed to the Exchange Act registration of IHG.
New Ordinary Shares issued to IHG Shareholders or to holders of IHG ADRs who are neither affiliates for purposes of the Securities Act, of IHG or the Company prior to the Scheme Effective Time, nor affiliates of the Company after the Scheme Effective Time, may be resold without restriction under the Securities Act. Affiliates of IHG and the Company will be subject to timing, manner of sale and volume restrictions under Rule 145(d) of the Securities Act on resales of New Ordinary Shares received in connection with the Scheme. Whether a person is an affiliate of a company for purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant shareholders. Persons who believe they may be affiliates of IHG or the Company should consult their own legal advisers prior to any sale of securities received in the Scheme.
For the purpose of qualifying for the exemption provided by Section 3(a)(10) of the Securities Act, IHG will advise the Court that its sanctioning of the Scheme will be relied on by the Company as an approval of the Scheme following a hearing on its fairness to holders of Existing Ordinary Shares that are subject to the Scheme, at which Court hearing all such IHG Shareholders are entitled to attend in person or though counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such IHG Shareholders.
18.3  Securities laws in certain overseas jurisdictions
IHG Shareholders resident in the provinces of Alberta, British Columbia, Manitoba, Nova Scotia, Quebec, Saskatchewan and Ontario should note that in certain Canadian jurisdictions some steps to be taken as part of the Proposals will be made pursuant to statutory exemptions from applicable securities legislation. The issue of the New Ordinary Shares in Quebec is subject to the approval of the Quebec Securities Commission. The Company is not a reporting issuer in Canada. Accordingly, in certain provinces or territories of Canada, persons who receive New Ordinary Shares pursuant to the Proposals may be restricted from disposing of such New Ordinary Shares in the absence of compliance with applicable statutory exemptions or regulatory relief.
19    Selling restrictions
(a)    Australia
This document has not been, and will not be, lodged with the Australian Securities and Investment Commission as a disclosure document for the purpose of Australia’s Corporations Act 2001 (Cwlth) (the “Corporations Act”).
New Ordinary Shares in the Company issued as a result of the Scheme may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or unless a compliant disclosure document is produced. Disclosure to investors would not generally be required under Chapter 6D where:

(i)	the shares are offered for sale on the Official List;

(ii)	the shares are offered for sale to the categories of “professional investors” described in section 708(11) of the Corporations Act; or

(iii)	the shares are offered for sale to persons who are “sophisticated investors” and who meet the criteria set out in section 708(8) or 708(10) of the Corporations Act.
However, Chapter 6D of the Corporations Act is complex and, if in any doubt, Shareholders should confer with their professional advisers regarding the position.
(b)    New Zealand
Further to the New Zealand Securities Act (United Kingdom Company Reconstructions) Exemption Notice 1999, the Company is exempt from certain requirements under the New Zealand Securities Act 1978. The issue of New Ordinary Shares and Company ADRs respectively is made in accordance with the laws of the United Kingdom. The Company may not be subject to New Zealand law and contracts in respect of these securities may not be enforceable in New Zealand courts. Please note that this document is not a prospectus registered under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.
(c)    Canada
The distribution of New Ordinary Shares in Canada is exempt from the requirement to prepare and file a prospectus under the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Subject to compliance with certain conditions, statutory exemptions from the restrictions on resale of the New Ordinary Shares in those provinces are available. In Quebec, a discretionary exemption has been sought from the securities regulatory authority to permit the distribution and resale of New Ordinary Shares in that province. Canadian resident holders of New Ordinary Shares should consult their professional advisers on such matters.
20    Working Capital

In the opinion of the Company, having regard to the Return and taking account of the Group’s existing bank facilities, the working capital available to the Group is sufficient for its present requirements, that is for the next 12 months following the date of publication of this document.
21    Significant Changes

There has been no significant change in the financial or trading position of the Company or the Group since 31 December 2004, the latest date reported upon in the comparative table in Part V and the Accountants Report in Part VI of this document.
22    General

(a)	The total expenses (exclusive of recoverable VAT) payable in connection with implementation of the Proposals and Admission of the Company (including professional fees and printing and advertising costs) are estimated to amount to approximately £4 million. The Directors have been advised that no stamp duty or SDRT should be payable on the issue of the New Ordinary Shares or Company ADRs and therefore the sum of £4 million does not include any amount in respect of such stamp duty or SDRT.

(b)	Ernst & Young LLP consents to the inclusion in this document of its name, reports and references to them in the form and context in which they appear and has authorised those parts of this document which comprise reports and the said references for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

(c)	The financial information set out in this document relating to the Company or IHG does not constitute statutory accounts within the meaning of section 240(5) of the Companies Act. The Company was incorporated on 21 May 2004 and has not been required to prepare statutory accounts since its incorporation. Ernst & Young LLP (Registered Auditors, whose address is 1 More London Place, London SE1 2AF) has reported on the statutory consolidated accounts of IHG for the year ended 30 September 2002, the fifteen month period ended 31 December 2003 and the year ended 31 December 2004 within the meaning of section 235 of the Companies Act. Each such report was unqualified within the meaning of section 262 of the Companies Act and did not contain a statement under section 237(2) or (3) of the Companies Act. Statutory consolidated accounts of IHG for each such financial year have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Companies Act.
23    Documents available for inspection
Copies of the following documents may be inspected at the offices of the Company’s legal advisers, Linklaters, at One Silk Street, London EC2Y 8HQ, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), until 1 June 2005 and will also be available for inspection at the Court Meeting and the EGM:

(a)	the Company’s proposed Articles, which are expected to be in place at the time of Admission;

(b)	the annual report and accounts of IHG for the financial periods ended 30 September 2002, 31 December 2003 and 31 December 2004;

(c)	the Accountants’ Report by Ernst & Young LLP on the Company contained in Part VI;

(d)	the Accountants’ Report by Ernst & Young LLP on the Proforma Financial Information of the Company contained in Part VII;

(e)	the Directors’ service agreements and letters of appointment referred to under “Directors’ Service Agreements and Remuneration” above;

(f)	the material contracts referred to under “Material Contracts” above;

(g)	the trust deeds of the Employee Share Plans referred to under “The Company’s Employee Share Plans” above;

(h)	the Scheme Circular;

(i)	this document; and

(j)	the letter of consent referred to under “General” above.
3 May 2005

PART IX
DEFINITIONS
In this document (with the exception of Parts V, VI and VII), the following words and expressions have the following meanings, unless the context requires otherwise:

Admission	means the admission of the New Ordinary Shares to (i) the Official List and (ii) trading on the London Stock Exchange’s markets for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

ADR	means an American depositary receipt evidencing an ADS

ADR Depositary	means The Bank of New York in its capacity as the Company ADR depositary under the Company ADR Deposit Agreement, or as the IHG ADR depositary under the IHG ADR Deposit Agreement, as the case may be

ADS	means an American depositary share

Allied	means Allied Domecq Overseas (Canada) Limited, formerly known as Allied-Lyons PLC

Allotment Period	means the period ending at the conclusion of the next annual general meeting of the Company in 2006 or 15 months from the date of adoption of the Articles, whichever is the earlier, or any other period (not exceeding five years on any occasion) for which the authority conferred on the Directors by the Articles to exercise all powers of the Company to allot relevant securities is renewed by resolution of the Company in general meeting

Articles	means the memorandum and articles of association of the Company which are expected to be adopted prior to the Scheme Effective Time

Australia	means the Commonwealth of Australia, its territories and possessions

billion	a thousand million

Board	means the board of directors of the Company from time to time

Britvic	means Britannia Soft Drinks Limited

Britvic Business	means the soft drinks business of the Britvic Group as described in this document

Britvic Group	means Britvic and its subsidiaries and associated undertakings

Britvic Original Shareholders	means Allied Domecq PLC, IHG and Whitbread

Britvic Shareholders	means Allied Domecq PLC, IHG, PepsiCo and Whitbread

Business Day	means a day (excluding a Saturday or Sunday or public holidays in England and Wales) on which banks are generally open for business in the City of London for the transaction of normal banking business

calendar year	means the calendar year of each year unless otherwise indicated

Canada	means Canada, its provinces and territories, all areas subject to its jurisdiction and any political sub-division of such territories and areas

certificated form	means, when used in relation to shares, not uncertificated

CGT	means capital gains tax

China	means the People’s Republic of China

Citigroup	means Citigroup Global Markets Limited, trading as Citigroup.

Companies Act	means the Companies Act 1985, as amended

Company	has the meaning set out on page 1 (General) of these Listing Particulars

Company ADR	means an ADR evidencing an ADS representing one New Ordinary Share, issued by the ADR Depositary in accordance with the provisions of the Company ADR Deposit Agreement

Company ADR Deposit Agreement	means the deposit agreement between the Company, the ADR Depositary and the holders from time to time of the Company ADRs

Company Reduction of Capital	means the proposed reduction of capital of the Company under section 135 of the Companies Act

Company Shareholders	means holders of New Ordinary Shares

Court	means the High Court of Justice in England and Wales

Court Hearing	means the hearing of the petition to sanction the Scheme, or the hearing of the petition to confirm the Company Reduction of Capital, as the context requires

Court Meeting	means the meeting of IHG Shareholders convened by order of the Court pursuant to section 425 of the Companies Act for 1 June 2005, notice of which is set out in the Scheme Circular, and any adjournment of that meeting

CREST	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations

CRESTCo	means CRESTCo Limited, the operator of CREST

Directors	means the directors of the Company upon Admission as set out on page 4 of these Listing Particulars

Disposal Notice	has the meaning set out in Part VIII, paragraph 4.13.2 of these Listing Particulars

Disqualified Person	means any holder of any class of shares of the Company whose holding of such shares, either individually or when taken together with the holding of any class of shares of the Company by any other holders, may result, in the opinion of the Directors, in the loss, or the failure to secure the reinstatement, of any licence or franchise from any United States governmental agency held by Six Continents Hotels Inc. or any subsidiary thereof to conduct any portion of the business of Six Continents Hotels Inc. or any subsidiary thereof

Dividend Payment	has the meaning set out in Part VIII, paragraph 15.2.1 of these Listing Particulars

EBIT	means earnings before interest and tax

EC Clearance	means a decision taken by the European Commission declaring the UK Hotels Disposal compatible with the common market without imposing any conditions or obligations that are not on terms reasonably satisfactory to LGR Acquisition, or a decision to refer the UK Hotels Disposal to the competent authorities of the United Kingdom

EMEA	means Europe, the Middle East and Africa

Employee Share Plans	has the meaning set out in Part VIII, paragraph 8.1 of these Listing Particulars

EPS	means earnings per share

exceptional items	means material items deriving from the ordinary activities but which are disclosed separately because of their size or incidence

Exchange Act	means the US Securities Exchange Act of 1934, as amended

Executive Director	means an executive director of the Board. The Executive Directors upon Admission will be those Directors referred to as such in Part II, paragraph 8 of these Listing Particulars

Existing Ordinary Shares	means ordinary shares of 112 pence each in the capital of IHG which, if held at the Scheme Record Time, will entitle the holder to participate in the Scheme

Express	means Express by Holiday Inn which operates as Holiday Inn Express in the Americas region

Extraordinary General Meeting or EGM	means the Extraordinary General Meeting of IHG convened for 1 June 2005 and notice of which is set out in Part 9 of the Scheme Circular, and any adjournment of that meeting

FIF	means Foreign Investment Fund for Australian tax purposes

financial information	means the financial information set out in Parts V, VI and VII of these Listing Particulars

financial year	means an accounting year ending on 31 December of each year unless otherwise indicated

Form of Proxy	means the PINK Form of Proxy for use at the Court Meeting or the GREEN Form of Proxy for use at the EGM as the context may require, and the notes thereon, and Forms of Proxy shall mean both of them

franchisee	means an operator who uses a brand under licence from the brand owner (for example a member of the Group)

free shares	has the meaning set out in Part VIII, paragraph 8.3.3 of these Listing Particulars

FRS	means UK Financial Reporting Standard

FSMA	means the Financial Services and Markets Act 2000

Great Britain	means England, Wales and Scotland

Group	has the meaning set out on page 1 (General) of these Listing Particulars

Group Businesses	means all the businesses of the Group being the Hotel Business, and the Britvic Business

Group Company	has the meaning set out on page 1 (General) of these Listing Particulars

Holidex/ HolidexPlus	means the Hotel Business’ in-house reservation system

Hong Kong	means the Hong Kong Special Administrative Region of the People’s Republic of China

Hotel Business	means the hotel business of the Group, as described in this document

HPT	means Hospitality Properties Trust

HPT IHG	means HPT IHG Properties Trust

HPT IHG-2	means HPT IHG-2 Properties Trust

IHG	means InterContinental Hotels Group PLC, a public company incorporated and registered in England and Wales under the Companies Act with registered number 4551528, which changed its name to InterContinental Hotels Group PLC from Hackplimco (No.112) plc with effect from 17 January 2003 and which is expected to change its name to InterContinental Hotels PLC upon the Scheme becoming effective and to re-register as a private limited company shortly thereafter

IHG ADR	means an ADR evidencing an ADS representing one IHG Ordinary Share, issued by the ADR Depositary in accordance with the IHG ADR Deposit Agreement

IHG ADR Deposit Agreement	means the deposit agreement between IHG, the ADR Depositary and the holders from time to time of the IHG ADRs

IHG Resources	means InterContinental Hotels Group Resources, Inc.

IHG Shareholders	means holders of Existing Ordinary Shares

IHG Share Schemes	means the InterContinental Hotels Group Executive Share Option Plan, InterContinental Hotels Group Sharesave Plan, InterContinental Hotels Group Performance Restricted Share Plan and InterContinental Hotels Group Short Term Deferred Incentive Plan

ISA	means an individual savings account

IT	means information technology

Listing Particulars	means the listing particulars comprised by this document

Listing Rules	means the rules and regulations made by the UK Listing Authority pursuant to section 74 of FSMA as amended from time to time

London Stock Exchange	means the London Stock Exchange plc or any reorganised investment exchange for the purposes of FSMA which may take over the function of the London Stock Exchange plc

LGR	has the meaning set out in Part VIII, paragraph 11.5 of these Listing Particulars

LGR Shares	has the meaning set out in Part VIII, paragraph 11.5 of these Listing Particulars

management contract	means a contract to operate a hotel on behalf of the hotel owner

Mitchells & Butlers	means Mitchells & Butlers plc, a public company incorporated and registered in England and Wales under the Companies Act with registered number 4551498

New Ordinary Shares	has the meaning set out on page 1 (General) of these Listing Particulars

New York Stock Exchange	means The New York Stock Exchange, Inc.

Non-Executive Director	means a non-executive director of the Company

Official List	means the official list maintained by the UK Listing Authority

Overseas Shareholders	means Shareholders resident in, or citizens of, jurisdictions outside the UK

PEP	means a personal equity plan

PepsiCo	means PepsiCo Inc., a corporation organised under the laws of the State of North Carolina, or any wholly-owned (direct or indirect) subsidiary of such company

Priority Club Rewards	means Priority Club Rewards, the guest loyalty programme operated by the Group

Proposals	means the Return to be achieved via the implementation of the Scheme and the Company Reduction of Capital

Redeemable Preference Share	means the redeemable preference share of £50,000 nominal amount in the capital of the Company as described in more detail in Part VIII, paragraph 4.3 of these Listing Particulars

Register of Members	means the register of members of the Company

Registrar	means Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA

Relevant Shares	means shares of the Company comprised in the interest or holding of a Disqualified Person

Required Disposal	means the sale and transfer of Relevant Shares or of interests therein in such manner as may be required to cause such shares to cease to be Relevant Shares

Return	means the proposed return of approximately £1 billion to Company Shareholders, subject to IHG Shareholder and Court approval

RevPAR	means room revenue divided by the number of room nights that are available (can be mathematically derived from occupancy rate multiplied by average room rate)

room revenue	means revenue generated from the sale of room nights

RPI	means UK retail price index

SARS	means severe acute respiratory syndrome

Scheme	means the proposed scheme of arrangement under section 425 of the Companies Act between IHG and holders of Scheme Shares, pursuant to which the Company will become the holding company of IHG, in its present form or with or subject to any modification, addition or condition approved or imposed by the Court

Scheme Circular	means the circular to IHG Shareholders relating to the Proposals dated 3 May 2005

Scheme Effective Time	means the time at which the Scheme becomes effective in accordance with its terms, expected to be shortly before 8.00 a.m. on 27 June 2005

Scheme Record Time	means 9.00 p.m. on the Business Day immediately preceding the Scheme Effective Time

Scheme Shares	means:

(i) Existing Ordinary Shares in issue at the date of the Scheme;

(ii) any Existing Ordinary Shares issued after the date of the Scheme and before the Voting Record Time for the Court Meeting; and

(iii) any Existing Ordinary Shares issued at or after the Voting Record Time for the Court Meeting and before 6.00 p.m. on the day before the date on which the order of the Court is made sanctioning the Scheme (and confirming the reduction of capital of IHG forming part thereof) in respect of which the original or any subsequent holders thereof are, or shall before the date of such order have agreed in writing to be, bound by the Scheme

SDRT	means stamp duty reserve tax

SEC	means the US Securities and Exchange Commission

Securities Act	means the US Securities Act of 1933, as amended

Separation	means the demerger in April 2003 of the Six Continents Group to create the IHG Group and the Retail Group

Shareholders	means the holders of Existing Ordinary Shares and/or New Ordinary Shares as the context requires

Six Continents	means Six Continents PLC, a public company incorporated and registered in England and Wales with registered number 00913450, which changed its name to Six Continents PLC from Bass PLC with effect from 27 July 2001

Six Continents Group	means Six Continents and its subsidiaries and associated undertakings from time to time

Statutes	means the Companies Act, the Uncertificated Securities Regulations and each act and statutory instrument for the time being in force concerning companies and affecting the Company

subsidiary	has the meaning ascribed to it in the Companies Act

subsidiary undertaking	has the meaning ascribed to it in the Companies Act

Transfer Office	means the place where the Register of Members of the Company is situated for the time being

TSR	total shareholder return

UK-based Executive Director	any one of Andrew Cosslett, Richard Hartman or Richard Solomons

UK Hotels Disposal	means the sale of 73 hotels and associated companies by members of the Group pursuant to the terms of the share purchase agreement as more particularly described in paragraph 11.5 of Part VIII of this document

UK Listing Authority	means the Financial Services Authority, in its capacity as competent authority for the purpose of Part VI of FSMA, and in the exercise of its functions in respect of the Admission to the Official List otherwise than in accordance with Part VI of FSMA

uncertificated or in uncertificated form	means, when used in relation to shares, recorded on the relevant share register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of CREST

Uncertificated Securities Regulations	means the Uncertificated Securities Regulations 2001

United Kingdom or UK	means the United Kingdom of Great Britain and Northern Ireland

United States, USA or US	means the United States of America, its territories and possessions, any statute of the United States of America and the District of Columbia

VAT	means value added tax

Voting Record Time	means, in relation to the Court Meeting, 6.00 p.m. on 30 May 2005 and, in relation to the EGM, 6.00 p.m. on 30 May 2005 or, if either meeting is adjourned, 6.00 p.m. on the day which is two days before the date of the adjourned meeting

Whitbread	means Whitbread Group PLC, a company incorporated and registered in England and Wales under the Companies Act with registered number 29423 or any wholly-owned (direct or indirect) subsidiary of such company